As filed with the Securities and Exchange Commission on April 16, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

BH/RE, L.L.C.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	84-1622334
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

885 Third Avenue 34th Floor New York, New York (Address of Principal Executive Offices)	10022 (Zip Code)

Registrant’s telephone number, including area code: (212) 371-2211

Securities to be registered pursuant to Section 12(b) of the Act:

NONE

Securities to be registered pursuant to Section 12(g) of the Act:

VOTING MEMBERSHIP INTERESTS

(Title of class)

		Page

Item 1.	Business	1
Item 2.	Financial Information	29
Item 3.	Properties	40
Item 4.	Security Ownership of Certain Beneficial Owners and Management	40
Item 5.	Directors and Executive Officers	41
Item 6.	Executive Compensation	42
Item 7.	Certain Relationships and Related Transactions	43
Item 8.	Legal Proceedings	44
Item 9.	Market Price of and Distributions on the Registrant’s Membership Interests and Related Member Matters	44
Item 10.	Recent Sales of Unregistered Securities	45
Item 11.	Description of Registrant’s Securities to be Registered	45
Item 12.	Indemnification of Managers and Members	46
Item 13.	Financial Statements and Supplementary Data	47
Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	47
Item 15.	Financial Statements and Exhibits	47
BH/RE Audited Financial Statements		F-1
Aladdin Gaming Audited Financial Statements		F-12
BH/RE Unaudited Pro Forma Condensed Consolidated Financial Statements		PF-1
Purchase and Sale Agreement
Articles of Organization of BH/RE, LLC, as amended
Amended and Restated Operating Agreement
Form of Amended and Restated Loan and Facilities
Management Contract
Employment Agreement
Amended and Restated Operating Agreement
List of Subsidiaries
Order Granting Motion to Approve Settlement
Construction, Operating and Reciprocal Easement
Findings of Fact and Conclusions of Law
Common Parking Area Use Agreement
Traffic Control Improvements Cost Participation
Settlement Agreement and Releases
Order Granting Motion to Approve Settlement Agrmt.
Energy Service Agreement
Energy Services Coordination Agreement
Subordination, Non-Disturbance and Attornment
Lease, dated December 3, 1997

i

Item 1.	Business.

Introduction

      BH/RE, L.L.C. and its subsidiaries were formed to acquire, operate and renovate the Aladdin Resort and Casino located in Las Vegas, Nevada, which we refer to in this registration statement as the Aladdin. We expect that OpBiz, L.L.C., a subsidiary of BH/RE, will complete the acquisition of the Aladdin during the second or third quarter of 2004. Following completion of the Aladdin acquisition, OpBiz will begin a renovation project which, when complete, will transform the Aladdin into the Planet Hollywood Resort and Casino, which we refer to in this registration statement as the PH Resort. In connection with the proposed renovation of the Aladdin, OpBiz has entered into an agreement with Planet Hollywood International, Inc. and certain of its subsidiaries to, among other things, license Planet Hollywood’s trademarks, memorabilia and other intellectual property. OpBiz has also entered into an agreement with Sheraton Operating Corporation, a subsidiary of Starwood Hotels and Resorts Worldwide, Inc., pursuant to which Sheraton will provide hotel management, marketing and reservation services for the hotel that will comprise a portion of the PH Resort.

      BH/RE was formed by BH Casino and Hospitality LLC and OCS Consultants, Inc. BH Casino and Hospitality is controlled by Douglas P. Teitelbaum, a managing principal of Bay Harbour Management, L.C. Bay Harbour Management is an SEC-registered investment management firm. BH Casino and Hospitality was formed by Mr. Teitelbaum for the purpose of holding investments in BH/RE by funds managed by Bay Harbour Management. OCS is wholly owned and controlled by Robert Earl and holds Mr. Earl’s investment in BH/RE. Mr. Earl is the founder, chairman and chief executive officer of Planet Hollywood and Mr. Teitelbaum is a director of Planet Hollywood. Together, Mr. Earl, a trust for the benefit of Mr. Earl’s children and affiliates of Bay Harbour Management own substantially all of the equity of Planet Hollywood. Mr. Earl disclaims beneficial ownership of any equity of Planet Hollywood owned by the trust.

      BH/RE is a holding company that owns 85% of EquityCo, L.L.C. The remaining 15% of EquityCo is owned by a subsidiary of Starwood. MezzCo, L.L.C. is a wholly owned subsidiary of EquityCo, and OpBiz is a wholly owned subsidiary of MezzCo. A detailed description of our corporate structure can be found below under “— Corporate Structure.” In this registration statement, the terms “we” and “our” refer to BH/RE and its subsidiaries.

Planned Acquisition of the Aladdin

      The Aladdin is currently owned and operated by Aladdin Gaming, LLC, which is a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code. Aladdin Gaming commenced its bankruptcy case in the United States Bankruptcy Court for the District of Nevada, Southern Division on September 28, 2001. On April 23, 2003, OpBiz and Aladdin Gaming entered into a purchase agreement pursuant to which OpBiz agreed to acquire the Aladdin. Under the purchase agreement and pursuant to an order of the Bankruptcy Court, Aladdin Gaming conducted an auction to sell the Aladdin. On June 20, 2003, the Bankruptcy Court declared OpBiz the winner of that auction and, on August 29, 2003, the Bankruptcy Court entered an order confirming Aladdin Gaming’s plan of reorganization and authorizing Aladdin Gaming to complete the sale of the Aladdin to OpBiz under the purchase agreement.

      The purchase agreement provides that, subject to certain conditions, OpBiz will acquire substantially all of the real and personal property owned or used by Aladdin Gaming to operate the Aladdin, and will receive $15 million of working capital from Aladdin Gaming, including at least $10 million of cash. OpBiz will pay the purchase price for the Aladdin by issuing new secured notes to Aladdin Gaming’s secured creditors and will assume various contracts and leases entered into by Aladdin Gaming in connection with its operation of the Aladdin and certain of Aladdin Gaming’s liabilities, including Aladdin Gaming’s energy service obligation to the third party owner of the central utility plant that supplies hot and cold water and emergency power to the Aladdin. At December 31, 2003, the energy service obligation was $34.7 million. Upon the completion of the Aladdin acquisition, OpBiz will issue $510 million of new secured notes to Aladdin Gaming’s secured creditors. OpBiz has also agreed to simultaneously make a $14 million cash payment to those secured creditors to reduce the principal amount of the notes to $496 million and obtain a release of their lien on a four-acre parcel of undeveloped property that we will acquire from Aladdin Gaming. We plan to develop this property into a vacation resort ownership or similar project. As of the date of this registration statement, we do not have commitments to fund the $14 million cash payment. See “— Business Strategy — Develop Vacant Property.” OpBiz will also provide either cash or a letter of credit in the amount of $90 million to fund the costs of the planned renovations to the Aladdin. The secured notes are described below under “— Financing of the Aladdin Acquisition and Renovations — The Credit Agreement,” the obligations to the owner of the central utility plant are described below under “— Material Agreements — Energy Service Agreements” and “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Aladdin Gaming — Liquidity and Capital Resources,” and the capital commitments providing the $90 million to fund the planned renovations are described below under “— Financing of the Aladdin Acquisition and Renovations — Cash Investment by BH/RE and Starwood.”

      Before OpBiz can complete the Aladdin acquisition, we must receive certain approvals from various Nevada gaming authorities and under the Hart-Scott-Rodino Act. As a result, the completion of the Aladdin acquisition may be delayed or may not occur. BH/RE and each of its subsidiaries are required to be registered with and licensed or found suitable by the Nevada gaming authorities in connection with the Aladdin acquisition. Our officers and managers, including Mr. Earl, Mr. Teitelbaum and Michael V. Mecca, the president and chief executive officer of OpBiz, as well as Barry Sternlicht (the chairman and chief executive officer of Starwood) and Theodore Darnall (the executive vice president of hotel operations of Starwood and a manager of EquityCo), must also be licensed or found suitable by the Nevada gaming authorities in connection with the Aladdin acquisition. As of the date of this registration statement, gaming applications had been filed by each of these persons or entities; however, the required approvals have not been obtained. In addition, certain other senior executives of Starwood are required to file applications with the Nevada gaming authorities, but are not required to be found suitable in order for us to receive the approvals required in connection with the Aladdin acquisition. However, the Nevada gaming authorities may determine to investigate the suitability of these other senior executives of Starwood at a later time. As of the date of this registration statement, none of the gaming applications for the other senior executives of Starwood had been filed. The required approvals are discussed below under “— Regulation.” Aladdin Gaming may terminate the purchase agreement if any required gaming application is withdrawn or denied, or if all necessary approvals of the Nevada gaming authorities have not been obtained by August 29, 2004. We anticipate that the Nevada Control Board and the Nevada Gaming Commission will hold hearings on the various license applications prior to August 29, 2004, but we cannot assure you that these hearings will be held by that date or that we will be able to obtain all of the approvals from the Nevada gaming authorities by that date. If we do not have all of our gaming approvals by that date, OpBiz may extend the termination date of the purchase agreement by up to 90 days by increasing its existing cash deposit by up to $2.5 million. As of the date of this registration statement, applications for approval under the Hart-Scott-Rodino Act had not been filed.

      The purchase agreement provides that OpBiz will assume substantially all of Aladdin Gaming’s pre-petition contracts and leases and any post-petition contracts or leases to which OpBiz does not object. However, OpBiz and Aladdin Gaming have agreed that OpBiz may, no later than 30 days prior to the completion of the Aladdin acquisition, elect not to assume some of the pre-petition contracts and leases. The purchase agreement and Aladdin Gaming’s plan of reorganization together provide that any of these pre-petition contracts or leases not assumed by OpBiz will be deemed rejected under the Bankruptcy Code and that OpBiz will be responsible for paying any related unsecured claims for rejection damages allowed by the Bankruptcy Court (at the same payout as Aladdin Gaming’s other unsecured creditors). OpBiz will not be responsible for damages incurred under post-petition contracts and leases that it does not assume. OpBiz may have to arrange for replacement services with respect to any services provided under contracts or leases that it does not assume. Lastly, the purchase agreement provides that OpBiz will offer employment to all of Aladdin Gaming’s employees, other than executive management, on terms and conditions substantially similar to their current employment terms and conditions.

      The description of the purchase agreement above and elsewhere in this registration statement is a summary and is qualified in its entirety by reference to the purchase agreement, which is incorporated into this registration statement by reference. We have filed a copy of the purchase agreement as an exhibit to this registration statement.

The Aladdin Resort and Casino

      Construction of the Aladdin began in early 1998 and the Aladdin opened in August 2000. The Aladdin is located at 3667 South Las Vegas Boulevard in Clark County, Nevada, in the area commonly referred to as the Las Vegas Strip.

      The Aladdin includes a 2,567-room hotel, which we refer to in this registration statement as the Hotel. The Hotel offers deluxe guestrooms, resort guestrooms, suites, luxury rooms and mega suites. In addition, the Hotel has an outdoor pool area and an approximately 32,000-square foot spa that is leased to a third party. This lease will be assigned to OpBiz in connection with the Aladdin acquisition. Aladdin’s 116,000-square foot casino, which we refer to in this registration statement as the Casino, contains approximately 1,900 slot machines, 50 table games, keno and a sports-book facility on its main floor and includes a 15,000-square foot luxury gaming section on its mezzanine level with approximately 20 high denomination table games and 75 high denomination slot machines. In addition, Aladdin Gaming has approximately 950 unused slot machines.

      The Aladdin has seven restaurants, including a Chinese restaurant leased to P.F. Chang’s, a buffet, a sushi bar, a 24-hour casual dining facility, an Italian restaurant, a steak and seafood restaurant and a poolside snack bar, as well as a nightclub and several lounges. In addition, Aladdin Gaming operates a Starbucks Coffee franchise under an agreement with Starbucks Corporation that will be assigned to OpBiz in connection with the Aladdin acquisition. The Aladdin also has gift and merchandise shops operated by a third party. The Aladdin also has over 75,000 square feet of convention, trade show and meeting facilities, including a 37,000-square foot main ballroom, 10,000 square feet of pre-function space and 16,000 square feet of breakout space in 18 separate rooms.

      Aladdin Gaming owns the 7,000-seat Theater for the Performing Arts, which we refer to in this registration statement as the TPA. The TPA is part of the Complex described below, but is not directly connected to the Hotel and the Casino. Hotel and Casino customers and the general public can enter the TPA through the adjacent shopping mall, which is known as the Desert Passage and is described below, or through entrances leading directly into the TPA. The TPA is used for award shows, live music events and theatrical performances. The Aladdin also has unfinished space for an approximately 1,300-seat theater on a mezzanine level above the Casino, which we refer to in this registration statement as the Showroom.

      Aladdin Gaming owns a four-acre parcel of undeveloped property that is adjacent to the Complex described below. One element of our business strategy is to develop this vacant property. For further discussion about our plans for this vacant property, see “— Business Strategy — Develop Vacant Property.”

      The Aladdin is part of a resort, casino and entertainment complex, which we refer to in this registration statement as the Complex. In addition to the Hotel, Casino and TPA, the Complex includes the Desert Passage, which is a themed entertainment shopping mall with approximately 435,000 square feet of retail space, and an approximately 4,800-space parking facility jointly used by the Aladdin and the Desert Passage.

      The Desert Passage and the parking facility are owned by Boulevard Invest, LLC, a third party. The Desert Passage, which is directly connected to the Casino, contains an array of stores, boutiques, restaurants, cafes and other entertainment offerings. Aladdin Gaming is a party to reciprocal use easements and agreements governing the operation and maintenance of the Hotel, Casino, TPA, Desert Passage and parking facility. Aladdin Gaming will assign these reciprocal use easements and agreements to OpBiz in connection with the Aladdin acquisition. For a description of these agreements, see “— Material Agreements — Construction, Operation and Reciprocal Easement Agreement.”

      The theme and design of the Desert Passage are consistent with the current theme and design of the Aladdin, but are not consistent with our planned renovations to the Aladdin, as described below under “— Business Strategy — Renovate the Aladdin.” The reciprocal easement and use agreements that govern the joint operation of the Aladdin, TPA, Desert Passage and parking facility contain provisions that could impact our planned renovations. In particular, Boulevard Invest may have limited approval rights over a portion of our planned physical renovations. However, under an agreement with OpBiz and Aladdin Gaming, Boulevard Invest has already consented to the re-theming and re-naming of the Aladdin and for the development of the vacant property adjacent to the Desert Passage, and has agreed to amend the reciprocal easement and use agreements accordingly.

      The central utility plant, which provides hot and cold water and emergency power to the Complex, is owned by Northwind Aladdin, a third party. Northwind Aladdin leases the land on which the central utility plant is located from Aladdin Gaming for a nominal yearly rent. OpBiz will acquire this land from Aladdin Gaming in connection with the Aladdin acquisition. For summaries of the principal terms of the agreements related to the central utility plant, including the energy service obligations that OpBiz will assume in connection with the completion of the Aladdin acquisition, see “— Material Agreements — Energy Service Agreements.”

Business Strategy

      Following the Aladdin acquisition, we intend for OpBiz to transform the Aladdin into the PH Resort. Our strategy is to improve profitability by:

•	renovating the Aladdin;

•	implementing a new marketing program to capitalize on the Planet Hollywood, Starwood and Sheraton brand names;

•	upgrading and expanding gaming and non-gaming attractions; and

•	developing the four-acre parcel of vacant property adjacent to the Desert Passage.

Renovate the Aladdin

      OpBiz has created a preliminary design and construction plan with an estimated cost of $90 million to renovate the Aladdin into the PH Resort. The preliminary budget includes amounts both for physical construction costs and for various non-construction costs such as purchases of gaming equipment, PH Resort-themed Casino chips and employee uniforms, design fees and promotional expenses. In addition, OpBiz may enter into agreements or form strategic alliances with third parties to finance, develop and/or operate the TPA, Showroom, a television studio, additional restaurants, attractions, lounges, nightclubs and other attractions or amenities at the PH Resort, thereby increasing the number of entertainment venues at the PH Resort without increasing renovation costs. BH/RE has committed to invest $70 million to fund the planned renovations and Starwood has committed to invest $20 million. See “— Financing of the Aladdin Acquisition and Renovations.” We currently expect to complete the renovation of the Aladdin within 12 to 18 months after the completion of the Aladdin acquisition.

      The key elements of our plan to renovate the Aladdin are:

•	Redesign entrance and traffic flow. OpBiz intends to construct a new main entrance to the PH Resort that will improve access to the Casino from Las Vegas Boulevard by creating a large main entrance and several well-identified secondary entrances. The main entrance will incorporate the Planet Hollywood globe trademark. We also plan to make other improvements to the entrance areas that we expect will improve pedestrian traffic into the Casino from Las Vegas Boulevard and to make improvements to the Casino that will direct those customers across the Casino floor to reach our restaurants, shops and entertainment attractions. In addition, OpBiz will add significant new signage to the PH Resort, including large lettering on top of the Hotel and a large marquee in front of the PH Resort. We anticipate that these improvements will result in more walk-in visitors to the Casino and our other planned attractions and amenities.

•	Renovate and expand Casino. OpBiz intends to renovate the Casino and, subject to approval of applicable Nevada gaming authorities, expand the Casino into a portion of the Desert Passage to be leased by OpBiz. OpBiz has an agreement with Boulevard Invest containing the principal terms of a lease for space in the Desert Passage, but has not signed a definitive lease agreement. In addition, OpBiz intends to remove or modify existing structures on the Casino floor so that the Casino will appear larger and more inviting, to redesign the Casino floor to better use the available space for gaming and to add new gaming equipment.

Implement New Marketing Program

      OpBiz intends to focus its marketing efforts on attracting middle market gaming customers and establishing celebrity marketing agreements. We believe the general quality of the Hotel rooms is very competitive for the middle market segment. The new marketing program will feature:

•	the entry of the Planet Hollywood brand name into the Las Vegas casino market; and

•	Starwood’s reservation system and marketing and loyalty programs and the Sheraton brand name.

      Planet Hollywood Brand Name. We believe the Planet Hollywood brand name is well-known and internationally recognized. As a result, we expect OpBiz will be able to spend more of its advertising budget on direct customer marketing rather than brand awareness. In addition, we expect that the PH Resort will host movie premieres, live television productions and similar entertainment industry events, with the goal of attracting Las Vegas tourists, including customers of other properties on the Las Vegas Strip, to the PH Resort.

      Relationship with Starwood and Sheraton. We believe our relationship with Starwood and Sheraton presents a number of advantages for the PH Resort. We expect that including the PH Resort in the Starwood reservation system and marketing and loyalty programs will result in higher average daily room rates at the Hotel. We also anticipate Starwood’s convention bookings database will generate more profitable convention and meeting business for the PH Resort, improving both mid-week occupancy levels and average daily room rates. The Starwood preferred guest program has approximately 3.5 million active members and approximately 14 million total members. We expect Starwood preferred guest program members to utilize the PH Resort as an award-redeeming destination.

Upgrade and Expand Gaming and Non-Gaming Attractions

      Improve Mix and Layout of Casino Slot Machines. We intend for OpBiz to improve its gaming operations by expanding the Casino, adding new ticket-in/ticket-out slot machines and providing customers with newer and more attractive slot machine options. OpBiz also intends to reduce the number of participatory slot machines as a percentage of its total slot machines. Participatory slot machines are slot machines that require the casino operator to pay a percentage of its winnings to the manufacturer.

      Expand Sports-Book Facility and Add Poker Parlor. We intend for OpBiz to expand and remodel the Aladdin’s sports-book facility to keep more of our Hotel guests in the Casino and to attract more non-Hotel customers to the Casino. We believe that a sports-book facility is important because it serves as a gathering and relaxation point for groups of hotel and other customers. Virtually all of Aladdin’s major competitors have larger sports-book facilities than the Aladdin. We intend for OpBiz to expand the sports-book facility by utilizing existing unused space. We expect that OpBiz will remodel the sports-book facility and incorporate sports memorabilia from Planet Hollywood’s extensive collection. In addition, because of the popularity of poker, we intend for OpBiz to add a poker parlor adjacent to the expanded sports-book facility.

      Expand Amenities. When OpBiz completes the planned renovations to the Aladdin, the PH Resort will offer a variety of non-gaming amenities that we believe will be unique among Las Vegas Strip properties. Our plans include renovating the pool area to include, among other things, a movie theater, hosting weekly “sneak peek” movie screenings, and constructing a Hollywood-themed memorabilia museum. We also intend for OpBiz to enter into an agreement with a third party to lease the TPA and the Showroom, renovate the TPA, build out the Showroom and manage concert and theatrical entertainment at the PH Resort. As of the date of this registration statement, we have not entered into any agreements regarding the TPA and Showroom. We may also seek to enter into strategic alliances to expand our other amenities, possibly including a television studio, restaurants, nightclubs, lounges or other attractions. We believe that increasing the number, variety and desirability of non-gaming amenities at the PH Resort will attract more customers to the PH Resort and, as a result, increase revenues and profits, including from OpBiz’s gaming operations.

      Upgrade and Expand Restaurant Choices. Although the Aladdin has two upscale restaurants and a large buffet with a wide variety of food choices, none of the dining options at the Aladdin are affiliated with a well-known restaurant or chef from a major U.S. metropolitan area. We believe most Las Vegas Strip properties currently include these types of dining options and that having one or more of these dining options presents opportunities to attract customers to the Casino and to other non-gaming attractions and amenities at the PH Resort. We intend for OpBiz to enter into agreements with other restaurant operators and chefs at varying price points to offer customers of the PH Resort more dining options.

Develop Vacant Property

      At the completion of the Aladdin acquisition, OpBiz will acquire a four-acre parcel of vacant property from Aladdin Gaming. This parcel is adjacent to the Complex. We presently intend for OpBiz to develop this vacant property into a vacation resort ownership project, hotel, condominium or condo/hotel. We may develop the vacant property or seek to enter into an agreement with a third party developer. We are currently negotiating terms for the development of a vacation resort ownership project with a third party developer. These negotiations are subject to an exclusivity agreement that expires in May 2004. We cannot assure you that these negotiations will result in a definitive agreement for the development of a vacation resort ownership project. We expect that development of the vacant property will benefit OpBiz by providing additional revenues by increasing the number of potential customers for the PH Resort.

Financing of the Aladdin Acquisition and Renovations

      The Aladdin acquisition and the planned renovations will be funded by:

•	the issuance by OpBiz of $510 million of secured notes to Aladdin Gaming’s secured creditors pursuant to an Amended and Restated Loan and Facilities Agreement, which we refer to in this registration statement as the Credit Agreement and which is described below under “— The Credit Agreement” and “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — BH/RE — Liquidity and Capital Resources;” and

•	a $90 million cash investment into OpBiz, which is discussed below under “— Cash Investment by BH/RE and Starwood.”

The Credit Agreement

      OpBiz’s obligations under the Credit Agreement will be secured by liens on all of its assets, including a mortgage on OpBiz’s real property, the Hotel, the Casino and the TPA, and security interests in OpBiz’s accounts receivable, inventory, equipment and intangible assets. The Credit Agreement will be guaranteed by MezzCo and MezzCo will secure its guarantee by pledging its membership interests in OpBiz to the lenders. The Credit Agreement will mature on the sixth anniversary of the completion of the Aladdin acquisition by OpBiz.

      The loans under the Credit Agreement will be evidenced by $500 million of Term Loan A notes and $10 million of Term Loan B notes. OpBiz has agreed to simultaneously make a $14 million cash payment to the holders of the Term Loan A notes to reduce the principal amount of the Term Loan A notes to $486 million and obtain a release of their lien on the vacant property that we plan to develop. We plan to fund the $14 million cash payment through additional borrowings or capital contributions from the holders of our equity membership interests, Starwood or their affiliates. As of the date of this registration statement, we do not have commitments to fund the $14 million cash payment.

      OpBiz will pay interest on the outstanding Term Loan A notes quarterly, in cash, at the London Inter-Bank Offered Rate, or LIBOR, plus an applicable margin that increases over time. Until the third anniversary of the completion of the Aladdin acquisition, the margin is subject to certain minimum and maximum amounts, so that as long as the minimum amount is met, OpBiz’s interest payment will not exceed its quarterly earnings before interest, taxes, depreciation and amortization, or EBITDA, less quarterly maintenance capital expenditures. Interest on the Term Loan B notes will accrue at a rate of LIBOR plus 4%, will be added quarterly to the outstanding principal amount of the Term Loan B notes and will be paid when OpBiz pays off the Term Loan B notes. OpBiz will also be required to pay an annual administrative fee and certain other fees and expenses of the lender under the Credit Agreement.

      OpBiz is required to prepay amounts outstanding under the Credit Agreement:

•	with excess cash flow (as defined in the Credit Agreement) after certain permitted cash reserves are accumulated;

•	in scheduled quarterly amounts beginning after the second anniversary of the completion of the Aladdin acquisition;

•	with any amounts received by OpBiz in connection with the development of the vacant property adjacent to the Desert Passage;

•	with any portion of the $90 million in capital commitments that OpBiz does not use to renovate the Aladdin within 36 months after the completion of the Aladdin acquisition, although that period may be extended for up to 12 months if the renovations are delayed for certain reasons specified in the Credit Agreement; and

•	with the proceeds of certain asset sales.

      In particular, after OpBiz accumulates certain permitted cash reserves, it is required to pay 100% of its excess cash flow (as defined in the Credit Agreement) from operations to the lenders under the Credit Agreement. That percentage decreases to 75%, then 50%, if OpBiz meets certain targeted ratios of total debt to EBITDA, or Leverage Ratios, for any two consecutive fiscal quarters.

      The Credit Agreement includes covenants that, among other things, restrict OpBiz’s ability to sell assets, make distributions to its owners, other than distributions for taxes and quarterly distributions to pay interest and principal on indebtedness of MezzCo, incur or prepay additional indebtedness, enter into transactions with affiliates, incur liens, make investments, make capital expenditures, develop the four-acre parcel of vacant property adjacent to the Desert Passage and enter into material contracts. In addition, OpBiz is required to maintain certain levels of EBITDA that increase over time and, beginning with the third anniversary of the completion of the Aladdin acquisition, maintain certain ratios of EBITDA to interest expense that increase over time and maintain certain Leverage Ratios that decrease over time.

      The Credit Agreement contains customary events of default, including a change of control of OpBiz, the occurrence of a default under the terms of any indebtedness of MezzCo, a default by OpBiz under the hotel management contract or termination of Sheraton as the manager of the Hotel (unless OpBiz replaces Sheraton with another approved manager within 30 days of such termination), a default or termination of the Planet Hollywood license agreement and certain defaults under the agreements with Boulevard Invest or Northwind Aladdin.

      BH/RE has agreed to issue warrants to purchase 2.94% of its ownership interest in EquityCo to the lenders under the Credit Agreement.

      The description of the Credit Agreement above is a summary and is qualified in its entirety by reference to the Credit Agreement, which is incorporated into this registration statement by reference. We have filed a copy of the form of the Credit Agreement as an exhibit to this registration statement.

Cash Investment by BH/RE and Starwood

      BH/RE and Starwood have committed to invest $90 million to complete the Aladdin acquisition and fund OpBiz’s plans to renovate the Aladdin. Of this $90 million, BH/RE is obligated to fund $70 million and Starwood is obligated to fund $20 million. Under the Credit Agreement we are allowed to fund a portion of this capital commitment with the proceeds of borrowings by MezzCo. Under the operating agreement of EquityCo, a portion of BH/RE’s funding obligation will be reduced by the net proceeds of the borrowings by MezzCo. While we have had active discussions with several parties regarding a MezzCo financing, as of the date of this registration statement we do not have any agreements relating to any such financing. Obtaining such financing is not a condition to completion of the Aladdin acquisition, and subject to the conditions contained in the operating agreement of EquityCo, we will have the $90 million of funding whether or not we obtain such financing.

Material Agreements

      To complete the Aladdin acquisition and implement our operating plan, BH/RE and its subsidiaries have entered into a number of other agreements including:

•	an intellectual property and memorabilia licensing agreement among OpBiz, Planet Hollywood and certain of Planet Hollywood’s subsidiaries;

•	a hotel management contract between OpBiz and Sheraton;

•	the operating agreement of EquityCo between BH/RE and a subsidiary of Starwood; and

•	an employment agreement between OpBiz and Mr. Mecca, which is described below under “Item 6. Executive Compensation — Mecca Employment Agreement.”

      In addition, as part of the Aladdin acquisition, OpBiz will assume the rights and obligations of Aladdin Gaming under a number of contracts and leases, including:

•	a reciprocal easement agreement and common parking area use agreement with Boulevard Invest, the owner of the Desert Passage and the parking facility; and

•	an energy service agreement and other related agreements with Northwind Aladdin, the owner of the central utility plant.

      The descriptions of each of these agreements below are summaries and are qualified in their entirety by reference to these agreements, which are incorporated into this registration statement by reference. We have filed copies of these agreements as exhibits to this registration statement.

Planet Hollywood Licensing Agreement

      OpBiz, Planet Hollywood and certain of Planet Hollywood’s subsidiaries have entered into a licensing agreement pursuant to which OpBiz received a non-exclusive, irrevocable license to use various “Planet Hollywood” trademarks and service marks, which we refer to in this registration statement as the Planet Hollywood marks, Internet domain names that incorporate the Planet Hollywood marks and Planet Hollywood’s collection of memorabilia. OpBiz will use the Planet Hollywood marks and Internet domain names in the design, operation and marketing of the PH Resort, and will display the memorabilia in Hotel rooms and throughout the PH Resort in permanent displays and special exhibitions. Under the licensing agreement, OpBiz also has the right, but not the obligation, to open a Planet Hollywood restaurant and one or more Planet Hollywood retail shops within the Complex under a separate restaurant agreement with Planet Hollywood. The material terms of the licensing agreement are described below. The material terms of the restaurant agreement are described below under “Item 7. Certain Relationships and Related Transactions — Transactions with Planet Hollywood.”

      Licensing Fee. After we begin operating as the PH Resort, OpBiz will pay Planet Hollywood a quarterly licensing fee of 1.75% of OpBiz’s non-casino revenues. If OpBiz opens an attraction with paid admission using the Planet Hollywood marks or memorabilia prior to beginning operations as the PH Resort, it will pay Planet Hollywood a quarterly licensing fee of 1.75% of the revenues of the attraction until it begins operating as the PH Resort.

      Under the licensing agreement, non-casino revenues include all revenues of OpBiz arising directly or indirectly out of the operation of the PH Resort, excluding:

•	revenues from gaming operations in the PH Resort; and

•	revenues of third party retail and restaurant operations, tenants, licensees or concessions in the PH Resort that do not use the Planet Hollywood marks, except for revenues received by OpBiz from these third parties.

      Covenants. Under the licensing agreement, Planet Hollywood has agreed not to license the Planet Hollywood marks to:

•	any other hotel, casino, restaurant or retail shop within Clark County, Nevada, subject to certain conditions; and

•	any other hotel with a casino within the State of Nevada or within the southern portion of the State of California until the earlier of the first anniversary of the date we begin operating as the PH Resort or the termination of the licensing agreement.

      Term and Termination. The initial term of the licensing agreement will expire in 2028. OpBiz can renew the licensing agreement for three successive 10-year terms.

      OpBiz may terminate the licensing agreement at any time after the third anniversary of the date on which it begins operating as the PH Resort in connection with a sale of the PH Resort. Planet Hollywood may terminate the licensing agreement at any time after the third anniversary of the date on which OpBiz begins operating as the PH Resort in connection with a sale of the PH Resort to one of its competitors. If the licensing agreement is terminated by either OpBiz or Planet Hollywood in connection with a sale of the PH Resort prior to the sixth anniversary of the completion of the Aladdin acquisition, OpBiz will be obligated to pay a fee to Planet Hollywood.

      Subordination Agreement. Certain of Planet Hollywood’s rights under the licensing agreement are subject to a subordination and cooperation agreement among Planet Hollywood, certain of its subsidiaries and the lenders under the Credit Agreement. This agreement provides that the fees payable by OpBiz to Planet Hollywood under the licensing agreement and the restaurant agreement will be subordinate to amounts due to the lenders under the Credit Agreement. However, as long as Planet Hollywood performs its obligations under the licensing agreement and the restaurant agreement, Planet Hollywood will be entitled to receive the fees payable to it under those agreements. In addition, Planet Hollywood has agreed to cooperate with OpBiz in the performance by OpBiz of its agreements under the Credit Agreement and related documents.

Sheraton Hotel Management Contract

      OpBiz and Sheraton have entered into a management contract pursuant to which Sheraton will provide hotel management services to OpBiz, assist OpBiz in the management, operation and promotion of the Hotel and permit OpBiz to use the Sheraton brand and trademarks in the promotion of the Hotel. The material terms of the management contract are described below.

      Management Fee. OpBiz will pay Sheraton a monthly fee of 4% of gross operating revenues and 2% of rental income. Gross operating revenues includes all revenues and income from operation of the Hotel, subject to certain exceptions including rental income. Rental income includes payments received by OpBiz under leases for space in the Hotel used for the sale of goods and services which may be charged by Hotel customers to their Hotel accounts, but excludes rental income from theatrical venues, such as the TPA and Showroom, Planet Hollywood retail shops, and leased Casino space. In addition, OpBiz will pay Sheraton monthly fees for various centralized services that Sheraton provides to other hotels that it owns or manages.

      Management Team. OpBiz and Sheraton have agreed that OpBiz will appoint an executive team to manage the PH Resort consisting of a chief executive officer, a director of casino operations and a chief financial officer, and Sheraton will appoint an executive team to oversee the day-to-day operations of the Hotel consisting of a director of hotel operations and various department heads. Subject to certain conditions, OpBiz has the right to approve each individual selected by Sheraton. The Sheraton appointees will be employees of Sheraton, but OpBiz will pay their salaries, benefits and other compensation. The Sheraton appointees will report to the chief executive officer of OpBiz. OpBiz has hired Mr. Mecca to serve as its chief executive officer and president.

      Marketing and Reservations; Starwood Preferred Guest Program. Sheraton has agreed to include the Hotel in the marketing programs it uses to promote the Sheraton brand generally and, when applicable, to include the Hotel in any special marketing programs. In addition, Sheraton and OpBiz will work together to establish a marketing program for the Hotel that is consistent with the overall marketing program for the PH Resort. Sheraton will promote the Hotel through its sales and distribution offices and include the Hotel in its reservation systems, and members of Starwood’s preferred guest program will be entitled to redeem award points for room nights at the Hotel (for which OpBiz will receive compensation as set forth in the hotel management contract).

      Covenants of Sheraton. Under the management contract, Sheraton has agreed that it will not own, franchise or operate:

•	any other hotel under the name “Sheraton” on the Las Vegas Strip until April 2006 provided the management contract remains in effect; and

•	any other hotel with more than 500 guest rooms under the name “Sheraton” on the Las Vegas Strip until the management contract expires or is terminated.

      Term and Termination. The management contract has a 20-year term commencing on the completion of the Aladdin acquisition.

      Subject to certain conditions, a sale of the Hotel may allow either OpBiz or Sheraton to terminate the management contract. The effective date of any such termination depends in part upon whether the Hotel is sold to a competitor of Sheraton. Sheraton may be entitled to a termination fee if the management contract is terminated in connection with a sale of the Hotel. Any termination fee would be based on the management fees being paid by OpBiz at the time of the sale and would vary based on the date of termination and whether the Hotel is sold to a competitor of Sheraton.

      Subordination Agreement. Certain of Sheraton’s rights under the management contract are subject to a subordination and cooperation agreement between Sheraton and the lenders under the Credit Agreement. This agreement provides that the fees payable by OpBiz to Sheraton under the management contract will be subordinate to amounts due to the lenders under the Credit Agreement. However, as long as Sheraton performs its obligations under the management contract, Sheraton will be entitled to receive the fees payable to it. In addition, Sheraton has agreed to cooperate with OpBiz in the performance by OpBiz of its agreements under the Credit Agreement and related documents.

EquityCo Operating Agreement

      BH/RE and Starwood formed EquityCo for the purpose of making their respective investments in OpBiz and documenting the terms of their investments. EquityCo is managed by a board of managers. BH/RE has the right to appoint four managers and Starwood has the right to appoint two managers. Alternatively, BH/RE may appoint two managers each having two votes and Starwood may appoint one manager having two votes. BH/RE has exercised this right and has appointed Mr. Earl and Mr. Teitelbaum to the EquityCo board of managers. Starwood also has exercised this right and has appointed Mr. Darnall to the EquityCo board of managers.

      Conditions to Funding. The obligations of Starwood and BH/RE to provide the balance of their respective capital contributions to EquityCo is subject to the following conditions:

•	execution and delivery of a registration rights agreement among Starwood, BH/RE and EquityCo;

•	satisfaction or waiver of the closing conditions under the Credit Agreement and purchase and sale agreement (other than any conditions related to the capital contributions to be made by Starwood and BH/RE); and

•	receipt of approvals from the Nevada gaming and other governmental authorities.

      Approval of certain transactions. Subject to certain conditions and exceptions, the following actions by EquityCo require the approval of both BH/RE- and Starwood-appointed managers:

•	termination of Mr. Mecca and the selection of any successor to Mr. Mecca as chief executive officer;

•	establishing or modifying the compensation of the chief executive officer, chief operating officer, chief financial officer or president of OpBiz;

•	approving any management equity incentive plan of EquityCo or its subsidiaries;

•	approving the plans for the renovation of the Aladdin and the related capital expenditure budget;

•	approving any transaction with any affiliate of BH/RE or Starwood that is not on arm’s-length terms;

•	approving any agreement with a third party to manage the Casino; and

•	engaging in any other business or activity other than acquiring, operating, financing and renovating the Aladdin or developing the vacant property adjacent to the Desert Passage.

      Starwood’s right to appoint managers and approve certain transactions is not transferable and terminates if Starwood’s percentage equity interest in EquityCo decreases to less than 7.5%.

      Transfer Restrictions; Put/ Call Provision. Subject to certain exceptions, BH/RE and Starwood have agreed to the following restrictions on the transfer of their membership interests in EquityCo:

•	until the first anniversary of the completion of the Aladdin acquisition, any direct or indirect transfer by a party requires the written consent of the other party;

•	any transfer cannot be to a competitor of Starwood; and

•	any transfer cannot result in an event of default under the Credit Agreement or indebtedness of MezzCo, if any.

      BH/RE has the option to purchase all of Starwood’s membership interests in EquityCo if OpBiz is entitled to terminate the management contract between OpBiz and Sheraton as a result of a breach by Sheraton. Starwood can require EquityCo to purchase all of its membership interests in EquityCo if the management contract is terminated for any reason other than in accordance with its terms or as the result of a breach by Sheraton. In addition, BH/RE and Starwood will enter into a registration rights agreement with respect to their membership interests in EquityCo prior to the completion of the Aladdin acquisition.

Construction, Operation and Reciprocal Easement Agreement

      Aladdin Gaming and the former owner of the Desert Passage and the parking facility are parties to a Construction, Operation and Reciprocal Easement Agreement, which we refer to in this registration statement as the REA.

      The REA governs the operation, maintenance and construction of the Complex. The REA grants to the owners of the Aladdin and the Desert Passage and the parking facility, respectively, reciprocal easements between those properties for parking, utilities, maintenance, access, repairs and construction. Under the REA, Aladdin Gaming pays 75% of the maintenance costs for the common areas in the Complex (including the parking facility and certain areas adjacent to the Complex). Each party to the REA is responsible for the costs of maintaining its own property. Aladdin Gaming is required to keep the Hotel and Casino open to the general public 24 hours a day, seven days a week. It is also required to operate the Hotel and Casino in a manner consistent with the standards of a “first class” facility located on the Las Vegas Strip. The REA expires in 2097. A default under of the REA by either party does not terminate the REA, but it does allow the non-defaulting party to be released from its operating covenants if the default is not cured within 120 days after the non-defaulting party sends a notice to the defaulting party requesting that it cure such default.

      The REA provides each party with certain consent rights for alterations, renovations and modifications to the Complex. In particular, the prior consent of the owner of the Desert Passage is required for portions of OpBiz’s renovation plans. In June 2003, the previous owner of the Desert Passage, OpBiz, Aladdin Gaming, the steering committee for Aladdin Gaming’s lenders and General Electric Capital Corporation entered into a settlement agreement resolving certain of the previous owner’s objections to our proposed purchase of the Aladdin. These objections consisted primarily of matters relating to the consents OpBiz would have needed to make the planned renovations to the Aladdin. Pursuant to the settlement agreement, the former owner of the Desert Passage consented to our plan to re-name and re-theme the Aladdin, as required by the REA, and agreed to amend the REA accordingly. In addition, the former owner of the Desert Passage agreed to the basic economic terms of a lease to OpBiz for certain space in the Desert Passage. Boulevard Invest has assumed the obligations of the former owner of the Desert Passage under the settlement agreement. OpBiz plans to expand the Casino into that space, subject to execution of a formal lease and receipt of necessary approvals from Nevada gaming authorities and to build a new entrance to the Aladdin. The Desert Passage and the parking facility were sold to Boulevard Invest in January 2004 and Boulevard Invest has assumed the REA, the parking agreement described below, and the settlement agreement. Boulevard Invest may have limited approval rights related to a portion of our planned physical renovations. See “— Business Strategy — Renovate the Aladdin” and “— Risk Factors — Risks Related to the Aladdin Acquisition and Renovations — OpBiz may need limited approvals from Boulevard Invest to carry out certain of the planned renovations.”

Common Parking Area Use Agreement

      Hotel and Casino guests and employees use the 4,800-space parking facility located on property owned by Boulevard Invest. While the REA provides the necessary easements for our guests and employees to use the parking facility, the operation and maintenance of the parking facility is governed by a Common Parking Area Use Agreement between Aladdin Gaming and Boulevard Invest, which we refer to in this registration statement as the parking agreement. Pursuant to the parking agreement, Aladdin Gaming pays Boulevard Invest a minimum of $3.2 million per year until the expiration of the parking agreement in 2097. This amount is adjusted annually in a percentage amount equal to the change in the U.S. consumer price index. Aladdin Gaming also pays 75% of certain operating costs of the parking facility such as taxes, wages to garage workers, insurance, utilities and landscaping. If a party defaults under the parking agreement, the non-defaulting party can sue for damages, but may not terminate the agreement. In October 2002, the Bankruptcy Court entered an order related to certain disputes associated with the parking facility. In addition to reconciling certain charges and payments between the parties, the Bankruptcy Court ordered that the owner of the parking facility provide a reasonable method for ensuring Aladdin Gaming’s non-exclusive use of the first and second floors of the parking facility for valet parking.

Infrastructure Obligations

      In connection with the construction of the Aladdin, Aladdin Gaming entered into the Aladdin Hotel & Casino agreement and the traffic control improvements cost participation agreement with Clark County, Nevada. Pursuant to the Aladdin Hotel & Casino agreement, the owner of the Hotel and Casino is responsible for up to 25% of the amount for the construction costs paid by private businesses for a pedestrian street crossing at the corner of Las Vegas Boulevard South and Harmon Avenue. This intersection is at the southeast corner of the Complex. Clark County estimates that the total construction cost for this improvement, including the private sector portion of those costs will be between $2.5 million and $5.0 million. We do not yet know how much of the costs of this street crossing will be allocated to the private sector or when Clark County will construct this street crossing. The traffic control improvements cost participation agreement requires the owner of the Hotel and Casino to pay a portion of the cost of completing other street improvements, turn lane extensions and traffic signal infrastructure on the streets adjacent to the Complex. We expect these costs to be less than $500,000.

Energy Service Agreements

      In connection with the Aladdin acquisition, OpBiz will assume Aladdin Gaming’s obligations under an energy service agreement with Northwind Aladdin and the related agreements described below. Pursuant to the energy service agreement, Northwind Aladdin provides hot and cold water and emergency power to the Complex. Nevada Power Company provides electricity to the Complex. The material terms of the energy service agreement and the other related agreements, each as modified by the settlement agreement entered into as part of Aladdin Gaming’s bankruptcy proceedings, are described below.

Energy Service Agreement

      Charges. OpBiz will be obligated to pay Northwind Aladdin (i) a monthly consumption charge for energy services actually used, (ii) a monthly operational charge based on the annualized operating costs of the central utility plant, (iii) a quarterly debt service payment of approximately $852,000 that is based on Northwind Aladdin’s debt service obligations incurred to finance construction of the central utility plant, (iv) a monthly return on equity payment of approximately $150,000 based on the amount of equity invested in Northwind Aladdin to finance construction of the central utility plant, and (v) certain taxes and fees assessed against the central utility plant and related real property.

      Term and Termination. The initial term of the energy service agreement expires in 2018. OpBiz can renew the agreement for up to three successive five-year terms. OpBiz may terminate the agreement if Northwind Aladdin defaults on its service and performance obligations under the agreement. If OpBiz terminates the agreement, Northwind Aladdin must sell the central utility plant to OpBiz at a purchase price equal to the investment in the central utility plant multiplied by the number of months remaining in the initial term divided by 240, less costs incurred by OpBiz for required repairs or maintenance.

      Exclusivity/ Right of First Refusal. The energy service agreement provides that Northwind Aladdin will satisfy the water and emergency power requirements of the Complex, and that OpBiz and Boulevard Invest will purchase all of their respective water and emergency power requirements from Northwind Aladdin. However, if OpBiz’s requirements exceed the capacity of the central utility plant, OpBiz may solicit bids from other suppliers.

      Option to Purchase. OpBiz has a non-exclusive option to purchase the central utility plant at any time prior to termination of the energy service agreement on six months notice at a price equal to the total remaining (i) debt service amounts, plus any prepayment penalties, and (ii) a discounted return on equity amount.

Energy Services Coordination Agreement

      The energy service coordination agreement sets forth the respective rights, obligations and interests of OpBiz and Boulevard Invest with respect to the central utility plant and the provision of water and emergency power. Pursuant to the coordination agreement, OpBiz and Boulevard Invest will cooperate on energy-related matters. A four member management committee, consisting of two members chosen by OpBiz and two chosen by Boulevard Invest, administer the coordination agreement. The coordination agreement terminates upon the termination of either OpBiz’s energy service agreement or the energy service agreement between Northwind Aladdin and Boulevard Invest.

Subordination, Non-Disturbance and Attornment Agreement and Consent

      Northwind Aladdin assigned its rights in the energy service agreement with Aladdin Gaming and other related agreements to secure its indebtedness incurred to finance construction of the central utility plant. The subordination, non-disturbance and attornment agreement and consent will be assigned to OpBiz in connection with the Aladdin acquisition and gives OpBiz the right to (i) receive default notices from the creditors of Northwind Aladdin, (ii) cure any default by Northwind Aladdin, and (iii) subrogation to the rights of the lenders if OpBiz cures a default by Northwind Aladdin.

Energy Parcel Lease

      Northwind Aladdin operates the central utility plant on land owned by Aladdin Gaming and leased to it pursuant to a real property lease. OpBiz will acquire this land from Aladdin Gaming in connection with the Aladdin acquisition. The initial term of the lease will expire in 2018. Northwind Aladdin can renew the real property lease for successive five-year terms as long as the energy service agreement remains in effect. Northwind Aladdin has prepaid nominal base rent of $1.00 per month for the entire initial term. Northwind Aladdin pays all operating, maintenance, repair, and improvement costs on the central utility plant and certain taxes and other assessments.

Markets

      We believe that Las Vegas is one of the fastest growing leisure, hotel and entertainment markets in the country. Las Vegas hotel occupancy rates are among the highest of any major market in the United States. According to the Las Vegas Convention and Visitors Authority, the number of visitors traveling to Las Vegas has continued to increase. The number of visitors increased from approximately 30.5 million in the year ended December 31, 1997 to approximately 35.5 million visitors in the year ended December 31, 2003. Aggregate expenditures by these visitors increased from approximately $25 billion in the year ended December 31, 1997 to approximately $32.8 billion in the year ended December 31, 2003.

      According to the American Gaming Association, Las Vegas has the highest casino gaming revenues in the United States. A number of major hotel casinos have opened in the past ten years on the Las Vegas Strip, including Bellagio, Mandalay Bay Resort & Casino, New York-New York Hotel and Casino, Paris Las Vegas and The Venetian Casino Resort. In addition, a number of existing properties on the Las Vegas Strip have expanded during this period, including MGM Grand Hotel and Casino, Luxor Hotel and Casino, Circus Circus Hotel, Casino and Theme Park, and Caesars Palace. Despite this significant increase in the supply of rooms in Las Vegas, hotel total occupancy rates exceeded on average 90.6% for the years 1990 to 1999, averaged 92.5% in 2000, 88.9% in 2001, 88.8% in 2002 and 89.6% in 2003.

      According to the Las Vegas Convention and Visitors Authority, gross gaming revenues for properties on the Las Vegas Strip have increased from approximately $3.8 billion in the year ended December 31, 1997 to approximately $4.8 billion in the year ended December 31, 2003. As a result of the increased popularity of gaming, Las Vegas has sought to increase its popularity as an overall vacation resort destination. The number of hotel rooms in Las Vegas has increased from 105,347 at December 31, 1997 to 130,482 at December 31, 2003.

      The Las Vegas market continues to evolve from its historical gaming focus to broader entertainment and leisure offerings, such as retail, fine dining, sporting activities and major concerts. This diversification has contributed to the growth of the market and broadened the universe of individuals who would consider Las Vegas as a vacation destination. The more diversified entertainment and leisure offerings present significant growth opportunities. In particular, the newer, large theme-destination resorts have been designed to capitalize on this development by providing better quality hotel rooms at higher rates and by providing expanded shopping, dining and entertainment opportunities to their patrons, in addition to gaming.

Competition

      The hotel casino industry is highly competitive. The Aladdin competes, and the PH Resort will compete, on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment offered, theme and size. The Aladdin competes, and the PH Resort will compete, with other high-quality resorts and hotel casinos on the Las Vegas Strip and in downtown Las Vegas, as well as a large number of hotels and motels in and near Las Vegas.

      Many competing properties, such as Bellagio, Caesars Palace, Luxor Hotel and Casino, Mandalay Bay Resort & Casino, the MGM Grand Hotel and Casino, The Mirage, Monte Carlo Hotel and Casino, New York-New York Hotel and Casino, Paris Las Vegas, Rio All-Suite Hotel & Casino, Treasure Island at The Mirage, The Venetian Casino Resort, the Hard Rock Hotel and Casino and, when completed, Wynn Las Vegas, have themes and attractions which draw a significant number of visitors and compete with the Aladdin for hotel and gaming customers and conventions and trade shows. Some of these properties are operated by companies that have more than one location and may have greater name recognition and financial and marketing resources than we will have and will target the same demographic group as the Aladdin and the PH Resort. We will seek to differentiate the PH Resort from other major Las Vegas hotel casino resorts by concentrating on the design, atmosphere, personal service and amenities that OpBiz will provide and the added value of OpBiz’s arrangements with Planet Hollywood, Starwood and Sheraton.

      A number of properties in the Las Vegas market are expanding their facilities. Mandalay Resort Group recently opened a new all-suites hotel tower with approximately 1,128 rooms at the Mandalay Bay Resort & Casino. The Venetian Casino Resort recently opened a new all-suites hotel tower with approximately 1,013-rooms. MGM Mirage is constructing a 928-room “spa tower” addition to Bellagio, as well as an expansion of Bellagio’s spa and salon and retail space, which is expected to be completed in December 2004. Wynn Resorts has begun construction of Wynn Las Vegas on the 192-acre site of the former Desert Inn Resort & Casino on the Las Vegas Strip. Wynn Las Vegas, which will include approximately 2,700 hotel rooms, an approximately 1,300-suite tower, an approximately 111,000-square foot casino, 18 dining outlets, an 18-hole golf course and a water-based entertainment production, is scheduled to open in April 2005. Lastly, Caesars Entertainment recently announced that it will construct a 949-room hotel tower and additional convention and meeting facilities at Caesars Palace. Expected to be completed in 2005, the new hotel tower at Caesars Palace will include additional retail space and restaurant facilities.

      Las Vegas casinos also compete with other hotel casino facilities elsewhere in Nevada and in Atlantic City, riverboat gaming facilities in other states, hotel casino facilities elsewhere in the world, Internet gaming and other forms of gaming. In addition, certain states recently have legalized, and others may legalize, casino gaming in specific areas. Passage of the Tribal Government Gaming and Economic Self-Sufficiency Act in 1988 has led to rapid increases in Native American gaming operations. In March 2000, California voters approved an amendment to the California Constitution allowing federally recognized Native American tribes to conduct and operate slot machines, lottery games and banked and percentage card games on Native American land in California. As a result, casino-style gaming on tribal lands is growing and could become a significant competitive force. The proliferation of Native American gaming in California and gaming activities in other areas could have a negative impact on our operations. In addition, new or renovated casinos in Asia could reduce the number of Asian customers who would otherwise visit Las Vegas.

      The Casino will also compete with other forms of gaming on both a local and national level, including state lotteries, on- and off-track wagering and card parlors. The expansion of legalized gaming into new jurisdictions throughout the United States will also increase competition.

Intellectual Property

      OpBiz has entered into agreements with Planet Hollywood and Sheraton which, among other things, grant OpBiz the right to use certain of their respective intellectual property in connection with the operation of the PH Resort. These licensing arrangements are described above under “— Material Agreements” and below under “Item 7. Certain Relationships and Related Transactions — Transactions with Planet Hollywood” and “— Transaction with Starwood.”

      Aladdin Gaming owns several registered trademarks utilizing “Aladdin” for use in connection with casinos and casino entertainment services and hotel and restaurant services. OpBiz will acquire the Aladdin trademarks from Aladdin Gaming upon the completion of the Aladdin acquisition and will use the Aladdin trademarks until OpBiz begins operating as the PH Resort. We do not consider the Aladdin Gaming trademarks to be material to the business of OpBiz after completion of the renovation of the Aladdin into the PH Resort.

Regulation

Introduction

      Casino gaming facilities in the State of Nevada are subject to the Nevada Gaming Control Act and related regulations, as well as to various local ordinances. Our operations will be subject to the licensing and regulatory oversight of the Nevada Gaming Commission, the Nevada State Gaming Control Board and the Clark County Liquor and Gaming License Board, which we refer to in this registration statement collectively as the Nevada Gaming Authorities.

Policy Concerns of Gaming Laws

      The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy. These public policy concerns include, among other things:

•	preventing unsavory or unsuitable persons from being directly or indirectly involved with gaming at any time or in any capacity;

•	establishing and maintaining responsible accounting practices and procedures;

•	maintaining effective controls over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs, and safeguarding assets and revenues, providing reliable recordkeeping and requiring the filing of periodic reports with the Nevada Gaming Authorities;

•	preventing cheating and fraudulent practices; and

•	providing a source of state and local revenues through taxation and licensing fees.

      Changes in these laws, regulations and procedures could have significant negative effects on our gaming operations and our financial condition and results of operations.

Owner and Operator Licensing Requirements

      Before we can complete the Aladdin acquisition, OpBiz, as the proposed owner and operator of the Aladdin and the PH Resort, will be required to be licensed by the Nevada Gaming Authorities as a limited liability company licensee, referred to as a company licensee. If OpBiz is granted gaming licenses, it will have to pay periodic fees and taxes. The gaming licenses will not be transferable. We cannot assure you that OpBiz will be able to obtain all approvals and licenses from the Nevada Gaming Authorities on a timely basis or at all.

Company Registration Requirements

      Before we can complete the Aladdin acquisition, each of BH/RE and Starwood will be required to be registered with, and found suitable by, the Nevada Gaming Commission to own the equity interests of EquityCo and BH/RE will apply for registration with the Nevada Gaming Commission as a publicly traded corporation, referred to as a registered company, for the purposes of the Nevada Gaming Control Act. EquityCo will be required to be found suitable by the Nevada Gaming Commission to own the equity interests of MezzCo and to be registered by the Nevada Gaming Commission as an intermediary company. MezzCo will also be required to be found suitable by the Nevada Gaming Commission to own the equity interests of OpBiz and to be registered by the Nevada Gaming Commission as an intermediary company. We cannot assure you that the registrations, licenses and findings of suitability from the Nevada Gaming Authorities will be obtained on a timely basis or at all.

      Periodically, we will be required to submit detailed financial and operating reports to the Nevada Gaming Commission and provide any other information that the Nevada Gaming Commission may require. Substantially all of the material loans, leases, sales of securities and similar financing transactions of OpBiz, MezzCo, EquityCo and BH/RE must be reported to, or approved by, the Nevada Gaming Commission.

Individual Licensing Requirements

      No person may become a stockholder or member of, or receive any percentage of the profits of, an intermediary company or company licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with OpBiz to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. The officers, managers and certain key employees of OpBiz, MezzCo, EquityCo and BH/RE will be required to file applications with the Nevada Gaming Authorities and may be required to be licensed or found suitable by the Nevada Gaming Authorities. The Nevada Gaming Authorities may deny an application for licensing for any cause which they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the jurisdiction to disapprove a change in a corporate position.

      If the Nevada Gaming Authorities were to find an officer, manager or key employee unsuitable for licensing or unsuitable to continue having a relationship with OpBiz, OpBiz would have to terminate all relationships with that person. In addition, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or questions pertaining to licensing are not subject to judicial review in Nevada.

Requirements for Beneficial Securities Holders

      Regardless of the number of membership interests held, any beneficial holder of BH/RE’s voting securities may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting securities determined if the Nevada Gaming Commission has reason to believe that the ownership would otherwise be inconsistent with the policies of the State of Nevada. If the beneficial holder of the voting securities of BH/RE who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

      The Nevada Gaming Control Act requires any person who acquires more than 5% of the voting securities of a registered company to report the acquisition to the Nevada Gaming Commission. The Nevada Gaming Control Act requires beneficial owners of more than 10% of a registered company’s voting securities to apply to the Nevada Gaming Commission for a finding of suitability within 30 days after the chairman of the Nevada State Gaming Control Board mails the written notice requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Gaming Control Act, which acquires more than 10%, but not more than 15%, of the registered company’s voting securities may apply to the Nevada Gaming Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. In certain circumstances, an institutional investor that has obtained a waiver can hold up to 19% of a registered company’s voting securities for a limited period of time and maintain the waiver. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors or managers of the registered company, a change in the corporate charter, bylaws, management, policies or operations of the registered company, or any of its gaming affiliates, or any other action which the Nevada Gaming Commission finds to be inconsistent with holding the registered company’s voting securities for investment purposes only. Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by stockholders or interest holders;

•	making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and

•	other activities that the Nevada Gaming Commission may determine to be consistent with such investment intent.

      The articles of organization of BH/RE include provisions intended to help it implement the above restrictions.

Consequences of Being Found Unsuitable

      Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Gaming Commission or by the chairman of the Nevada State Gaming Control Board, or who refuses or fails to pay the investigative costs incurred by the Nevada Gaming Authorities in connection with the investigation of its application, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of any voting security or debt security of a registered company beyond the period of time as may be prescribed by the Nevada Gaming Commission may be guilty of a criminal offense. We will be subject to disciplinary action if, after we receive notice that a person is unsuitable to hold an equity interest or to have any other relationship with, we:

•	pay that person any dividend or interest upon any voting or debt securities;

•	allow that person to exercise, directly or indirectly, any voting right held by that person relating to BH/RE, EquityCo, MezzCo or OpBiz;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require the unsuitable person to relinquish such person’s voting securities including, if necessary, the immediate purchase of the voting securities for cash at fair market value.

Gaming Laws Relating to Securities Ownership

      The Nevada Gaming Commission may, in its discretion, require the holder of any debt or similar securities of a registered company to file applications, be investigated and be found suitable to own the debt or other security of the registered company if the Nevada Gaming Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the Nevada Gaming Commission decides that a person is unsuitable to own the security, then under the Nevada Gaming Control Act, the registered company can be sanctioned, including the loss of its approvals if, without the prior approval of the Nevada Gaming Commission, it:

•	pays to the unsuitable person any dividend, interest or any distribution whatsoever;

•	recognizes any voting right by the unsuitable person in connection with the securities;

•	pays the unsuitable person remuneration in any form; or

•	makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

      BH/RE will be required to maintain a current ownership ledger in Nevada which may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make the disclosure may be grounds for finding the record holder unsuitable. We will be required to render maximum assistance in determining the identity of the beneficial owner of any of BH/RE’s voting securities. The Nevada Gaming Commission has the power to require the certificates representing equity interests of any registered company to bear a legend indicating that the securities are subject to the Nevada Gaming Control Act. We do not know whether this requirement will be imposed on us. However, the certificates representing BH/RE’s membership interests note that the membership interests are subject to a right of redemption and other restrictions set forth in BH/RE’s articles of organization and bylaws and that the membership interests are, or may become, subject to restrictions imposed by applicable gaming laws.

Approval of Public Offerings

      Neither BH/RE nor any of its affiliates may make a public offering of its debt or equity securities without the prior approval of the Nevada Gaming Commission if the proceeds from the offering are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for those purposes or for similar transactions, unless, upon a written request for a ruling, the chairman of the Nevada State Gaming Control Board has ruled that it is not necessary to submit an application for approval. Any approval that we might receive in the future relating to future offerings will not constitute a finding, recommendation or approval by any of the Nevada Gaming Authorities as to the accuracy or adequacy of the offering memorandum or the investment merits of the securities. Any representation to the contrary is unlawful.

Approval of Changes in Control

      Once BH/RE becomes a registered company, it must obtain prior approval of the Nevada Gaming Commission with respect to a change in control through:

•	merger;

•	consolidation;

•	stock or asset acquisitions;

•	management or consulting agreements; or

•	any act or conduct by a person by which the person obtains control of us.

      Entities seeking to acquire control of a registered company must satisfy the Nevada State Gaming Control Board and Nevada Gaming Commission with respect to a variety of stringent standards before assuming control of the registered company. The Nevada Gaming Commission may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Approval of Defensive Tactics

      The Nevada legislature has declared that some corporate acquisitions opposed by management, repurchases of voting securities and corporate defense tactics affecting Nevada gaming licenses or affecting registered companies that are affiliated with the operations permitted by Nevada gaming licenses may be harmful to stable and productive corporate gaming. The Nevada Gaming Commission has established a regulatory scheme to reduce the potentially adverse effects of these business practices upon Nevada’s gaming industry and to further Nevada’s policy to:

•	assure the financial stability of corporate gaming operators and their affiliates;

•	preserve the beneficial aspects of conducting business in the corporate form; and

•	promote a neutral environment for the orderly governance of corporate affairs.

      Once we become a registered company, approvals may be required from the Nevada Gaming Commission before we can make exceptional repurchases of voting securities above their current market price and before a corporate acquisition opposed by management can be consummated. The Nevada Gaming Control Act also requires prior approval of a plan of recapitalization proposed by a registered company’s board of directors in response to a tender offer made directly to its stockholders for the purpose of acquiring control.

Consequences of Violating Gaming Laws

      If the Nevada Gaming Commission decides that we have violated the Nevada Gaming Control Act or any of its regulations, it could limit, condition, suspend or revoke our registrations and gaming license. In addition, we and the persons involved could be subject to substantial fines for each separate violation of the Nevada Gaming Control Act, or of the regulations of the Nevada Gaming Commission, at the discretion of the Nevada Gaming Commission. Further, the Nevada Gaming Commission could appoint a supervisor to operate the Aladdin (or the PH Resort) and, under specified circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any of our gaming licenses and the appointment of a supervisor could, and revocation of any gaming license would, have a significant negative effect on our gaming operations.

Fees and Taxes

      License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the counties and cities in which the licensed operations are conducted. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon:

•	a percentage of the gross revenues received;

•	the number of gaming devices operated; or

•	the number of table games operated.

      A live entertainment tax is also paid by casino operators where entertainment is furnished in connection with an admission charge or the selling or serving of food or refreshments or the selling of merchandise.

License for Conduct of Gaming and Sale of Alcoholic Beverages

      The conduct of gaming activities and the service and sale of alcoholic beverages at the Aladdin and the PH Resort will be subject to licensing, control and regulation by the Clark County Liquor and Gaming License Board. In addition to approving OpBiz, the Clark County Liquor and Gaming License Board has the authority to approve all persons owning or controlling the stock of any corporation controlling a gaming license. All licenses are revocable and are not transferable. The county agency has full power to limit, condition, suspend or revoke any license. Any disciplinary action could, and revocation would, have a substantial negative impact upon our operations.

Environmental Compliance

      After completion of the Aladdin acquisition, we will be subject to various environmental laws and regulations governing activities that may have adverse environmental effects, such as discharges to air and water and handling and disposal of toxic wastes, or imposing liability on property owners for the costs of removal or remediation of certain hazardous substances released on their property. We are not aware of any current non-compliance by Aladdin Gaming with these laws and regulations and expect to be in material compliance with these laws after completion of the Aladdin acquisition.

Employees

      BH/RE does not have, and does not expect to have, any employees. Under the terms of the purchase agreement, OpBiz is obligated to make offers of employment to all non-management employees of Aladdin Gaming upon completion of the Aladdin acquisition and will hire all employees who accept the offers of employment. We currently expect that OpBiz will have approximately 2,500 employees. Aladdin Gaming has entered into a collective bargaining agreement that covers less than 20 employees who work on the Aladdin loading docks. OpBiz will assume this agreement in connection with the Aladdin acquisition. No other employees of the Aladdin are represented by labor unions.

Corporate Structure

General

      BH/RE is a Nevada limited liability company and was organized on March 31, 2003. Since formation, neither BH/RE nor any of its subsidiaries has conducted any operations other than in connection with the proposed Aladdin acquisition. BH/RE is a holding company and we do not expect BH/RE to have any material operations. Following the completion of the Aladdin acquisition, OpBiz will own and operate the Aladdin.

      BH/RE’s subsidiaries are:

•	EquityCo, a Nevada limited liability company owned 85% by BH/RE and 15% by Starwood Nevada Holdings, LLC, a Delaware limited liability company wholly owned by Starwood;

•	MezzCo, a Nevada limited liability company wholly owned by EquityCo; and

•	OpBiz, a Nevada limited liability company wholly owned by MezzCo.

     Potential Dilution of BH/RE’s Equity Interests in EquityCo and OpBiz

      BH/RE has granted the lenders under the Credit Agreement warrants to purchase 2.94% of BH/RE’s equity interests in EquityCo at an exercise price equal to 2.5% of the total amount of equity capital made available to EquityCo by BH/RE, Starwood and their affiliates, including equity capital used for renovations to the Aladdin and fees incurred in connection with the Aladdin acquisition. In addition, Mr. Mecca is entitled to purchase up to 3% of the equity interests in OpBiz pursuant to the terms of his employment agreement. We may also implement a management incentive plan that may entitle certain key executives and employees to purchase equity interests in OpBiz. The exercise of any or all of the foregoing options and warrants would result in a dilution of BH/RE’s equity interests in EquityCo and/or OpBiz, but will not affect BH/RE’s voting control of OpBiz or BH/RE’s other subsidiaries.

Additional Information

      BH/RE is filing this registration statement voluntarily and is not required to file this registration statement pursuant to the Securities Exchange Act of 1934, as amended, or the rules and regulations of the SEC promulgated thereunder. Following effectiveness of this registration statement, BH/RE will be required to file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports, statements or other information filed by BH/RE at the SEC’s public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. BH/RE’s filings will also be available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

      This registration statement contains forward-looking statements that do not relate to historical or current facts or situations. You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “would,” “could,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “continues,” the negative of these terms or other similar terms. Forward-looking statements include statements relating to the Aladdin acquisition, the renovation of the Aladdin into the PH Resort, our business strategy and operating plans, our expectations concerning future operations, profitability, liquidity and capital resources, the development of the vacant property adjacent to the Desert Passage and our other current and future plans.

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. If one or more of the assumptions underlying our forward-looking statements proves incorrect, our actual results, levels of activity, performance or achievements could differ significantly from those expressed in, or implied by, the forward-looking statements contained in this registration statement. Therefore, you should not place undue reliance on our forward-looking statements. Except as required by law, we do not intend to update or revise any of our forward-looking statements after the date of this registration statement.

Risk Factors

      Our plans and business are subject to the following risks:

Risks Related to the Aladdin Acquisition and Renovations

We may incur additional costs in connection with the rejection of certain existing contracts and leases between Aladdin Gaming and its vendors.

      Both the purchase agreement and Aladdin Gaming’s plan of reorganization provide that Aladdin Gaming will be deemed to have rejected certain pre-petition contracts and leases with its vendors unless OpBiz agrees to assume those contracts and leases. OpBiz must make its decision on each of these contracts or leases 30 days prior to the completion of the Aladdin acquisition. Some of these contracts and leases are material to the Aladdin. Under the purchase agreement, OpBiz will be responsible for paying any allowed unsecured claims for rejection damages under the Bankruptcy Code (at the same payout as Aladdin Gaming’s other unsecured creditors) and may have to arrange for replacement services. Any additional funding requirement resulting from any unsecured claims for rejection damages could negatively affect our ability to fund the costs of renovating the Aladdin and the loss of services under one or more of these contracts or leases could have a material adverse effect on our operations. In addition, the loss of one or more of such services could require additional funding to replace the services.

Our renovation budget is only an estimate and actual costs may exceed the budget.

      The final plans and specifications for the renovation of the Aladdin have not been finalized. We currently estimate that renovation costs will be about $90 million. While we believe that the budget is reasonable, the costs are an estimate and actual costs may be higher than expected. Construction projects like the proposed renovations to the Aladdin entail significant risks, including:

•	unanticipated cost increases;

•	unforeseen engineering, environmental and/or geographical problems;

•	shortages of materials or skilled labor;

•	work stoppages; and

•	weather interference.

      Construction, equipment or staffing problems or difficulties in obtaining any of the requisite licenses, permits and authorizations from regulatory authorities could increase the total cost of the renovations, delay or prevent the renovations or otherwise affect the design and features of the PH Resort. We cannot assure you that the actual renovation costs will not exceed the budgeted amounts. Failure to complete the renovations within our budget may negatively affect our financial condition and results of operations.

We may not be able to fund cost overruns.

      As of the date of this registration statement, BH/RE has committed to invest $70 million to fund the planned renovations to the Aladdin and Starwood has committed to invest $20 million. We do not have commitments for funding in excess of $90 million and we cannot assure you that such funding, if necessary, will be available on acceptable terms and conditions. In addition, substantially all of our internally generated funds, other than cash reserves permitted under the Credit Agreement, will be used to pay interest and principal under the Credit Agreement. The terms of the Credit Agreement do not allow us to use our cash reserves to fund the planned renovations. If we experience cost overruns or other events or circumstances that would cause us to require funding in excess of the existing capital commitments, we might not be able to complete the renovations or execute the business plans for the PH Resort.

Renovations to the Aladdin may disrupt our operations.

      We intend for OpBiz to operate the Hotel and Casino under the Aladdin name during renovations. We intend to conduct the renovations in phases and otherwise attempt to reduce disruption to our business to the extent practicable. However, we cannot assure you that the renovation process will not result in a decrease in Hotel occupancy or use of the Casino, either of which would have a negative impact on our results of operations.

The Planet Hollywood brand has not historically been associated with hotels or casinos.

      Planet Hollywood is a franchisor of themed restaurants and related retail shops. In the past, the Planet Hollywood brand has not been associated with hotels or casinos. We cannot assure you that customers will be attracted to a Planet Hollywood-themed resort such as the PH Resort. In addition, Planet Hollywood filed for Chapter 11 bankruptcy protection in October 1999 and emerged in May 2000. Planet Hollywood subsequently filed for Chapter 11 bankruptcy protection in October 2001 and emerged in March 2003. We do not know what effect, if any, Planet Hollywood’s bankruptcy proceedings might have on the general perception of the Planet Hollywood brand or the PH Resort.

OpBiz may need limited approvals from Boulevard Invest to carry out certain of the planned renovations.

      Boulevard Invest has agreed to allow OpBiz to change the name of the Aladdin to the PH Resort, to re-theme the Aladdin from its current Arabian-based theme to a Planet Hollywood theme and to develop the vacant property adjacent to the Desert Passage. Boulevard Invest has also agreed to amend the reciprocal use agreements governing the operation and maintenance of the Hotel, Casino, TPA, Showroom, Desert Passage and parking facility accordingly. However, Boulevard Invest may have limited approval rights to portions of the renovation plans that involve changes to the physical structure of the Desert Passage, changes to the physical structure of the Hotel, Casino or TPA that could affect the Desert Passage and other changes that could adversely affect the Desert Passage. We cannot assure you that Boulevard Invest will approve of such portions of our final plans and specifications, if any. Failure of Boulevard Invest to give any required approvals might cause us to delay or modify our planned renovations.

Risks Related to Our Substantial Indebtedness

Our substantial indebtedness could adversely affect our financial results.

      We will incur substantial indebtedness to acquire the Aladdin. Upon the completion of the Aladdin acquisition, we will have $510 million of indebtedness under the Credit Agreement ($496 million after making the $14 million cash payment to Aladdin Gaming’s secured creditors), approximately $32.5 million of indebtedness under the Energy Service Agreement (assuming that the Aladdin acquisition is completed in the third quarter of 2004) and any indebtedness incurred by MezzCo. The indebtedness under the Credit Agreement will be secured by a first lien on all of the assets of OpBiz and a pledge of MezzCo’s equity interest in OpBiz.

      The Credit Agreement provides that substantially all of our excess cash flow (as defined in the Credit Agreement) will be used to pay down indebtedness of OpBiz after OpBiz establishes a $25 million cash reserve from operating cash flow. Therefore, we will have limited cash flow available to fund working capital, capital expenditures permitted under the Credit Agreement and other general corporate activities and to make distributions to our owners, other than limited distributions to pay interest and principal on indebtedness of

MezzCo, if any, and distributions to pay income taxes. Our substantial indebtedness could also have the following additional consequences:

•	limit our ability to obtain additional financing in the future;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a disadvantage compared to less leveraged competitors.

      The occurrence of any one of these events could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our future cash flows may not be sufficient to meet our debt obligations.

      Our ability to make payments on our indebtedness depends on our ability to generate sufficient cash flow in the future. Our ability to generate cash flow will depend upon many factors, some of which are beyond our control, including:

•	demand for our services;

•	economic conditions generally as well as in Nevada and within the casino industry;

•	competition in the hotel and casino industries;

•	legislative and regulatory factors affecting our operations and business; and

•	our ability to hire and retain employees at a reasonable cost.

      We cannot assure you that we will generate cash flow from operations in an amount sufficient to make payments on our indebtedness or to fund other liquidity needs. Our inability to generate sufficient cash flow would have a material adverse effect on our financial condition and results of operations. In addition, if we are not able to generate sufficient cash flow to service our indebtedness, we may need to refinance or restructure our indebtedness, sell assets, reduce or delay capital investment, or seek to raise additional capital. If we cannot implement one or more of these alternatives, we may not be able to meet our payment obligations under our indebtedness.

The Credit Agreement imposes restrictions on our operations.

      The Credit Agreement will impose operating and financial restrictions on us. These restrictions include, among other things, limitations on our ability to:

•	incur additional debt or refinance existing debt;

•	create liens or other encumbrances;

•	make distributions with respect to our, or our subsidiaries’, equity (other than distributions for tax obligations) or make other restricted payments;

•	make investments, capital expenditures, loans or other guarantees;

•	sell or otherwise dispose of our assets; and

•	merge or consolidate with another entity.

      The Credit Agreement will contain certain financial covenants, including minimum levels of EBITDA, a minimum ratio of EBITDA to cash interest expense and a maximum ratio of indebtedness to EBITDA.

Our failure to comply with the covenants contained in the Credit Agreement, including as a result of events beyond our control, could result in an event of default.

      If there were an event of default under one of our debt instruments, the holders of the indebtedness under the Credit Agreement could cause all amounts outstanding with respect to that debt to be due and payable immediately. In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments. It is likely that, if the defaulted debt is accelerated, our assets and cash flow will not be sufficient to fully repay borrowings under our outstanding debt instruments and we cannot assure you that we would be able to refinance or restructure the payments on those debt securities. Further, if we are unable to repay, refinance or restructure our indebtedness under the Credit Agreement, the lenders under the Credit Agreement could proceed against the collateral securing that indebtedness.

Risks Related to Our Business

We have no operating history.

      We were formed to acquire, operate and renovate the Aladdin. While the Aladdin has a history of operations, we do not. Consequently, we cannot assure you that our planned renovations to the Aladdin and transformation of the Aladdin into the PH Resort will attract the number and type of Hotel and Casino customers and other visitors we desire or whether we will be able to achieve our objective to improve the profitability of the Aladdin.

      We will be subject to the significant business, economic, regulatory and competitive uncertainties and contingencies frequently encountered by new businesses in competitive environments, many of which are beyond our control. Because we have no operating history, it may be more difficult for us to prepare for and respond to these types of risks, and the other risks described in this registration statement, as compared to a company with an established business. If we are not able to manage these risks successfully, our results of operations could be negatively affected.

We are dependent upon Planet Hollywood’s entertainment industry relationships and the efforts and skills of the senior management of OpBiz.

      Our ability to maintain our competitive position will be dependent to a large degree on our ability to leverage Planet Hollywood’s celebrity and entertainment industry relationships and to hire and retain experienced senior management, including marketing and operating personnel. Whether the PH Resort becomes a venue for entertainment industry events will be highly dependent on Planet Hollywood’s entertainment industry relationships and the efforts and skill of our marketing personnel in brand management and their ability to attract celebrities and entertainment industry personalities to the PH Resort. If we are unable to leverage Planet Hollywood’s relationships within the entertainment industry or to hire and retain experienced senior management, our business may be significantly impaired.

We may not be able to attract or retain qualified senior management.

      Following the completion of the Aladdin acquisition, we will retain substantially all of Aladdin’s existing non-management employees. However, we will need to attract qualified senior management personnel for the Casino and for certain key financial positions such as chief financial officer and controller. We believe that the pool of experienced gaming and other personnel is limited and competition to recruit and retain gaming and other personnel is intense. We cannot assure you that we will be able to attract and retain a sufficient number of qualified senior managers for our planned operations.

Our managers, officers and key employees may not obtain applicable gaming licenses.

      Our managers, officers and certain key employees will be required to file applications with the Nevada Gaming Authorities and may be required to be approved by the Nevada Gaming Authorities. If the Nevada Gaming Authorities were to find an officer, manager or key employee unsuitable for licensing or unsuitable to continue having a relationship with us, we would have to sever all relationships with that person. Furthermore, the Nevada Gaming Commission may require us to terminate the employment of any person who refuses to file appropriate applications. Either result could adversely affect our gaming operations.

We will face intense competition from other hotel casino resorts in Las Vegas.

      There is intense competition in the gaming industry. Competition in the Las Vegas area has increased over the last several years as the result of significant increases in hotel rooms, casino size and convention, trade show and meeting facilities. Moreover, this growth is presently continuing and is expected to continue.

      Resorts located on or near the Las Vegas Strip compete with other Las Vegas Strip hotels and with other hotel casinos in Las Vegas on the basis of overall atmosphere, range of amenities, level of service, price, location, entertainment offered, theme and size. We will compete with a large number of other hotels and motels located in and near Las Vegas, as well as other resort destinations. Many of our competitors have established gaming operations and may have greater financial and other resources than we do.

      We cannot assure you that the Las Vegas market will continue to grow or that hotel casino resorts will continue to be popular. A decline or leveling off of the growth or popularity of hotel casino resorts or the appeal of the features offered by the Aladdin, and to be offered by the PH Resort, could impair our financial condition and results of operations. Further, the design and amenities of the PH Resort may not appeal to customers. Customer preferences and trends can change, often without warning, and we may not be able to predict or respond to changes in customer preferences in time to adapt the attractions and amenities offered at the PH Resort to address these new trends.

We will face competition from gaming operations outside Las Vegas.

      The PH Resort will compete with other hotel casino facilities elsewhere in Nevada and in Atlantic City, riverboat gaming facilities in other states, hotel casino facilities elsewhere in the world, Internet gaming, state lotteries and other forms of gaming. Certain states recently have legalized, and others may legalize, casino gaming in specific areas, and casino-style gaming on Native American tribal lands is growing and could become a significant competitive force. In particular, the expansion of Native American gaming in California could have a negative impact on our results of operations.

      Expansion of gaming activities in other areas could significantly harm our business. In particular, the legalization of casino gaming in or near areas from which we intend to attract customers could have a substantial negative effect on our business. In addition, new or renovated casinos in Asia could reduce the number of Asian customers who would otherwise visit Las Vegas.

We will be entirely dependent upon OpBiz for all of our cash flow.

      We do not currently expect to have material assets or operations other than our investment in OpBiz. Following completion of the Aladdin acquisition, OpBiz will conduct substantially all of our operations and own substantially all of our assets. Consequently, our cash flow depends on the cash flow of OpBiz and the payment of funds to us by OpBiz in the form of loans, distributions or otherwise, which payments are either restricted or prohibited without the consent of OpBiz’s lenders. Given that our operations will only focus on one property in Las Vegas, we will be subject to greater degrees of risk than a gaming company with multiple operating properties. Material risks include:

•	a decrease in gaming and non-gaming activities at the PH Resort;

•	a decline in the number of visitors to Las Vegas;

•	local economic and competitive conditions;

•	an increase in the cost of electrical power as a result of, among other things, power shortages in California or other western states with which Nevada shares a single regional power grid;

•	changes in local and state governmental laws and regulations, including gaming laws and regulations; and

•	natural and other disasters.

      Any of the factors outlined above could negatively affect our ability to generate sufficient cash flow to make payments on our indebtedness and to make distributions to our owners.

The gaming industry is highly regulated and we will be required to adhere to various regulations and maintain our licenses to continue operations.

      The completion of the Aladdin acquisition and the operation of the PH Resort are contingent upon the receipt and maintenance of various regulatory licenses, permits, approvals, registrations, findings of suitability, orders and authorizations. The laws, regulations and ordinances requiring these licenses, permits and other approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. The scope of the approvals required to acquire and operate a facility is extensive. Failure to obtain or maintain the necessary approvals could prevent or delay the completion of the Aladdin acquisition or all or part of the renovations to the Aladdin or otherwise affect the design and features of the PH Resort.

      We are currently in the process of obtaining required state and local licenses and related approvals necessary for BH/RE and its subsidiaries, including OpBiz, to conduct gaming operations. However, we cannot be certain that we will obtain the required approvals and licenses at all or on a timely basis. Failure to obtain or maintain any of the required gaming approvals and licenses could significantly impair our financial position or prevent the renovation and operation of the Aladdin.

      Nevada regulatory authorities have broad powers to request detailed financial and other information, to limit, condition, suspend or revoke a registration, gaming license or related approval and to approve changes in the operations of the Aladdin or the PH Resort. Substantial fines or forfeiture of assets for violations of gaming laws or regulations may be levied. The suspension or revocation of any license which may be granted to us or the levy of substantial fines or forfeiture of assets could significantly harm our business, financial condition and results of operations. Furthermore, compliance costs associated with gaming laws, regulations and licenses are significant. Any change in the laws, regulations or licenses applicable to our business or a violation of any current or future laws or regulations applicable to our business or gaming license could require us to make substantial expenditures or could otherwise negatively affect our gaming operations.

Our employees could join unions.

      Employees of the Aladdin or the PH Resort could seek union representation. Since early 2003, union members have been seeking to represent employee groups at the Aladdin. If such efforts are successful prior to our completion of the Aladdin acquisition, our business strategy and financial condition could be negatively impacted because we are obligated to offer employment to all non-management employees of Aladdin Gaming in connection with the Aladdin acquisition. In addition, continuing unionization efforts, pressure to unionize or other forms of collective bargaining could increase our labor costs following completion of the Aladdin acquisition.

Because we will own real property, we will be subject to environmental regulation.

      We may incur costs and expend funds to comply with environmental requirements, such as those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Under these and other environmental requirements, OpBiz, as the owner of the property on which the PH Resort will be situated, may be required to investigate and clean up hazardous or toxic substances or chemical releases at that property. As an owner or operator, OpBiz could also be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination.

      These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of those substances may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use the property.

Energy price increases could adversely affect our costs of operations and our revenues.

      We will use significant amounts of electricity, natural gas and other forms of energy. While Las Vegas Strip properties have not recently experienced significant energy shortages, substantial increases in the cost of electricity in the western United States would negatively affect our operating results. The extent of the impact is subject to the magnitude and duration of any energy price increase, but this impact could be material. In addition, higher energy and gasoline prices may result in reduced visits to Las Vegas.

Acts of terrorism, as well as other factors affecting discretionary consumer spending, have impacted our industry and may harm our operating results and our ability to insure against certain risks.

      The terrorist attacks of September 11, 2001 had an immediate negative impact on travel and leisure expenditures, including lodging, gaming and tourism, and ongoing terrorist and war activities have occasionally had a negative effect on our industry. As a destination whose primary customers arrive by air, Las Vegas is vulnerable to consumer concerns about travel in general, and particularly flying. We cannot predict the extent to which ongoing terrorist and war activities may affect us. These events, the potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility have created many economic and political uncertainties which could adversely affect our business and results of operations. Future acts of terror in the United States or an outbreak of hostilities involving the United States may reduce a willingness on the part of the general public to travel with the result that our operations will suffer.

      In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income, fears of recession and consumer confidence in the economy, may negatively impact our business. Adverse changes in factors affecting discretionary spending could reduce customer demand for the gaming, dining and entertainment activities we will offer, thus imposing practical limits on pricing and harming our operations.

      Partly as a consequence of the events of September 11, 2001 and the threat of similar events in the future, premiums for a variety of insurance products have increased sharply, and some types of insurance coverage are no longer available. Although we will endeavor to obtain and maintain insurance covering extraordinary events that could affect our operations, conditions in the marketplace have made it prohibitive for us to maintain insurance against losses and interruptions caused by terrorist acts and acts of war. If any such event were to affect the Aladdin, or following our planned renovations, the PH Resort, we would likely suffer a substantial loss.

A downturn in general economic conditions may adversely affect our results of operations.

      Our business operations will be affected by international, national and local economic conditions. A recession or downturn in the general economy, or in a region constituting a significant source of our customers, could result in fewer customers visiting the Aladdin or, following our planned renovations, the PH Resort, which would adversely affect our revenues.

Item 2.	Financial Information.

Selected Financial Data

BH/RE

      Since our formation in March 2003, we have not conducted any business other than in connection with the planned Aladdin acquisition. See “Item 1. Business — Introduction” and “— Business Strategy” and “— Management’s Discussion and Analysis of Financial Condition and Results of Operations — BH/RE.” The selected financial data that would otherwise be presented in this Item 2 can be found in our audited financial statements included in this registration statement beginning on page F-1.

Aladdin Gaming

      The following table summarizes certain historical information of Aladdin Gaming for the last five fiscal years. As discussed elsewhere in this registration statement, Aladdin Gaming filed for Chapter 11 bankruptcy protection in September 2001 and agreed to sell substantially all of its assets to our subsidiary, OpBiz, pursuant to a plan of reorganization confirmed by the Bankruptcy Court in August 2003. See “Item 1. Business — Planned Acquisition of the Aladdin.” The information in the table below should be read in conjunction with the audited financial statements of Aladdin Gaming included in this registration statement beginning on page F-12.

      The selected financial data in the following table is not indicative of our future results of operations or financial condition. See “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview.”

	Years Ended or as of December 31,

	2003	2002	2001	2000	1999

	(In thousands)
Results of Operations(1):
Total revenues	$266,540	$236,384	$260,387	$122,749	—
Depreciation and amortization(2)	43,495	64,929	62,265	21,713	—
Impairment loss(2)	29,478	—	—	—	—
Total operating loss	(18,049)	(26,668)	(34,068)	(42,256)	—
Reorganization items	(12,103)	(10,604)	(25,756)	—	—
Net loss	(40,105)	(49,155)	(144,916)	(65,075)	(13,870)
Balance Sheet:
Cash and cash equivalents	38,240	22,431	17,910	20,209	1,669
Total current assets	66,237	53,900	48,918	80,753	89,620
Property and equipment — net(2)	496,370	566,021	625,017	631,834	334,739
Total assets	564,198	621,057	677,287	741,453	449,249
Current liabilities	34,499	32,443	33,195	91,414	30,738
Long term debt (including current portion)	34,690	35,664	1,750	505,280	274,000
Liabilities subject to compromise(3)	549,513	567,227	608,204	—	—
Total liabilities	617,570	634,324	641,399	583,632	307,367
Total member’s equity (deficit)	(53,372)	(13,267)	35,888	157,821	141,882

(1)	Aladdin Gaming commenced operations of the Aladdin on August 18, 2000.
(2)	In connection with the purchase agreement and upon confirmation of its plan of reorganization, Aladdin Gaming classified substantially all of its assets as “Assets Held For Sale” in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Impairment of Long Lived Assets and Long Lived Assets to be Disposed,” and ceased recording depreciation beginning August 29, 2003. During fiscal 2003, Aladdin Gaming also recorded an impairment loss of $29.5 million to reflect the assets held for sale at their estimated fair value.

(3)	On September 28, 2001, Aladdin Gaming filed a voluntary petition under chapter 11 of the Bankruptcy Code. Substantially all of Aladdin Gaming’s pre-petition liabilities have been classified as liabilities subject to compromise.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

      Set forth below is a discussion of our financial condition and results of operations since our formation in March 2003, and the historical financial condition and results of operations of Aladdin Gaming and its wholly owned inactive subsidiaries, Aladdin Music Holdings, LLC and Aladdin Music, LLC, for the periods covered in the consolidated financial statements of Aladdin Gaming filed with this registration statement. The historical financial results of Aladdin Gaming are not indicative of our current financial condition or our financial condition and results of operations following the completion of the Aladdin acquisition. Upon completion of the Aladdin acquisition, OpBiz will:

•	incur indebtedness under the Credit Agreement;

•	install new senior management to oversee the operations of the Aladdin;

•	manage the Hotel under the Sheraton brand name pursuant to the hotel management contract;

•	commence renovations to convert the Aladdin into the PH Resort;

•	operate the PH Resort and incur fees under the licensing agreement with Planet Hollywood; and

•	implement the business strategy described in this registration statement.

      Our future results of operations will be subject to these events and other significant business, economic, regulatory and competitive uncertainties and contingencies, some of which are beyond our control.

BH/RE

      BH/RE and its subsidiaries were formed in March 2003 solely to acquire, renovate and operate the Aladdin. You can find a description of our corporate structure above under “Item 1 — Business — Corporate Structure.” Since our formation, our activities have been limited to negotiating various agreements related to our planned acquisition and operation of, and renovations to, the Aladdin. For a description of these activities and our plans for the Aladdin, see above under “Item 1. Business.”

Results of Operations

      Since our formation, we have had no operations other than negotiating the Aladdin acquisition and developing our plans to renovate the Aladdin and transform it into the PH Resort. BH/RE and its subsidiaries are development stage companies and our consolidated financial statements reflect historical results that are not indicative of our operations following the Aladdin acquisition. Since our formation, we have incurred costs related primarily to legal and consulting fees and other expenses incurred in connection with negotiating various agreements related to the purchase of the Aladdin and related transactions, and costs related to our planned renovation and re-theming of the Aladdin. The minority interest shown in our consolidated and pro forma financial statements relates to Starwood’s ownership interest in our 85% owned subsidiary, EquityCo.

      BH/RE and each of its subsidiaries is a limited liability company and each of them will be treated as a partnership for federal income tax purposes. Accordingly, we have not recorded any provision for federal income taxes in our consolidated financial statements because the taxable income or loss for BH/RE and each of its subsidiaries will be included in the income tax returns of the relevant members.

Liquidity and Capital Resources

      Since our formation, we have funded our liquidity needs through advances from the members of BH/RE and certain of their affiliates and capital contributions from Starwood. Our liquidity needs have been limited to funding the ongoing expenses related to our planned Aladdin acquisition and the deposit required under the purchase agreement. Our expenses have been funded by BH Casino and Hospitality and Planet Hollywood. The funding of the deposit is described below. At the closing of the Aladdin acquisition, a portion of the advances from BH Casino and Hospitality equal to one-half of our transaction expenses will be contributed as capital to BH/RE, and OCS will make a cash contribution equal to one-half of our transaction expenses. Advances made by BH Casino and Hospitality in excess of an amount equal to one-half of our transaction expenses, and all advances made by Planet Hollywood, will be repaid with the cash contributions made by OCS. The capital contributions or other funding used to repay advances by BH Casino and Hospitality and Planet Hollywood will be in addition to the capital that BH Casino and Hospitality and OCS have agreed to contribute to fund our planned renovations.

      We will require approximately $620 million to complete the Aladdin acquisition and pay related transaction fees and expenses, which we expect will be approximately $6 million. These funds will be provided through (i) borrowings of $510 million under the Credit Agreement, (ii) $96 million in cash, including the $10 million represented by the deposit and (iii) additional borrowings or capital contributions from the holders of our equity membership interests, Starwood, or their respective affiliates, in order to fund the $14 million lien release payment required by the Credit Agreement. As of the date of this registration statement, we do not have commitments to fund the $14 million cash payment. The deposit was funded in 2003 by advances of $4.25 million to BH/RE from each of BH Casino and Hospitality and OCS and $1.5 million from Starwood. Under the purchase agreement, when we acquire the Aladdin we will also acquire $15 million of working capital, including at least $10 million of cash, and assume Aladdin Gaming’s energy service obligations to Northwind Aladdin and various other obligations of Aladdin Gaming under assumed contracts, including the parking agreement.

      The $510 million of borrowings under the Credit Agreement will be evidenced by $500 million of Term Loan A notes and $10 million of Term Loan B notes. See “Item 1. Business — Financing of the Aladdin Acquisition and Renovations — The Credit Agreement.” At the closing of the Aladdin acquisition, we have agreed to make a $14 million cash payment to the holders of Term Loan A notes to reduce the principal amount of the Term Loan A notes to $486 million and obtain a release of their lien on the vacant property adjacent to the Desert Passage that we plan to develop. As stated above, as of the date of this registration statement, we do not have commitments to fund the $14 million cash payment.

      BH/RE and Starwood have committed to invest $90 million to complete the Aladdin acquisition and fund OpBiz’s plans to renovate the Aladdin. A portion of BH/RE’s funding obligation will be reduced by the net proceeds of the borrowings by MezzCo, if any. See “Item 1. Business — Financing of the Aladdin Acquisition and Renovations — Cash Investment by BH/RE and Starwood.” BH/RE’s capital contributions will be funded by the holders of our equity membership interests. In addition, BH/RE plans to fund transactions costs, which we estimate will be approximately $6 million, through the additional contributions of capital, advances or loans from BH Casino and Hospitality and OCS described above.

      Aladdin Gaming is currently meeting its liquidity needs with cash generated from operations. Following the Aladdin acquisition, we will have greater liquidity requirements than Aladdin Gaming. For example, we will be required to pay interest under the Credit Agreement and we plan to commence our renovations. We believe that, following the Aladdin acquisition, cash generated from operations, the $90 million of capital to be invested in OpBiz at the closing and the working capital, including the cash, we will acquire from Aladdin Gaming under the purchase agreement will be adequate to meet the anticipated working capital, capital expenditure, renovation and debt service obligations of OpBiz for the first 12 months after the Aladdin acquisition. We may have other liquidity needs, such as interest or debt repayment obligations in respect of indebtedness of MezzCo, if any, tax distributions to the members of EquityCo and BH/RE and operating expenses of BH/RE, EquityCo and MezzCo. The Credit Agreement provides that OpBiz will be permitted to make tax distributions, but we may not have access to OpBiz’s cash flow or cash balances to make other distributions to MezzCo, EquityCo and BH/RE. We would have to seek additional funds from BH Casino and Hospitality, OCS and Starwood, or seek funding from outside sources, to pay such obligations. None of BH Casino and Hospitality, OCS or Starwood is obligated to provide us with such funding, and we cannot assure you that outside funding will be available to us at all or on acceptable terms.

      We cannot assure you that we have accurately estimated our liquidity needs, or that we will not experience unforeseen events that may materially increase our need for liquidity to fund our operations or capital expenditure programs or decrease the amount of cash generated from our operations. We expect to experience a reduction in cash generated by our operations during our planned renovations to the Aladdin and have negotiated the terms of the Credit Agreement to address those anticipated reductions. For example, our EBITDA covenant during the first two years of the Credit Agreement is significantly below the Aladdin’s current EBITDA levels. Also, the interest rate during the first three years of the Credit Agreement is lower than the interest rate in the last three years.

Contractual Obligations

      Our only current contractual obligations are the hotel management contract with Sheraton, the licensing agreement with Planet Hollywood, the EquityCo operating agreement and the employment agreement with Mr. Mecca. Upon the closing of the Aladdin acquisition, we will incur significant debt and other contractual obligations. The following table summarizes contractual commitments that would have existed for fiscal 2004 assuming that we acquired the Aladdin on December 31, 2003:

	Payment Due by Period

	Less Than	1 to 3	3 to 5	Greater Than
Contractual Obligations	1 Year	Years	Years	5 Years

	(In thousands)
Long Term Debt(1)	$15,367	$45,900	$74,372	$482,492
Sheraton Hotel Management Contract(2)	315	540	540	4,050
Planet Hollywood Licensing Agreement(3)	—	—	—	—
Energy Service Obligation	4,958	9,914	9,936	43,433
Capital Lease Obligations	—	—	—	—
Operating Lease Obligations(4)	650	671	—	—
Purchase Obligations(5)	6,408	12,448	11,770	490,478

(1)	Represents interest payments and scheduled amortization payments under the Credit Agreement. For purposes of this table, we have calculated the interest payable under the Credit Agreement based on the assumption that OpBiz’s EBITDA during the three years following completion of the Aladdin acquisition will result in interest being calculated at LIBOR plus the maximum applicable margin. For other periods, we have calculated interest based on LIBOR plus the margin set forth in the Credit Agreement. See “Item 1. Business — Financing of the Aladdin Acquisition and Renovations — The Credit Agreement.” We used the average LIBOR rate for the year ended December 31, 2003 to calculate interest payments in this table. LIBOR is a floating interest rate and is likely to change during the term of the Credit Agreement. We have not included any assumptions regarding principal prepayments.

(2)	After the completion of the Aladdin acquisition, we will pay management fees to Sheraton under the hotel management contract. These management fees are generally based on various percentages of our non-gaming revenues. See above under “Item 1. Business — Material Agreements — Sheraton Hotel Management Contract.” We will also pay Sheraton a centralized service fee, a portion of which is fixed and which is shown in the table above, and other de minimis charges which are included in the table above.

(3)	Fees under the Planet Hollywood licensing agreement generally commence when we begin operating as the PH Resort and are based on a percentage of our non-gaming revenues. See “Item 1. Business — Material Agreements — Planet Hollywood Licensing Agreement.”

(4)	Consists of leases for certain office and Casino equipment.

(5)	Includes estimated minimum obligations under the parking agreement and common area charges under the REA. See “Item 1. Business — Material Agreements.” Also includes Mr. Mecca’s base salary. After the Aladdin acquisition, Mr. Mecca will be entitled to bonus payments based on

OpBiz’s financial performance and certain other matters. See below under “Item 6. Executive Compensation — Mecca Employment Agreement.” Also includes purchase obligations under certain pre-petition contracts and leases that OpBiz may reject pursuant to the purchase agreement and Aladdin Gaming’s plan of reorganization. We do not believe these obligations are material.

Aladdin Gaming

      In the following discussion, the term “management” refers solely to the management of Aladdin Gaming. Although we have had discussions with management of Aladdin Gaming regarding the business, assets, condition and prospects of the Aladdin and the discussion below, we did not prepare the following discussion nor have we made any independent verification of the matters described below. The historical financial results of Aladdin Gaming are not indicative of our current financial condition or our financial condition and results of operations following the completion of the Aladdin acquisition.

      Aladdin Gaming was formed in 1997 to construct and operate the Aladdin. Until August 2000, Aladdin Gaming was in the development stage and did not have any historical operating income. The Aladdin opened in August 2000. For the balance of 2000, Aladdin Gaming incurred significant expenses and reported a net operating loss of $42.3 million. In response to these net operating losses, management refocused its marketing and advertising efforts, made significant management changes and reconfigured the Casino floor in an effort to enhance profitability. Aladdin Gaming also implemented labor reduction initiatives and cost management strategies. As a result of these changes, Aladdin Gaming’s financial results improved in the first quarter of 2001. However, Aladdin Gaming was unable to meet its debt service requirements, and its financial condition further deteriorated after the dramatic decline in Las Vegas tourism following the terrorist attacks on September 11, 2001. Aladdin Gaming filed its bankruptcy case in late September 2001. Since filing for bankruptcy, management has continued to focus on effective marketing and cost management strategies, which, combined with the rebound in overall tourism in Las Vegas, has resulted in steady improvements to revenues and operating income.

      Aladdin Gaming has agreed to sell substantially all of its assets to OpBiz pursuant to the purchase agreement and Aladdin Gaming’s plan of reorganization. As a result of the approval of the sale to OpBiz, Aladdin Gaming reviewed its assets for impairment and has recognized an impairment loss because the sale price for the assets under the purchase agreement is less than the carrying value of its net assets. See “— 2003 Compared to 2002 — Loss from Operations.”

Key Metrics

      Aladdin Gaming’s financial results are highly dependent upon the number of customers that visit the Casino and the price of Hotel rooms and amenities. Although business on the Las Vegas Strip is generally not seasonal, certain holidays and events attract large numbers of visitors to Las Vegas and can significantly impact revenues and profitability of properties like the Aladdin. The majority of Aladdin Gaming’s business is derived from tourists and conventions. Approximately one-third of Aladdin Gaming’s revenues come from gaming, one-third from Hotel business and one-third from sales of food and beverage and other amenities.

      Management uses several key metrics to evaluate Aladdin Gaming’s financial results. These metrics include “win,” which represents the amount of gaming revenues that are retained, and “hold,” which represents the amount of the win as a percentage of amounts wagered. Measures for non-gaming revenues include “hotel occupancy,” which is the number of rooms rented, including rooms that are provided on a complimentary basis, during a given period expressed as a percentage of the number of available rooms, and “average daily room rate,” which is the average amount of revenue per rented room per day.

2003 Compared to 2002

Net Revenues

	2003	2002	Variance	Percentage

	(In thousands, except percentages)
Casino	$110,642	$96,969	$13,673	14.1%
Hotel	95,836	85,151	10,685	12.5%
Food and Beverage	68,084	60,144	7,940	13.2%
Entertainment and Other Income	18,378	17,710	668	3.8%

	$292,940	$259,974	$32,966	12.7%
Promotional Allowances	(26,400)	(23,590)	(2,810)	11.9%

Net Revenues	$266,540	$236,384	$30,156	12.8%

      Net revenues increased $30.2 million, or 12.8%, year-over-year as a result of increases in both gaming and non-gaming revenues. The increase in gaming revenues was driven by the expansion and more effective use of the Casino marketing database and promotional activities and higher pedestrian traffic resulting from the closure of the monorail station connecting the MGM Grand Hotel and Casino and Bally’s Casino and Hotel. The monorail station closed temporarily in January 2003 and diverted additional pedestrian traffic through the Aladdin’s south entrance. Management believes that the additional pedestrian traffic had a positive impact on Aladdin Gaming’s revenues. The monorail station is expected to resume operations late in the second quarter of 2004. Aladdin Gaming’s management expects the reopening of the monorail station may negatively impact Casino operations. The improvement in non-gaming revenues was attributable to a higher hotel occupancy and average daily room rates in 2003 as compared to 2002, mostly due to higher demand for hotel rooms resulting from higher levels of tourist and convention business at the Aladdin and in Las Vegas generally.

      Casino revenues were up $13.7 million in 2003 versus 2002, led by improvements in slot machine revenues of $12.6 million. In 2003, management continued to focus on maximizing the profitability of slot machines by implementing ticket-in/ticket-out technology and installing more popular slot machines. As of February 29, 2004, approximately 45% of the Aladdin’s slot machines were equipped with ticket-in/ticket-out technology. Slot machine revenues also benefited from the expansion of the Casino marketing database, which resulted in more revenues from special events and promotions. As a result, the gross win per slot machine per day increased to $114 in 2003 from $88 in 2002. Table games revenues also increased by $1.3 million due to an increase in the hold to 17.2% in 2003 from 16.6% in 2002.

      Hotel occupancy and average daily room rates in 2003 were 98% and $105, respectively, compared to 91% and $100 during 2002. The increase in hotel occupancy was due primarily to increased marketing and higher demand for Las Vegas hotel rooms generally. As a result, Aladdin Gaming’s management was able to implement moderate price increases. The improvements in hotel occupancy and average daily room rate contributed to an increase in Hotel revenues of $10.7 million, or 12.5%, year-over-year.

      Food and beverage revenues increased $7.9 million in 2003 as compared to 2002. The increase was due to price and volume increases at the buffet in 2003, which were driven by increased marketing and promotional efforts, and revenues from the Center Stage lounge, which opened in late 2002.

Loss from Operations

	2003	2002	Variance	Percentage

	(In thousands, except percentages)
Net Revenues	$266,540	$236,384	$30,156	12.8%
Costs and Expenses:
Casino	$62,626	$59,824	$2,802	4.7%
Hotel	28,913	26,354	2,559	9.7%
Food and Beverage	44,032	38,613	5,419	14.0%
Other Operating Expenses	14,344	13,821	523	3.8%
Selling, General and Administrative	61,701	59,511	2,190	3.7%
Impairment	29,478	—	29,478	100%
Depreciation and Amortization	43,495	64,929	(21,434)	(33.0)%

Total Costs and Expenses	$284,589	$263,052	$21,537	8.2%

Loss from Operations	$(18,049)	$(26,668)	$8,619	32.3%

      Loss from operations narrowed to $18.1 million in 2003 from $26.7 million in 2002. Aladdin Gaming’s operating results improved primarily because of revenue growth and effective management of controllable operating costs and expenses. Overall, operating costs and expenses increased $21.5 million, or 8.2%. The increase in operating costs and expenses was due primarily to increased personnel expenses.

      Depreciation and amortization expense decreased to $43.5 million in 2003 from $64.9 million in 2002 as a result of the cessation of depreciation resulting from the classification of assets held for sale on August 29, 2003.

      In accordance with SFAS No. 144, Aladdin Gaming recognized an impairment loss of $29.5 million during the third quarter of 2003, because the sale price for the assets under the purchase agreement was less than the carrying value of its net assets.

Interest Expense

      Interest expense of $10.0 million was recorded in 2003, including $3.9 million of interest expense related to the energy service obligation and $6.1 million related to adequate protection payments on pre-petition debt. In 2003, Aladdin Gaming made adequate protection payments of $16.2 million to various creditors pursuant to orders of the Bankruptcy Court. Most of these payments were made in respect of Aladdin Gaming’s pre-petition obligations to its secured creditors under both its bank credit facility and its gaming equipment term loan, and under capital leases for certain non-gaming furniture, fixtures and equipment (“FF&E”). The payments in 2003 were allocated between interest and principal on the gaming equipment term loan and the capital leases for non-gaming FF&E on a pro-rata basis. Contractual interest related to pre-petition bank credit facility obligations totaled $92.7 million in 2003.

Reorganization Items

      In accordance with the American Institute of Certified Public Accountants Statement of Position (“SOP”) 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” Aladdin Gaming has separately reported reorganization items. Reorganization items in 2003 and 2002 consisted primarily of professional fees and management retention costs.

2002 versus 2001

Net Revenues

	2002	2001	Variance	Percentage

	(In thousands, except percentages)
Casino	$96,969	$122,082	$(25,113)	(20.6)%
Hotel	85,151	91,538	(6,387)	(7.0)%
Food and Beverage	60,144	66,143	(5,999)	(9.1)%
Entertainment and Other Income	17,710	12,966	4,744	36.6%

	$259,974	$292,729	$(32,755)	(11.2)%
Promotional Allowances	(23,590)	(32,342)	8,752	(27.1)%

Net Revenues	$236,384	$260,387	$(24,003)	(9.2)%

      In 2002, net revenues declined $24.0 million, or 9.2%, from 2001. The decline resulted primarily from the impact of the September 11, 2001 terrorist attacks, which had a significant adverse impact on Las Vegas tourism during most of 2002. Although the number of visitors to Las Vegas began improving in the third quarter of 2002, hotel occupancy did not return to normal levels until the end of 2002.

      Casino revenues declined $25.1 million year-over-year. Slot machine revenues decreased $5.2 million, or 8%, and table game revenues decreased $19.2 million, or 32%, in 2002 as compared to 2001. The decline was due primarily to the significant decrease in tourism and convention business in Las Vegas as a result of the September 11, 2001 terrorist attacks.

      Aladdin Gaming experienced hotel occupancy of 91% at an average daily room rate of $100 during 2002 as compared to hotel occupancy of 89% at an average daily room rate of $111 in 2001. Food and beverage revenues also declined. The decline in Hotel and food and beverage revenues was due the factors that impacted the Casino, as described above.

Loss from Operations

	2002	2001	Variance	Percentage

	(In thousands, except percentages)
Net Revenues	$236,384	$260,387	$(24,003)	(9.2)%
Costs and Expenses:
Casino	$59,824	$84,722	$(24,898)	(29.4)%
Hotel	26,354	23,909	2,445	10.2%
Food and Beverage	38,613	41,678	(3,065)	(7.4)%
Other Operating Expenses	13,821	9,113	4,708	51.7%
Selling, General and Administrative	59,511	72,768	(13,257)	(18.2)%
Depreciation and Amortization	64,929	62,265	2,664	4.3%

Total Costs and Expenses	$263,052	$294,455	$(31,403)	(10.7)%
Loss from Operations	$(26,668)	$(34,068)	$7,400	(21.7)%

      Loss from operations narrowed to $26.7 million in 2002 from $34.1 million in 2001. The improvement in operating performance was attributable to labor reductions and other operational restructuring as a result of decreased business levels and cost efficiencies recognized in connection with the filing of the bankruptcy petition. Loss from operations was lower in 2002 compared to 2001 despite a $24.0 million, or 9.2%, reduction in revenues year-over-year.

      Operating costs and expenses declined 10.7% in 2002 as compared to 2001. The most significant cost reductions occurred in Casino operating costs and in general and administrative expenses, which experienced reductions of 29.4% and 18.2%, respectively, as a result of cost saving initiatives.

      Depreciation and amortization expense increased slightly due to the addition of new slot machines and other gaming equipment in 2002.

Interest Expense

      Interest expense of $11.9 million was recorded in 2002, including $5.0 million of interest expense related to the energy service obligation and $6.9 million related to adequate protection payments on pre-petition debt. In 2002, Aladdin Gaming made $8.6 million of adequate protection payments, primarily under the gaming equipment term loan and the capital lease facility described above. Contractual interest totaled $57.9 million in 2002.

      For the period January 1, 2001 through September 28, 2001, Aladdin Gaming accrued interest expense in accordance with the terms of its bank credit facility, interest rate collar, the gaming equipment credit facility, the capital lease facility and other miscellaneous debt. After filing for bankruptcy, interest expense consisted of an allocation of interest on the adequate protection payments made under the gaming equipment term loan and the capital lease facility.

Reorganization Items

      In accordance with SOP 90-7, Aladdin Gaming has reported reorganization items separately. Reorganization items in 2002 consisted primarily of professional fees and management retention costs. Reorganization items in 2001 consisted primarily of the write-down of debt issuance costs.

Cumulative Effect of Change in Accounting Principle

      At January 1, 2001, Aladdin Gaming changed its method of accounting for interest rate collars to comply with the provisions of SFAS No. 133, “Derivatives and Hedging Activities.” Aladdin Gaming’s interest rate collars did not qualify as hedging transactions under SFAS No. 133 and, accordingly, changes to the fair value of the interest rate collars were recognized in Aladdin Gaming’s statement of operations earnings. On January 1, 2001, Aladdin Gaming recorded a liability of $10.7 million for the fair value of its interest rate collars at that date with a corresponding adjustment to its consolidated statement of operations. The interest rate collars were terminated as of the date that Aladdin Gaming filed its bankruptcy petition.

Liquidity and Capital Resources

	2003	2002	2001

	(In thousands)
Cash flows from (used in) operating activities before reorganization items	$39,499	$24,694	$(5,261)
Cash flows used in reorganization items	(10,569)	(9,114)	(620)
Cash flows (used in) from investing activities	(1,922)	(6,523)	3,355
Cash flows (used in) from financing activities	(11,199)	(4,536)	227

      Since commencing its bankruptcy case, Aladdin Gaming has relied on cash flow from operations to fund its liquidity needs. Management expects cash flows from operations will be sufficient to fund liquidity and capital maintenance requirements until the anticipated completion of the Aladdin acquisition. Cash flows from operating activities have steadily improved since 2001 as a result of the factors described above. Aladdin Gaming’s investing activities have been limited during its bankruptcy case. Cash flows used in investing activities consisted of payments for construction and fixed assets of $3.1 million, $3.9 million and $13.4 million, respectively, in 2003, 2002 and 2001. In 2003 and 2002, cash flows from financing activities consisted of adequate protection payments and payments in respect of the energy service obligation to Northwind Aladdin of $11.2 million and $4.5 million, respectively. Since filing for bankruptcy, Aladdin Gaming has not made any principal or interest payments on pre-petition debt, except for the energy service obligation and adequate protection payments. In 2001, cash flows from financing activities primarily consisted of $24.2 million of debt service payments and $23.0 million of member contributions.

      As a result of Aladdin Gaming filing for bankruptcy, substantially all of its pre-petition debt was classified as “liabilities subject to compromise.” Aladdin Gaming’s pre-petition debt consists of a bank credit facility with various financial institutions, an interest rate collar payable related to interest rate collar agreements entered into in connection with the bank credit facility that were terminated on the bankruptcy petition date, the gaming equipment term loan, the capital lease facility and the energy service obligation.

      In connection with the filing of its bankruptcy petition, Aladdin Gaming obtained $50 million of debtor-in-possession financing from a syndicate of banks. This financing expired on December 31, 2002. Net borrowings under this facility were $1.8 million in 2001 and were repaid in February 2002.

      Amounts payable under the energy service agreement include operational charges and debt service and equity return payments. During Aladdin’s bankruptcy case several controversies arose regarding the nature of the energy service agreement and related agreements. These disputes were settled in December 2002. Under the settlement and in accordance with an order of the Bankruptcy Court, Aladdin Gaming has assumed the energy service agreement and related agreements and is paying the obligations under the terms reached in the settlement. Principal payments under the energy service agreement for debt service and equity return totaled $1.01 million, $541,000 and $510,000 for 2003, 2002 and 2001, respectively. See “Item 1. Business — Material Agreements — Energy Service Agreements.”

Market Risk

      Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. As a result of Aladdin Gaming filing its bankruptcy petition, Aladdin Gaming does not incur interest charges associated with its borrowings and, therefore, is not subject to changes in variable rate debt.

Critical Accounting Policies and Estimates

      Aladdin Gaming prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of its accounting policies require that management apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Judgments made by management are based on their historical experience, terms of existing contracts, observance of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will conform to these estimates. Management believes the policies and estimates described below have a significant impact on issues that are inherently uncertain.

Bad Debt Reserves

      Management reserves an estimated amount for receivables that may not be collected. These bad debt reserves are estimated using a combination of specific reserves and various percentages applied to aged receivables based upon the judgment of management. Management considers historical collection rates along with customer relationships in determining specific reserves. To the extent world events such as economic downturns, war or further terrorist attacks impact the ability of Aladdin Gaming’s customers to pay the receivables, the reserves of Aladdin Gaming could be inadequate. However, the majority of Aladdin Gaming’s Casino receivables relate to domestic play. Consequently, management believes its Casino receivables are less exposed to the impact of some of these events. Notwithstanding, management believes its current reserve is appropriate and reasonable based upon its experience.

Property and Equipment

      Aladdin Gaming has significant capital invested in its property and equipment, which represented approximately 88% of total assets as of December 31, 2003. Management makes judgements to determine the estimated useful lives of assets, salvage values to be assigned to assets and if or when an asset has been impaired. The accuracy of these estimates affects the amount of depreciation expense recognized in Aladdin Gaming’s financial results and whether Aladdin Gaming has a gain or loss on the disposal of the asset.

Management assigns useful lives to its assets based on its standard policy, which management believes is representative of the useful life of each category of assets. Management reviews the carrying value of its property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. As described above, due to the transactions contemplated by the purchase agreement, Aladdin Gaming recorded an impairment loss in the third quarter of 2003 and ceased recording depreciation expense as of August 2003.

Self-Funded Employee Health Care Insurance Program

      Aladdin Gaming’s employee health care benefits program is self-funded up to a maximum amount per claim. Management bases accruals for the cost of its program on claims filed and estimates of claims incurred but not reported. Management considers historical loss experience and certain unusual claims in estimating these liabilities. Management believes the use of this method to account for these liabilities provides a consistent and effective way to measure these highly judgmental accruals; however, changes in health care costs, accident or illness frequency and severity and other factors can materially affect the estimate for these liabilities. Management continually monitors the potential for changes in estimates, evaluates its insurance accruals and adjusts its recorded provisions.

Recently Issued Accounting Standards

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of these requirements had no impact on the consolidated results of operations or financial position of Aladdin Gaming.

      In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 expands the information disclosures required by guarantors for obligations under certain types of guarantees. It also requires initial recognition at fair value of a liability for such guarantees. FIN 45 will apply the liability recognition requirements to all guarantees issued or modified after December 31, 2002. The adoption of these requirements had no impact on the consolidated results of operations or financial position of Aladdin Gaming.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 changes certain consolidation requirements by requiring a variable interest entity to be consolidated by a company that is subject to a majority of the risk of loss from the variable interest entity’s activities or receives a majority of the entity’s residual returns or both. Aladdin Gaming will be required to adopt FIN 46 in fiscal year 2004. The adoption of these provisions is not expected to have an impact on the consolidated results of operations or financial position of Aladdin Gaming.

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities under SFAS No. 133. Aladdin Gaming adopted the provisions of SFAS No. 149 that relate to SFAS 133 Implementation Issues on April 1, 2003 and adopted the provisions related to contracts entered into or modified after June 30, 2003 on July 1, 2003. The adoption of this standard had no impact on the consolidated results of operations or financial position of Aladdin Gaming.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Aladdin Gaming adopted SFAS No. 150 effective July 1, 2003, and there was no impact on the consolidated results of operations or financial position of Aladdin Gaming.

Item 3.	Properties.

      BH/RE does not own any real property.

      Upon the completion of the Aladdin acquisition, OpBiz will acquire all of the real property, buildings and fixtures of Aladdin Gaming, including the Aladdin, the TPA and the approximately four-acre parcel of vacant property adjacent to the Complex. OpBiz will acquire these assets free of encumbrances other than certain permitted liens described in the purchase agreement. Simultaneously with the completion of the Aladdin acquisition, OpBiz will pledge all of the assets, including real property, acquired from Aladdin Gaming to the lenders under the Credit Agreement. After we make the $14 million cash payment required by the Credit Agreement, the lenders will release the lien on the four-acre parcel of vacant property. The Aladdin, the TPA and the Complex’s central utility plant are located on approximately 21.8 acres of real property owned by Aladdin Gaming. Approximately 0.62 of those acres are leased to the owner and operator of the central utility plant.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

      The table below sets forth the beneficial ownership of BH/RE’s voting and equity membership interests and OpBiz’s membership interests as of March 31, 2004 by:

•	each member of the board of managers of BH/RE;

•	the chief executive officer; and

•	BH/RE’s board of managers and executive officers as a group.

      In addition, the table below sets forth, as of March 31, 2004, the beneficial ownership of each person known by BH/RE to be the beneficial owner of more than five percent of its voting membership interests, which is the only class of voting securities of BH/RE.

      Unless otherwise indicated, each person listed in the table below has sole voting and investment power over the percentage of voting and equity membership interests listed opposite such person’s name.

	BH/RE		OpBiz

	Percent of	Percent of	Percent
	Voting	Equity	of
	Membership	Membership	Membership
Name	Interests	Interests	Interests

Douglas P. Teitelbaum(1),(2)	50%	50%	100%
Robert Earl(2),(3)	50%	50%	100%
BH Casino and Hospitality LLC	—	50%	—
OCS Consultants, Inc	—	50%	—
Michael V. Mecca(4)	—	—	1%
All members of the BH/RE board of managers and BH/RE executive officers as a group (3 persons)	100%	100%	100%

(1)	The address for Mr. Teitelbaum is 885 Third Avenue, 34th Floor, New York, New York 10022. Mr. Teitelbaum beneficially owns all of the equity membership interests beneficially owned by BH Casino and Hospitality because Mr. Teitelbaum is the sole manager of BH Casino and Hospitality.

Mr. Teitelbaum disclaims beneficial ownership of such equity membership interests, except to the extent of his pecuniary interest therein.

(2)	All of the outstanding membership interests of OpBiz are held by MezzCo and, in turn, all of the outstanding membership interests of MezzCo are held by EquityCo. EquityCo is owned 85% by BH/RE and 15% by Starwood. Because OpBiz and MezzCo are both single member limited liability companies and their respective operating agreements provide that the sole member of each entity has full, exclusive and complete discretion in the management and control of the entity, the board of managers of EquityCo directly or indirectly controls the management and affairs of MezzCo and OpBiz. Under its operating agreement, EquityCo is managed by a three-member board of managers, which includes two BH/RE appointees, Mr. Teitelbaum and Mr. Earl, and one Starwood appointee, Mr. Darnall. Because all actions of the EquityCo board of managers must be approved by majority vote, except certain actions which require unanimous approval, BH/RE can direct the voting and disposition of the membership interests of MezzCo owned by EquityCo and, in turn, the membership interests of OpBiz owned by MezzCo. For a description of those actions of the EquityCo board of managers which require unanimous approval, see “Item 1. Business — Material Agreements — EquityCo Operating Agreement — Approval of Certain Transactions.” Mr. Teitelbaum and Mr. Earl, individually and through their respective affiliates, own 100% of BH/RE. All actions of BH/RE require the approval of both Mr. Teitelbaum and Mr. Earl. Consequently, Mr. Teitelbaum and Mr. Earl share voting and investment power over the membership interests of MezzCo owned by EquityCo and, in turn, the membership interests of OpBiz owned by MezzCo, and therefore are deemed to beneficially own such membership interests. Mr. Teitelbaum and Mr. Earl both disclaim beneficial ownership of the membership interests of EquityCo owned by Starwood.

(3)	The address for Mr. Earl is 7598 West Sand Lake Road, Orlando, Florida 32819. Mr. Earl beneficially owns all of the equity membership interests beneficially owned by OCS because OCS is wholly owned and controlled by Mr. Earl.

(4)	Mr. Mecca has the right to acquire 1% of the membership interests of OpBiz within 60 days of the date hereof pursuant to the terms of his employment agreement with OpBiz. For a description of Mr. Mecca’s employment agreement, see below under “Item 6. Executive Compensation — Mecca Employment Agreement.”

Item 5.	Directors and Executive Officers.

      The members of the board of managers and executive officers of BH/RE and its subsidiaries are as follows:

Name	Age	Position

Robert Earl	52	Manager of BH/RE
Douglas P. Teitelbaum	38	Manager of BH/RE
Michael V. Mecca	55	President and Chief Executive Officer of OpBiz

      Robert Earl. Mr. Earl has been a manager of BH/RE since its formation in March 2003. Mr. Earl has over 31 years experience in the restaurant industry. Mr. Earl is the founder of Planet Hollywood and has been the chief executive officer and a member of the board of directors of Planet Hollywood and its predecessors since 1991. In November 1998, Mr. Earl was elected chairman of the board of directors of Planet Hollywood. Planet Hollywood filed voluntary petitions for relief under the Bankruptcy Code in October 1999 and October 2001.

      Douglas P. Teitelbaum. Mr. Teitelbaum has been a manager of BH/RE since its formation in March 2003. Mr. Teitelbaum is the co-owner and a managing principal of Bay Harbour Management, an SEC-registered investment management firm focusing on investments in distressed securities as well as acquiring and restructuring distressed companies. Mr. Teitelbaum joined Bay Harbour Management in 1996 as a principal and co-portfolio manager. Prior to joining Bay Harbour Management, Mr. Teitelbaum was a managing director at Bear, Stearns & Co. Inc. in the high yield and distressed securities department.

Mr. Teitelbaum currently serves on the board of directors of Planet Hollywood and Barneys New York, where he serves as the Co-Chairman of the Executive Committee and is a member of the Compensation Committee.

      Michael V. Mecca. Mr. Mecca has been the president and chief executive officer of OpBiz since May 2003. Mr. Mecca has over 30 years of experience in the hotel and gaming industries, including 13 years in various management positions with the predecessor to Caesars Entertainment, Inc. From April 2001 to April 2003, he was the vice president and general manager of Green Valley Ranch Resort Casino in Henderson, Nevada. From February 1999 to April 2001, Mr. Mecca served as the chief operating officer of Greektown Casino in Detroit, Michigan. From December 1997 to January 1999, Mr. Mecca held the positions of chief operating officer of Ramparts International and vice president and general manager of Mandalay Bay Resort & Casino in Las Vegas, Nevada. From March 1994 to December 1997, Mr. Mecca managed the development of the Crown Casino in Melbourne, Australia, one of the largest casinos in the world.

Item 6.	Executive Compensation.

      BH/RE currently pays no compensation to any of its managers. The board of managers of BH/RE does not have a compensation committee.

Summary Compensation Table

      The following table sets forth the compensation paid to Mr. Mecca, the only named executive officer of BH/RE, during the fiscal year ended December 31, 2003.

SUMMARY COMPENSATION TABLE

		Annual Compensation
					Securities
Name and				Other Annual	Underlying	All Other
Principal Position	Year	Salary	Bonus	Compensation	Options	Compensation

Michael V. Mecca President and Chief Executive Officer of OpBiz	2003	$277,444	$250,000	$—	(1)	$—

(1)	Mr. Mecca’s employment agreement grants him an option to purchase up to 3% of the equity of OpBiz, vesting one-third annually beginning in April 2004.

Option/ SAR Grants in 2003

      BH/RE has not issued options or appreciation rights to any of its managers or executive officers. The following table sets forth certain information regarding options to acquire equity interests in OpBiz granted to the president and chief executive officer of OpBiz during the fiscal year ended December 31, 2003:

OPTION/ SAR GRANTS IN 2003

	Number of	Percent of Total
	Securities	Options Granted
	Underlying	to Employees	Exercise of	Expiration	Grant Date
Name	Options Granted	in 2003	Base Price	Date	Present Value

Michael V. Mecca	(1)	100%	(2)	8/10/2008	$— (3)

(1)	Mr. Mecca’s employment agreement grants him an option to purchase up to 3% of the equity of OpBiz, vesting one-third annually beginning in April 2004.

(2)	The exercise price for Mr. Mecca’s options will be equal to 3% of the amount of equity capital invested in OpBiz through the closing of the Aladdin acquisition.

(3)	We believe that Mr. Mecca’s option to purchase up to 3% of the equity of OpBiz had no value as of the grant date because, as of the grant date, OpBiz had no operations or assets and had not entered into the purchase agreement with Aladdin Gaming.

Aggregated Option/ SAR Exercises in 2003 and Option/ SAR Values at December 31, 2003

      BH/RE has not issued options or appreciation rights to any of its managers or executive officers. The following table sets forth certain information regarding options to acquire equity interests in OpBiz held by the president and chief executive officer of OpBiz at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES IN 2003

AND OPTION/ SAR VALUES AT DECEMBER 31, 2003

Number of
			Securities	Value of
			Underlying	Unexercised
	Number of		Unexercised	In-The-Money
	Securities		Options/SARs at	Options/SARs at
	Underlying		December 31, 2003	December 31, 2003
	Options/SARs	Value	Exercisable/	Exercisable/
Name	Exercised	Realized	Unexercisable	Unexercisable

Michael V. Mecca	—	$—	—/(1)	$ —/$—

(1)	Mr. Mecca’s employment agreement grants him an option to purchase up to 3% of the equity of OpBiz, vesting one-third annually beginning in April 2004.

Mecca Employment Agreement

      Mr. Mecca serves as OpBiz’s president and chief executive officer under an employment agreement that expires in May 2008. The employment agreement automatically renews for successive five-year terms unless either party elects not to renew at least 90 days prior to the end of a term. OpBiz pays Mr. Mecca a base salary of $450,000 per year, subject to annual upward adjustments beginning in April 2005. OpBiz will also pay Mr. Mecca a bonus of $250,000 per year until the completion of the Aladdin acquisition, pro rated for partial years. After the completion of the Aladdin acquisition, OpBiz will pay Mr. Mecca a performance bonus determined by OpBiz’s board of managers based on OpBiz’s financial performance and certain other factors. If OpBiz terminates the employment agreement other than for cause, Mr. Mecca will be entitled to receive 12 months of his then-base salary. In addition, if the employment agreement is terminated for any reason other than by OpBiz for cause, Mr. Mecca will be entitled to receive all accrued but unpaid bonuses through the date of termination. The agreement provides Mr. Mecca with an option to purchase up to 3% of the equity of OpBiz at the exercise price described above, vesting one-third annually beginning in April 2004. Mr. Mecca also will be appointed to the board of managers of OpBiz after we establish that board of managers. Mr. Mecca has granted OpBiz a right of first refusal with respect to any proposed sales of his equity interests in OpBiz.

Item 7.	Certain Relationships and Related Transactions.

Transactions with Planet Hollywood

      OpBiz has entered into a licensing agreement with Planet Hollywood to use the Planet Hollywood marks, Internet domain names that incorporate the Planet Hollywood marks and Planet Hollywood’s collection of memorabilia. The licensing agreement is described above under “Item 1. Business — Material Agreements — Planet Hollywood Licensing Agreement.” In addition to being a manager of BH/RE, Mr. Earl is the chief executive officer and chairman of the board of directors of Planet Hollywood. Similarly, Mr. Teitelbaum is a manager of BH/RE and a director of Planet Hollywood. Together, Mr. Earl, a trust for the benefit of Mr. Earl’s children and affiliates of Bay Harbour Management own substantially all of the equity of Planet Hollywood. Mr. Earl disclaims beneficial ownership of any equity of Planet Hollywood owned by the trust.

      Under the licensing agreement, OpBiz has the right, but not the obligation, to open a Planet Hollywood restaurant and one or more Planet Hollywood retail shops within the PH Resort. If OpBiz exercises its right to operate the restaurant and retail shops, it will enter into a separate restaurant agreement with Planet

Hollywood. The restaurant agreement will provide, among other things, that OpBiz will pay Planet Hollywood a quarterly fee equal to 5% of revenues from sales of any food and beverage in the restaurant and 10% of revenues from sales of Planet Hollywood merchandise in the PH Resort. OpBiz will not have to pay any up-front licensing fees to Planet Hollywood as a condition to opening the restaurant or retail shops. The restaurant agreement will expire on the same date that the licensing agreement expires.

      Planet Hollywood’s rights under the restaurant agreement will be subject to the provisions of the cooperation and subordination agreement described above under “Item 1. Business — Material Agreements — Planet Hollywood Licensing Agreement — Subordination Agreement.”

Transaction with Starwood

      OpBiz has entered into a management contract with Sheraton pursuant to which Sheraton will manage the Hotel and OpBiz will be permitted to use the Sheraton brand name and trademarks in the promotion of the Hotel. The management contract is described above under “Item 1. Business — Material Agreements — Sheraton Hotel Management Contract.” Sheraton is a wholly owned subsidiary of Starwood, which has a 15% equity interest in EquityCo and has the right to appoint two members to the EquityCo board of managers.

Other Transactions

      The liquidity needs of BH/RE have been funded by advances from the members of BH/RE and certain of their affiliates. BH/RE’s liquidity needs have been limited to funding the ongoing expenses related to the planned Aladdin acquisition and BH/RE’s portion of the deposit required under the purchase agreement. As of February 29, 2003, BH Casino and Hospitality and Planet Hollywood had advanced approximately $3.7 million and $1.3 million, respectively, to fund BH/RE’s expenses related to the Aladdin acquisition. These advances will either be contributed as capital to, or repaid by, BH/RE at the closing of the Aladdin acquisition. In addition, as of December 31, 2003, BH Casino and Hospitality and OCS had each loaned BH/RE $4.25 million to fund BH/RE’s portion of the deposit required under the purchase agreement. At the closing of the Aladdin acquisition, these loans will be contributed to the capital of BH/RE. In addition to being a manager of BH/RE, Mr. Teitelbaum is the sole manager of BH Casino and Hospitality, a managing principal of Bay Harbour Management and a director of Planet Hollywood. Similarly, Mr. Earl is a manager of BH/RE and the chief executive officer and chairman of the board of directors of Planet Hollywood. For further discussion of the advances made to BH/RE by the members of BH/RE and certain of their affiliates, see “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — BH/RE — Liquidity and Capital Resources.”

Item 8.	Legal Proceedings.

      Neither BH/RE nor any of its subsidiaries is a party to any litigation.

Item 9.	Market Price of and Distributions on the Registrant’s Membership Interests and Related Member Matters.

      There is no established public trading market for BH/RE’s membership interests and we do not presently expect that a trading market in BH/RE’s membership interests will develop. There are no outstanding options or warrants to purchase, or securities convertible into, any of BH/RE’s membership interests. BH/RE’s membership interests are not eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended. BH/RE has not agreed with any security holder to register for sale under the Securities Act any of its membership interests. BH/RE does not currently propose to publicly offer any of its membership interests.

      As of the date of the filing of this registration statement, there were two holders of record of BH/RE’s voting membership interests and two holders of record of BH/RE’s equity membership interests.

      BH/RE does not pay, and does not anticipate paying, any distributions to the holders of its membership interests, other than distributions in respect of income taxes payable by such members resulting from their ownership of membership interests.

Item 10.	Recent Sales of Unregistered Securities.

      In April 2003, OCS and BH Casino and Hospitality each contributed $2.5 million to the capital of BH/RE and each received 50% of BH/RE’s membership interests. In June 2003, OCS and BH Casino and Hospitality each contributed an additional $1.75 million to the capital of BH/RE. In March 2004, BH/RE amended and restated its operating agreement, issued 50% of its voting membership interests to each of Mr. Earl and Mr. Teitelbaum and issued 50% of its equity membership interests to each of OCS and BH Casino and Hospitality. All of the foregoing issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 11.	Description of Registrant’s Securities to Be Registered.

      The membership interests of BH/RE are divided into two classes: voting interests and equity interests. The rights of each class of membership interests are set forth in the amended and restated operating agreement of BH/RE. The following description of the rights of holders of voting interests is a summary and is qualified in its entirety by reference to the amended and restated operating agreement of BH/RE, which is incorporated into this registration statement by reference. We have a filed a copy of the amended and restated operating agreement as an exhibit to this registration statement.

Right to Receive Allocations of Net Income and Loss; Distributions

      Holders of equity interests share proportionally in the net income or loss of BH/RE and are entitled to receive distributions from BH/RE. Holders of voting interests do not have any rights to allocations or distributions.

Voting Rights

      The voting interests are the only authorized class of membership interests of BH/RE with voting rights. Therefore, holders of voting interests elect BH/RE’s managers and vote on any and all matters submitted for vote to BH/RE’s members. In addition, Mr. Earl and all subsequent transferees of voting interests originally issued to Mr. Earl are entitled to vote, and must vote as a single block, 50% of the voting interests, and Mr. Teitelbaum and all subsequent transferees of voting interests originally issued to Mr. Teitelbaum are entitled to vote, and must vote as a single block, 50% of the voting interests.

Management of BH/RE

      BH/RE is managed by two managers, one selected by Mr. Earl and/or his transferees and one selected by Mr. Teitelbaum and/or his transferees. The managers must act unanimously. The BH/RE operating agreement provides that any transferee of a voting interest from Mr. Earl will act with Mr. Earl in electing one manager, and any transferee of a voting interest from Mr. Teitelbaum will act with Mr. Teitelbaum in electing the other manager.

Transfer Restrictions

      Voting interests may not be transferred without the consent of the other holders of voting interests, except:

•	in connection with permitted transfers of equity interests, subject to certain limitations described in the BH/RE operating agreement;

•	in connection with the death, divorce or incapacity of a holder of voting interests;

•	if the holder of the voting interests has a “gaming problem,” as defined in the BH/RE operating agreement; or

•	to “permitted transferees,” as defined in the BH/RE operating agreement.

      All transfers of voting interests are subject to the approval of the Nevada Gaming Authorities.

Amendments to BH/RE Operating Agreement

      The BH/RE operating agreement may only be amended by the unanimous vote of the holders of voting interests.

Item 12.	Indemnification of Managers and Members.

      BH/RE is governed by Chapter 86 of the Nevada Revised Statutes, which we refer to in this registration statement as the Nevada LLC Act. Section 86.411 of the Nevada LLC Act generally provides that a limited liability company may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except derivative suits, by reason of the fact that such person is or was a manager, member, employee or agent of the limited liability company, or is or was serving at the request of the limited liability company as a manager, member, employee or agent of another enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, if such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the limited liability company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      In the case of a derivative suit, Section 86.421 of the Nevada LLC Act provides that a limited liability company may indemnify any such person against expenses, including amounts paid in settlement and attorneys’ fees, if such person acted in good faith and in a manner in which he reasonably believed to be in, or not opposed to, the best interests of the limited liability company, except that indemnification may not be made in the case of a derivative suit in respect of any claim as to which such person has been adjudged by a court of competent jurisdiction to be liable to the limited liability company or for amounts paid, unless it is determined by the court that such person is fairly and reasonably entitled to indemnity for such expenses.

      Section 86.431 of the Nevada LLC Act provides that a limited liability company shall indemnify a manager, member, employee or agent of the limited liability company against expenses, including attorneys’ fees, to the extent that such person has been successful on the merits or otherwise in defense of any of the actions, suits or proceedings described above.

      Section 86.461 of the Nevada LLC Act provides that a limited liability company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a member, manager, employee or agent of the limited liability company, or is or was serving at the request of the limited liability company as a manager, member, employee or agent of another enterprise, for any liability asserted against him and liability and expenses incurred by him in such capacity, or arising out of his status as such, whether or not the limited liability company has the authority to indemnify him against such liability and expenses.

      Finally, Section 86.371 of the Nevada LLC Act generally provides that, unless otherwise provided in the articles of organization or an agreement signed by the member or manager to be charged, no member or manager of a limited liability company is individually liable for the debts or liabilities of the limited liability company.

      The operating agreement for BH/RE provides that BH/RE shall, to the full extent permitted by applicable law, indemnify, defend and hold harmless any member, manager and officer of BH/RE (and any of their respective officers, directors, managers, employees and agents) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a member, manager or employee of BH/RE, or is or was serving at the request of BH/RE as a manager, member, employee or agent of another entity, from and against expenses (including attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of BH/RE, and, with respect to any criminal sanction or proceeding, had no reasonable cause to believe that his conduct was unlawful.

      The operating agreement further provides that BH/RE and the other members shall be indemnified and held harmless by each member from and against any and all claims, demands, liabilities, costs, damages, expenses and causes of action arising out of (i) any act performed by or on behalf of any such member or its designated manager which is not performed in good faith or is not reasonably believed by such member or its designated manager to be in the best interests of BH/RE and within the scope of authority conferred upon such member or its designated manager under the operating agreement, (ii) the fraud, bad faith, willful misconduct or gross negligence of such member or its designated manager, or (iii) the breach by BH/RE of any of its representations and warranties made under any purchase, loan or other agreement entered into by BH/RE, which breach was the result of information or matters relating to such member.

      In addition, the operating agreement provides that the managers of BH/RE may purchase and maintain insurance or make other financial arrangements on behalf of any current or former member, manager, officer of BH/RE or any other employee or agent of BH/RE who was serving at the request of BH/RE as a manager, member, employee or agent of another enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as manager, member, employee or agent, or arising out of his status as such, whether or not BH/RE has the authority to indemnify him against such liability and expenses.

      Finally, the operating agreement provides that no member, manager, general or limited partner of any member, shareholder or member or other holder of an equity interest of any member or officer, director or employee of any of the foregoing or any of their affiliates, shall be liable to BH/RE or to any other member for monetary damages for any losses, claims, damages or liabilities arising from any act or omission performed or omitted by it and arising out of or in connection with the operating agreement or BH/RE’s business or affairs, including any action or omission constituting a breach of any fiduciary duty; provided, however, such act or omission was taken in good faith, was reasonably believed to be in the best interests of BH/RE and was within the scope of authority granted to such person, and was not attributable in whole or in part to such member’s or person’s fraud, bad faith, willful misconduct or gross negligence. No general or limited partner of any member, shareholder, member or other holder of an equity interest in such member or officer, director or employee of any of the foregoing or any of their affiliates shall be personally liable for the performance of any such member’s obligations under the operating agreement, but the foregoing shall not relieve any partner or member of any member from its obligations to such member.

Item 13.	Financial Statements and Supplementary Data.

      See “Item 15. Financial Statements and Exhibits.”

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      Not applicable.

Item 15.	Financial Statements and Exhibits.

      (a) The following audited financial statements can be found beginning on page F-1 of this registration statement and are filed herewith as part of “Item 13 — Financial Statements and Supplementary Data:”

BH/RE Audited Financial Statements:

      Report of Ernst & Young LLP, Independent Auditors

      Consolidated Balance Sheet as of December 31, 2003

Consolidated Statement of Operations for the Period from March 31, 2003 (Date of Formation) through December 31, 2003

Consolidated Statement of Members’ (Deficit) for the Period from March 31, 2003 (Date of Formation) through December 31, 2003

Consolidated Statement of Cash Flows for the Period from March 31, 2003 (Date of Formation) through December 31, 2003

      Notes to Consolidated Financial Statements

Aladdin Gaming Audited Financial Statements:

      Report of Ernst & Young LLP, Independent Auditors

      Consolidated Balance Sheets as of December 31, 2003 and 2002

      Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002 and 2001

Consolidated Statements of Member’s Equity/(Deficit) for the Years Ended December 31, 2003, 2002 and 2001

      Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001

      Notes to Consolidated Financial Statements

BH/RE Unaudited Pro Forma Condensed Consolidated Financial Statements:

      The following unaudited pro forma condensed consolidated financial statements of BH/RE can be found beginning on page PF-1 of this registration statement and are filed herewith as part of “Item 13 — Financial Statements and Supplementary Data:”

      Unaudited Pro Forma Condensed Consolidated Balance Sheet as of December 31, 2003

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2003

      Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

      (b) The following exhibits are filed as part of this registration statement:

Exhibit
Number	Description

2.1	Purchase and Sale Agreement, dated April 23, 2003, by and between OpBiz, L.L.C. and Aladdin Gaming, LLC*
3.1	Articles of Organization of BH/RE, L.L.C., as amended*
3.2	Amended and Restated Operating Agreement of BH/RE, L.L.C., dated as of March 26, 2004*
10.1	Form of Amended and Restated Loan and Facilities Agreement, by and among OpBiz, L.L.C., the lenders party thereto and BNY Asset Solutions LLC*
10.2	Planet Hollywood Hotel & Casino Licensing Agreement, dated May 3, 2003, by and among Planet Hollywood International, Inc., Planet Hollywood (Region IV), Inc., Planet Hollywood Memorabilia, Inc. and OpBiz, L.L.C.**
10.3	Management Contract, dated April 23, 2003, by and between Sheraton Operating Corporation and OpBiz, L.L.C.*†
10.4	Employment Agreement, dated April 11, 2003 by and among OpBiz, L.L.C., Michael Mecca, Robert Earl and Doug Teitelbaum*
10.5	Amended and Restated Operating Agreement of EquityCo, L.L.C., dated April 22, 2003*
21.1	List of subsidiaries of BH/RE, L.L.C.*
99.1	Order Granting Motion to Approve Settlement Agreement with Aladdin Bazaar, LLC, filed August 6, 2003*
99.2	Construction, Operation and Reciprocal Easement Agreement, dated February 26, 1998, by and among Aladdin Gaming, LLC, Aladdin Bazaar, LLC and Aladdin Music Holdings, LLC; Amendment and Ratification of Construction, Operation and Reciprocal Easement Agreement, dated November 20, 2000, by and between Aladdin Gaming, LLC and Aladdin Bazaar, LLC; Memorandum of Amendment and Ratification of REA, dated November 20, 2000, by and between Aladdin Gaming, LLC and Aladdin Bazaar, LLC; Second Amendment of Construction, Operation and Reciprocal Easement Agreement, effective March 31, 2003, by and between Aladdin Gaming, LLC and Aladdin Bazaar, LLC*
99.3	Findings of Fact and Conclusions of Law Re: Aladdin Bazaar, LLC’s Motion for Payment of Administrative Expense, or in the Alternative, for an Order Setting a Deadline for Debtor to Assume or Reject Common Area Parking Agreement, filed October 8, 2002*
99.4	Common Parking Area Use Agreement, dated February 26, 1998, by and between Aladdin Gaming, LLC and Aladdin Bazaar, LLC*
99.5	Traffic Control Improvements Cost Participation Agreement Commercial Development, dated June 7, 2000, by and between Aladdin Gaming, LLC and Clark County, Nevada*
99.6	Settlement Agreement and Releases, dated November 6, 2002, by and among Aladdin Gaming, LLC, Northwind Aladdin, LLC, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, John Hancock Reassurance Company, Ltd., State Street Bank and Trust Company and Aladdin Bazaar, LLC; First Amendment to Settlement Agreement and Releases, dated December 23, 2002, by and among Aladdin Gaming, LLC, Northwind Aladdin, LLC, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company, John Hancock Reassurance Company, Ltd., State Street Bank and Trust Company and Aladdin Bazaar, LLC*
99.7	Order Granting Motion to (i) Approve Settlement Agreement and Releases Respecting Central Utility Plant Litigation and (ii) Assume Certain Agreements Respecting the Central Utility Plant, filed December 10, 2002*
99.8	Energy Service Agreement, dated September 24, 1998, between Aladdin Gaming, LLC and Northwind Aladdin, LLC; Amendment and Agreement, dated September 25, 1998, between Northwind Aladdin, LLC and Aladdin Gaming, LLC; Second Amendment and Agreement, dated May 28, 1999, between Northwind Aladdin, LLC and Aladdin Gaming, LLC; Third Amendment and Agreement, dated May 28, 1999, between Northwind Aladdin, LLC and Aladdin Gaming, LLC*

Exhibit
Number	Description

99.9	Energy Services Coordination Agreement, dated May 28, 1999, by and among Aladdin Gaming, LLC and Aladdin Bazaar, LLC*
99.10	Subordination, Non-Disturbance and Attornment Agreement and Consent, dated as of June 7, 1999, by and among The Bank of Nova Scotia, Northwind Aladdin, LLC, Aladdin Gaming, LLC, State Street Bank and Trust Company, Aladdin Music, LLC and Aladdin Music Holdings, LLC*
99.11	Lease, dated December 3, 1997, by and between Aladdin Gaming, LLC and Northwind Aladdin, LLC*

*	Filed herewith

**	To be filed by amendment

†	Certain information in this exhibit has been omitted and filed separately with the Securities and Exchange Commission accompanied by a confidential treatment request pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BH/RE, L.L.C.

By:	/s/ ROBERT EARL

Robert Earl
Manager

By:	/s/ DOUGLAS P. TEITELBAUM

Douglas P. Teitelbaum
Manager

Date: April 16, 2004

REPORT OF INDEPENDENT AUDITORS

To the Board of Managers and Members of BH/RE, L.L.C.:

      We have audited the accompanying consolidated balance sheet of BH/RE, L.L.C. (a Nevada limited liability company in the development stage) and subsidiaries as of December 31, 2003 and the related consolidated statements of operations, members’ deficit and cash flows for the period from March 31, 2003 (date of formation) through December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BH/RE, L.L.C. and subsidiaries at December 31, 2003 and the consolidated results of their operations and their cash flows for the period from March 31, 2003 (date of formation) through December 31, 2003 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Las Vegas, Nevada

March 5, 2004

BH/RE, L.L.C. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED BALANCE SHEET

December 31, 2003

(In thousands)
ASSETS
OTHER ASSETS — NON CURRENT
Restricted cash — long term	$10,061
Deferred acquisition costs	3,225

Total other assets	13,286
TOTAL ASSETS	$13,286

LIABILITIES AND MEMBERS’ DEFICIT
CURRENT LIABILITIES:
Due to affiliates	$13,008

TOTAL LIABILITIES	13,008
COMMITMENTS AND CONTINGENCIES	—
MINORITY INTEREST	1,509
MEMBERS’ DEFICIT	(1,231)

TOTAL LIABILITIES AND MEMBERS’ DEFICIT	$13,286

See accompanying notes to consolidated financial statements.

BH/RE, L.L.C. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS

For the Period from March 31, 2003 (Date of Formation)
through December 31, 2003

(In thousands)
EXPENSES:
Pre-opening	$(1,283)
OTHER INCOME (EXPENSE):
Interest income	61
Minority interest	(9)

52

NET LOSS	$(1,231)

See accompanying notes to consolidated financial statements.

BH/RE, L.L.C. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF MEMBERS’ (DEFICIT)

For the Period from March 31, 2003 (Date of Formation)
through December 31, 2003

Total

(In thousands)
BALANCE, MARCH 31, 2003 (DATE OF FORMATION)	$—
Net loss	(1,231)

BALANCE, DECEMBER 31, 2003	$(1,231)

See accompanying notes to consolidated financial statements.

BH/RE, L.L.C. AND SUBSIDIARIES

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Period from March 31, 2003 (Date of Formation)
through December 31, 2003

(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,231)
CASH FLOWS FROM INVESTING ACTIVITIES:
Change in restricted cash	(10,061)
Minority interest	1,509

Net cash used in investing activities	(8,552)
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from affiliates	13,008
Deferred acquisition costs	(3,225)

Net cash provided by financing activities	$9,783

NET INCREASE (DECREASE) IN CASH	—
CASH, MARCH 31, 2003 (DATE OF FORMATION)	—

CASH, DECEMBER 31, 2003	$—

See accompanying notes to consolidated financial statements.

BH/RE, L.L.C. AND SUBSIDIARIES

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Nature of Operations

      BH/RE, L.L.C., a development stage company (the “Company” or “BH/RE”), was formed by BH Casino and Hospitality LLC (“BH Casino and Hospitality”) and OCS Consultants, Inc. (“OCS”) on March 31, 2003. BH/RE owns a controlling interest in EquityCo, L.L.C. (“EquityCo”) and indirectly owns a controlling interest in MezzCo, L.L.C. (“MezzCo”) (a wholly-owned subsidiary of EquityCo) and OpBiz, L.L.C. (“OpBiz”) (a wholly-owned subsidiary of MezzCo). All of the entities are Nevada limited liability companies and have perpetual terms pursuant to their operating agreements.

      BH/RE and its subsidiaries were formed to acquire, operate and renovate the Aladdin Resort and Casino located in Las Vegas, Nevada (“Aladdin”). The Aladdin is currently owned and operated by Aladdin Gaming, LLC (“Aladdin Gaming”) which is a debtor-in-possession under Chapter 11 of the United States Bankruptcy Code. On April 23, 2003, OpBiz and Aladdin Gaming entered into a purchase agreement pursuant to which OpBiz agreed to acquire substantially all of the assets of the Aladdin. On August 29, 2003, the Bankruptcy Court confirmed Aladdin Gaming’s plan of reorganization and authorized Aladdin Gaming to complete the sale of the Aladdin to OpBiz.

      The purchase agreement provides that, subject to certain conditions, OpBiz will acquire substantially all of the real and personal property owned or used by Aladdin Gaming to operate the Aladdin, including $15 million of working capital. OpBiz will finance the purchase through the issuance of $510 million of secured notes. Simultaneously, OpBiz will be required to make a $14 million cash payment to reduce the principal amount of the outstanding notes and to release certain liens. OpBiz will also assume various contracts and leases entered into by Aladdin Gaming in connection with the operation of the Aladdin.

      Before OpBiz can complete the Aladdin acquisition, it must receive approvals from various Nevada gaming authorities and under the Hart-Scott-Rodino Act. As part of the Nevada gaming approvals, BH/RE and its subsidiaries and certain of their officers and management are required to be registered with and licensed or found suitable by the Nevada gaming authorities in connection with the Aladdin acquisition. The laws, regulations and ordinances requiring these gaming approvals generally relate to the responsibility, financial stability and character of the owners and managers of gaming operations, as well as persons financially interested or involved in gaming operations. The scope of the approvals required to acquire and operate a gaming facility is extensive. Failure to obtain the necessary approvals could prevent or delay the completion of the Aladdin acquisition.

      Following the Aladdin acquisition, OpBiz will begin a renovation project which, when complete, will transform the Aladdin into the Planet Hollywood Resort and Casino (“PH Resort”).

      As a development stage company, the Company has risks that may impact its ability to successfully complete the Aladdin acquisition, including securing state and local governmental agency approvals.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

      The accompanying consolidated financial statements include the accounts of the Company and its controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Restricted Cash — Long-Term

      Restricted cash consists of an escrow deposit of approximately $10 million which will be applied toward the purchase of the Aladdin.

BH/RE, L.L.C. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Acquisition Costs

      The Company capitalized approximately $3.2 million in direct external costs related to the Aladdin acquisition as of December 31, 2003. These costs will be included as part of the purchase price after the Aladdin acquisition is complete.

Pre-Opening Costs

      The Company accounts for costs incurred during the pre-opening and start-up phases of operations in accordance with Statement of Position 98-5, Reporting on the Costs of Start-up Activities. Pre-opening and start-up costs include, but are not limited to, salary related expenses for new employees, travel and entertainment expenses and professional fees. Pre-opening costs are expensed as incurred.

Income Taxes

      The Company is a limited liability company and will be taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes was recorded because the taxable income or loss is included in the income tax returns of the members of BH/RE.

Impact of Recently Issued and Adopted Accounting Standards

      In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. The adoption of these requirements had no impact on the consolidated results of operations or financial position of BH/RE.

      In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands the information disclosures required by guarantors for obligations under certain types of guarantees. It also requires recognition at fair value of a liability for such guarantees. FIN 45 will apply the liability recognition requirements to all guarantees issued or modified after December 31, 2002. The adoption of these requirements had no impact on the consolidated results of operations or financial position of BH/RE.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 changes certain consolidation requirements by requiring a variable interest entity to be consolidated by a company that is subject to a majority of the risk of loss from the variable interest entity’s activities or entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The adoption of FIN 46 is not expected to have a material impact on the consolidated financial statements of BH/RE.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging

BH/RE, L.L.C. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Activities. The Company adopted the provisions of SFAS No. 149 that relate to SFAS 133 implementation issues on April 1, 2003 and adopted the provisions related to contracts entered into or modified after June 30, 2003 on July 1, 2003. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150 effective July 1, 2003, and there was no impact on its financial position, results of operations or cash flows.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

      Advertising costs are expensed as incurred. Advertising costs totaled $122,000 for the year ended December 31, 2003.

3.	Membership Interests

      The non-voting interests in BH/RE are owned 50% by BH Casino and Hospitality and 50% by OCS and the voting interests are owned 50% by Douglas P. Teitelbaum and 50% by Robert Earl. BH Casino and Hospitality is controlled by Mr. Teitelbaum, managing principal of Bay Harbour Management, L.C., an SEC-registered investment management firm. BH Casino and Hospitality was formed by Mr. Teitelbaum for the purpose of holding investments in BH/RE by funds managed by Bay Harbour Management. OCS is wholly-owned and controlled by Mr. Earl and holds Mr. Earl’s investment in BH/RE. Mr. Earl is the founder, chairman and chief executive officer of Planet Hollywood and Mr. Teitelbaum is a director of Planet Hollywood. Together, Mr. Earl, a trust for the benefit of Mr. Earl’s children and affiliates of Bay Harbour Management own substantially all of the equity of Planet Hollywood.

      BH/RE owns 85% of the membership interests in EquityCo and Starwood Hotels and Resorts Worldwide, Inc. (“Starwood”) owns 15%. BH/RE and Starwood will make total equity contributions of $70 million and $20 million, respectively, in EquityCo to fund the costs of the planned renovations to the Aladdin. Starwood’s equity interest in EquityCo is reflected as minority interest in the accompanying consolidated financial statements. BH/RE has the option to purchase all of Starwood’s membership interests in EquityCo if OpBiz is entitled to terminate the hotel management contract between OpBiz and Sheraton Operating Corporation (“Sheraton”) (see Note 4) as a result of a breach by Sheraton. Starwood can require EquityCo to purchase all of its membership interests in EquityCo if the hotel management contract is terminated for any reason other than in accordance with its terms or as the result of a breach by Sheraton. In addition, BH/RE and Starwood intend to enter into a registration rights agreement with respect to their membership interests in EquityCo prior to the completion of the Aladdin acquisition.

      In connection with the financing of the Aladdin acquisition, BH/RE has agreed to issue warrants to purchase 2.94% of its ownership interest in EquityCo to the lenders referred to in Note 1.

BH/RE, L.L.C. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      MezzCo is a wholly-owned subsidiary of EquityCo that may be used to secure financing for the planned renovations to the Aladdin referred to in Note 1.

      OpBiz is a wholly-owned subsidiary of MezzCo formed to own and operate the Aladdin. In April 2003, OpBiz issued an option to purchase 3% of its equity to its president and chief executive officer pursuant to an employment agreement. The option vests ratably over a three-year period.

4.	Related Party Transactions

Due to Affiliates

      During 2003, certain members or affiliates of BH/RE have paid expenses related to the Aladdin acquisition and funded deposits under the purchase agreement on behalf of BH/RE and its subsidiaries. Such advances consist of the following:

At December 31, 2003

(In thousands)
BH Casino and Hospitality	$7,633
Planet Hollywood	1,125
OCS	4,250

$13,008

      Upon completion of the Aladdin acquisition, $4.25 million of advances from each of BH Casino and Hospitality and OCS, which were used to fund the deposit required of OpBiz under the purchase agreement, will be contributed to BH/RE as capital. Additionally, upon completion of the Aladdin acquisition, the advances made by BH Casino and Hospitality and Planet Hollywood to pay transaction fees will either be contributed to capital or repaid by BH/RE.

Planet Hollywood Licensing Agreement

      OpBiz, Planet Hollywood and certain of Planet Hollywood’s subsidiaries have entered into a licensing agreement pursuant to which OpBiz received a non-exclusive, irrevocable license to use various “Planet Hollywood” trademarks and service marks. Under the licensing agreement, OpBiz also has the right, but not the obligation, to open a Planet Hollywood restaurant and one or more Planet Hollywood retail shops under a separate restaurant agreement with Planet Hollywood. OpBiz will pay Planet Hollywood a quarterly licensing fee of 1.75% of OpBiz’s non-casino revenues. If OpBiz opens an attraction with paid admission using the Planet Hollywood marks or memorabilia prior to beginning operations as the PH Resort, it will pay Planet Hollywood a quarterly licensing fee of 1.75% of the revenues of the attraction until OpBiz begins operating as the PH Resort. The initial term of the licensing agreement will expire in 2028. OpBiz can renew the licensing agreement for three successive 10-year terms.

Sheraton Hotel Management Contract

      OpBiz and Sheraton have entered into a management contract pursuant to which Sheraton will provide hotel management services to OpBiz, assist OpBiz in the management, operation and promotion of the hotel and permit OpBiz to use the Sheraton brand and trademarks in the promotion of the hotel. OpBiz will pay Sheraton a monthly fee of 4% of gross hotel and hotel related operating revenues and 2% of rental income from third-party leases in the hotel. The management contract has a 20-year term commencing on the completion of the Aladdin acquisition and is subject to certain termination provisions by either OpBiz or Sheraton.

BH/RE, L.L.C. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Commitments and Contingencies

Employment Agreement

      OpBiz has entered into an employment contract with its president and chief executive officer, Michael V. Mecca, for a five-year term, commencing on May 11, 2003. The agreement provides for a base salary of $450,000, a performance based bonus incentive and an option to purchase 3% of the equity of OpBiz (see Note 3).

Assumption of Contracts and Leases

      As part of the Aladdin acquisition, OpBiz will assume substantially all of Aladdin Gaming’s contracts and leases outstanding on the closing date, except for those contracts and leases that are rejected pursuant to Aladdin Gaming’s Plan of Reorganization.

      Contracts and leases to be assumed by OpBiz include, but are not limited to, the following:

Construction, Operation and Reciprocal Easement Agreement (“REA”)

      The REA grants the owners of the Aladdin, the shopping mall adjacent to the Aladdin and the parking facility adjacent to the Aladdin reciprocal easements between those properties for parking, utilities, maintenance, access, repairs and construction. The REA requires the owners of the Aladdin to pay 75% of the maintenance costs for the common areas shared by the properties.

Parking Agreement

      Parking for guests of the Aladdin is located in a parking garage adjacent to the Aladdin that is owned by a third party. Aladdin Gaming and the owner of the parking garage have entered into a parking agreement that governs the terms of use of the parking garage by Aladdin Gaming. Under the agreement, which expires in 2097, Aladdin Gaming pays the owner of the parking garage $3.2 million per year plus 75% of the operating costs of the parking garage. Aladdin Gaming has assumed the parking agreement.

Infrastructure Obligations

      Aladdin Gaming, along with other business in the area, entered into certain agreements with Clark County, Nevada to fund a portion of traffic control improvements for pedestrians on streets adjacent to the Aladdin. Under the agreements, Aladdin Gaming is responsible for up to 25% of the portion of construction costs to be paid by private businesses for a pedestrian street crossing at the southeast corner of the property. Clark County estimates construction cost for this improvement, including the private sector portion, to be between $2.5 million and $5.0 million. The amount of total construction cost to be allocated to private businesses has not been determined. In addition, Aladdin Gaming is responsible for a portion of the cost of completing other street improvements, turn lane extensions and traffic signal infrastructure. The estimated costs for these improvements are expected to be less than $500,000.

Energy Service Agreement

      Northwind Aladdin (“Northwind”), a third party, owns and operates a central utility plant on land leased from Aladdin Gaming. The plant supplies hot and cold water and emergency power to the Aladdin under a contract between Aladdin Gaming and Northwind. Aladdin Gaming has assumed the energy service agreement, which expires in 2018. Under the agreement, Aladdin Gaming is required to pay Northwind a monthly consumption charge, monthly operational charge and a quarterly debt service payment of approximately $852,000, a monthly return on equity payment of approximately $150,000 and certain taxes and fees.

BH/RE, L.L.C. AND SUBSIDIARIES
(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Aladdin Gaming’s debt service and equity return obligation under this agreement was $34.7 million, as reflected on the consolidated balance sheet of Aladdin Gaming at December 31, 2003.

Litigation

      The Company is not currently a party to any legal proceedings.

REPORT OF INDEPENDENT AUDITORS

Board of Managers and Member of

Aladdin Gaming, LLC and Subsidiaries

      We have audited the accompanying consolidated balance sheets of Aladdin Gaming, LLC (a Nevada limited liability company) and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, member’s equity/ (deficit) and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Aladdin Gaming, LLC and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States.

      The accompanying consolidated financial statements have been prepared assuming that Aladdin Gaming, LLC and subsidiaries will continue as a going concern. As more fully described in Note 1, the Company filed for Chapter 11 bankruptcy protection on September 28, 2001. The bankruptcy filing raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Las Vegas, Nevada

March 5, 2004, except for Note 15,
 as to which the date is March 31, 2004

ALADDIN GAMING, LLC AND SUBSIDIARIES

(A Nevada limited liability company)

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

	2003	2002

	(In thousands except
	membership interest data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38,240	$22,431
Restricted cash and cash equivalents	4,189	5,376
Receivables from related parties	38	41
Accounts receivable — net of allowance for doubtful accounts of $8,004 and $9,006 as of December 31, 2003 and 2002, respectively	13,369	14,816
Inventory	1,920	1,970
Prepaid expenses	5,596	6,149
Deposits	2,885	3,117

Total current assets	66,237	53,900

PROPERTY AND EQUIPMENT — Net	496,370	566,021

OTHER ASSETS:
Other assets — net of accumulated amortization of $2,795 and $2,583 as of December 31, 2003 and 2002, respectively	923	1,136
Note receivable	668	—

Total other assets	1,591	1,136

TOTAL	$564,198	$621,057

LIABILITIES AND MEMBER’S DEFICIT
CURRENT LIABILITIES:
Current portion of energy service obligation	$1,132	$1,010
Accounts payable — trade	3,910	3,086
Accrued payroll and related expenses	12,946	8,847
Accrued interest	332	260
Other accrued expenses	16,179	19,240

Total current liabilities	34,499	32,443
ENERGY SERVICE OBLIGATION — Net of current portion	33,558	34,654
LIABILITIES SUBJECT TO COMPROMISE	549,513	567,227

Total liabilities	617,570	634,324

COMMITMENTS AND CONTINGENCIES
MEMBER’S DEFICIT:
Preferred membership interest — 5,000,000 Series A preferred interests authorized, 11,000 issued and outstanding as of December 31, 2003 and 2002	221,500	214,108
Common membership interest — 10,000,000 common interests authorized, 1,000 issued and outstanding as of December 31, 2003 and 2002	173,870	173,870
Accumulated deficit	(448,742)	(401,245)

Total member’s deficit	(53,372)	(13,267)

TOTAL	$564,198	$621,057

See accompanying notes to consolidated financial statements.

ALADDIN GAMING, LLC AND SUBSIDIARIES

(A Nevada limited liability company)

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(In thousands)
REVENUES:
Casino	$110,642	$96,969	$122,082
Hotel	95,836	85,151	91,538
Food and beverage	68,084	60,144	66,143
Entertainment and other income	18,378	17,710	12,966

GROSS REVENUES	292,940	259,974	292,729
Less promotional allowances	(26,400)	(23,590)	(32,342)

NET REVENUES	266,540	236,384	260,387

COSTS AND EXPENSES:
Casino	62,626	59,824	84,722
Hotel	28,913	26,354	23,909
Food and beverage	44,032	38,613	41,678
Other operating expenses	14,344	13,821	9,113
Selling, general and administrative	61,701	59,511	72,768
Impairment of long-lived assets	29,478	—	—
Depreciation and amortization	43,495	64,929	62,265

Total costs and expenses	284,589	263,052	294,455

LOSS FROM OPERATIONS	(18,049)	(26,668)	(34,068)

OTHER INCOME (EXPENSE):
Interest income	—	14	1,747
Interest expense	(9,953)	(11,897)	(76,130)

Total other expenses — net	(9,953)	(11,883)	(74,383)

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE AND REORGANIZATION ITEMS	(28,002)	(38,551)	(108,451)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	—	—	(10,709)
REORGANIZATION ITEMS	(12,103)	(10,604)	(25,756)

NET LOSS	$(40,105)	$(49,155)	$(144,916)

See accompanying notes to consolidated financial statements.

ALADDIN GAMING, LLC AND SUBSIDIARIES

(A Nevada limited liability company)

CONSOLIDATED STATEMENTS OF MEMBER’S EQUITY/(DEFICIT)

Years Ended December 31, 2003, 2002 and 2001

		Series A
	Common	Preferred
	Membership	Membership	Accumulated
	Interest	Interest	Deficit	Total

	(In thousands)
BALANCE, JANUARY 1, 2001	$150,886	$163,338	$(156,404)	$157,820
Net loss	—	—	(144,916)	(144,916)
Member’s contributions	22,984	—	—	22,984
Preferred return	—	23,393	(23,393)	—

BALANCE, DECEMBER 31, 2001	173,870	186,731	(324,713)	35,888
Net loss	—	—	(49,155)	(49,155)
Preferred return	—	27,377	(27,377)	—

BALANCE, DECEMBER 31, 2002	173,870	214,108	(401,245)	(13,267)
Net loss			(40,105)	(40,105)
Preferred return	—	7,392	(7,392)	—

BALANCE, DECEMBER 31, 2003	$173,870	$221,500	$(448,742)	$(53,372)

See accompanying notes to consolidated financial statements.

ALADDIN GAMING, LLC AND SUBSIDIARIES

(A Nevada limited liability company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(40,105)	$(49,155)	$(144,916)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	43,283	62,713	62,265
Amortization of debt issuance costs	—	1,150	4,555
Amortization of other assets	213	1,066	956
Loss on sale of assets	—	89	—
Cumulative effect of change in accounting principle	—	—	10,709
Reorganization items:
Write-off of debt issuance costs	—	—	23,104
Professional fees	10,576	9,205	2,457
Management retention expense	1,925	1,602	307
Loss on extinguishment of pre-petition debt	(20)	(2)	—
Interest earned on accumulated cash during Chapter 11 proceedings	(876)	(211)	(112)
Impairment of long-lived assets	29,478	—	—
Changes in assets and liabilities:
Interest rate collar payable	—	—	21,633
Accounts receivable — net	1,447	3,690	11,934
Related party receivable	2	891	(210)
Inventory	50	(85)	640
Prepaid expenses	553	(2,319)	3,431
Deposits and other assets	(434)	79	(3,015)
Accounts payable (pre-petition)	(7,136)	(87)	(5,884)
Accounts payable (post-petition)	824	673	2,413
Accrued payroll and related expenses	1	569	(2,567)
Accrued interest	71	(387)	1,790
Other accrued expenses (pre-petition)	(355)	(1,792)	(27,271)
Other accrued expenses (post-petition)	2	(2,995)	29,566
Related party payable	—	—	2,954

Net cash provided by (used in) operating activities before cash payments for reorganization items	39,499	24,694	(5,261)

CASH PAYMENTS FOR REORGANIZATION ITEMS:
Professional fees paid	(11,464)	(9,327)	(732)
Loss on extinguishment of pre-petition debt	20	2	—
Interest earned on accumulated cash during Chapter 11 proceedings	875	211	112

Cash payments for reorganization items	(10,569)	(9,114)	(620)

Net cash provided by (used in) operating activities	28,930	15,580	(5,881)

CASH FLOWS FROM INVESTING ACTIVITIES:
Construction payable	(48)	—	(7,284)
Payments for building	(852)	(1,659)	(1,221)
Payments for furniture and equipment	(2,209)	(2,196)	(4,896)
Proceeds from sale of assets	—	50	—
Decrease in restricted cash	1,187	(2,718)	16,756

Net cash (used in) provided by investing activities	(1,922)	(6,523)	3,355

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt	—	—	4,550
Repayment of long-term debt	(11,199)	(4,536)	(24,207)
Debt issuance costs	—	—	(3,100)
Member’s contributions	—	—	22,984

Net cash (used in) provided by financing activities	(11,199)	(4,536)	227
NET INCREASE (DECREASE) IN CASH	15,809	4,521	(2,299)
CASH, BEGINNING OF YEAR	22,431	17,910	20,209

CASH, END OF YEAR	$38,240	$22,431	$17,910

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NONCASH INVESTING AND FINANCING ACTIVITIES:
Cash paid for interest	$9,007	$11,787	$37,231
Non-cash preferred dividends	$7,392	$27,377	$23,393
FF&E capital lease	—	—	$49,332

See accompanying notes to consolidated financial statements.

ALADDIN GAMING, LLC AND SUBSIDIARIES

(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2003, 2002 and 2001

1.	Organization and Summary of Significant Accounting Policies

      Nature of Operations and Principles of Consolidation — The consolidated financial statements include the accounts of the Aladdin Gaming, LLC and its wholly owned inactive subsidiaries, which include Aladdin Music Holdings, LLC and Aladdin Music, LLC. Significant intercompany accounts are eliminated in consolidation.

      Aladdin Gaming, LLC, a Nevada limited liability company (“Gaming” or the “Company”), was formed on January 24, 1997. The Company is wholly owned by Aladdin Gaming Holdings, LLC, a Nevada limited liability company (“Gaming Holdings”). Gaming Holdings is owned by Aladdin Gaming Enterprises, Inc. (“Gaming Enterprises”), a Nevada corporation (25%), Sommer Enterprises, LLC (“Sommer Enterprises”), a Nevada limited liability company (31%), London Clubs International, plc (“London Clubs”), through its subsidiary London Clubs Nevada, Inc. (“LCNI”) (40%), GAI, LLC, a Nevada limited liability company (3%) and Jose Rueda (0.2%). Aladdin Holdings, LLC, a Delaware limited liability company (“Holdings”), indirectly holds a majority interest in Gaming Holdings. The members of Holdings are the Trust Under Article Sixth u/w/o Sigmund Sommer (the “Sommer Trust”), which holds a 95% interest in Holdings, and GW Vegas, LLC, a Nevada limited liability company (“GW”), a wholly owned subsidiary of Trust Company of the West (“TCW”), which holds a 5% interest in Holdings.

      The Company term is 100 years.

      The Company owns the Aladdin Resort and Casino (“Aladdin”) located in Las Vegas, Nevada. The Aladdin includes a 2,567-room hotel, offering deluxe guestrooms, resort guestrooms, suites, luxury rooms and mega suites. In addition, the hotel has an outdoor pool area and an approximately 32,000-square foot spa that is leased to a third party. Aladdin’s 116,000-square foot casino contains approximately 1,900 slot machines, 50 table games, keno and a sports-book facility on its main floor and includes a 15,000-square foot luxury gaming section on its mezzanine level with approximately 20 high denomination table games and 75 high denomination slot machines. In addition, Gaming has approximately 950 unused slot machines.

      The Aladdin has seven restaurants, including a Chinese restaurant leased to P.F. Chang’s, a buffet, a sushi bar, a 24-hour casual dining facility, an Italian restaurant, a steak and seafood restaurant and a poolside snack bar, as well as a nightclub and several lounges. In addition, Gaming operates a Starbucks Coffee franchise. The Aladdin also has gift and merchandise shops operated by a third party. The Aladdin also has over 75,000 square feet of convention, trade show and meeting facilities, including a 37,000-square foot main ballroom, 10,000 square feet of pre-function space and 16,000 square feet of breakout space in 18 separate rooms.

      The Aladdin includes an approximately 7,000-seat Theater for the Performing Arts (“TPA”). The TPA is used for award shows, live music events and theatrical performances. The Aladdin also has unfinished space for an approximately 1,300-seat theater on a mezzanine level above the casino. Currently, the Company operates an approximately 400-seat showroom in the theater space.

      Principles of Presentation — The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2003, the Company’s membership deficiency of $53.4 million, and its status as a debtor-in-possession operating under Chapter 11 Bankruptcy Court protection give rise to substantial doubt about the Company’s ability to continue as a going concern. Management believes that the conditions included in the Purchase Agreement with OpBiz will be met and the sale will close in 2004. The accompanying financial statements do not include any adjustments that may be necessary if the Company is not able to emerge from Chapter 11 and continue as a going concern.

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The American Institute of Certified Public Accountants Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) provides guidance for financial reporting by entities that have filed petitions under the Bankruptcy Code and expect to reorganize under Chapter 11. Under SOP 90-7, the financial statements of an entity in a Chapter 11 reorganization proceeding should distinguish transactions and events that are directly associated with the reorganization from those subject to compromise (see Note 6). Additional liabilities may arise as a result of rejection of executory contracts and unexpired leases, or the Bankruptcy Court’s resolution of claims for contingencies and other disputed amounts.

      On September 28, 2001 (the “Petition Date”), Gaming filed a voluntary petition for Chapter 11 reorganization (“Chapter 11”) pursuant to the United States Bankruptcy Code (“Bankruptcy Code”) with the United States Bankruptcy Court for the District of Nevada, Southern Division (the “Bankruptcy Court”).

      On April 23, 2003, OpBiz, L.L.C., a Nevada limited liability company (“OpBiz”), and Gaming, entered into a Purchase and Sale Agreement (“Purchase Agreement”) pursuant to which OpBiz agreed to acquire substantially all of the assets of the Aladdin. Under the Purchase Agreement and pursuant to an order of the Bankruptcy Court, Gaming conducted an auction to sell the Aladdin. On June 20, 2003, the Bankruptcy Court declared OpBiz the winner of that auction and, on August 29, 2003, the Bankruptcy Court entered an order confirming Gaming’s plan of reorganization and authorized Gaming to complete the sale of the assets to OpBiz under the Purchase Agreement.

      Upon consummation of the plan of reorganization, all remaining assets of Gaming will be transferred to a new entity that will be controlled by Gaming’s pre-petition secured lenders.

      The Purchase Agreement provides that, subject to certain conditions, OpBiz will acquire substantially all of the real and personal property owned or used by Gaming to operate the Aladdin, and will receive $15 million of working capital from Gaming, including at least $10 million of cash. OpBiz will pay the purchase price for the Aladdin by issuing $510 million of secured notes to Gaming’s secured creditors and will assume various contracts and leases entered into by Gaming in connection with its operation of the Aladdin and certain of Gaming’s liabilities, including Gaming’s energy service obligation to Northwind Aladdin, LLC, (“Northwind”) the third party owner of the central utility plant that supplies hot and cold water and emergency power to the Aladdin. OpBiz has also agreed to simultaneously make a $14 million cash payment to Gaming’s secured creditors to reduce the principal amount of the secured notes to $496 million and obtain a release of their lien on certain real property to be acquired from Gaming. OpBiz will also provide either cash or a letter of credit in the amount of $90 million to fund the costs of the planned renovations to the Aladdin.

      Gaming may terminate the Purchase Agreement if any of the required gaming applications are withdrawn or denied, or if OpBiz has not obtained all necessary approvals of the Nevada gaming authorities by August 29, 2004. OpBiz may extend this termination date by up to 90 days by increasing its existing cash deposit under the Purchase Agreement by up to $2.5 million.

      The Purchase Agreement provides that OpBiz will assume substantially all of Gaming’s pre-petition contracts and leases and any post-petition contracts or leases to which OpBiz does not object. However, OpBiz and Gaming have agreed that OpBiz may, no later than 30 days prior to the completion of the Aladdin acquisition, elect not to assume some of the pre-petition contracts and leases. The Purchase Agreement and Gaming’s plan of reorganization provide that any of the pre-petition contracts and leases not assumed by OpBiz will be deemed rejected under the Bankruptcy Code. Under the Purchase Agreement, OpBiz will be responsible for paying any related unsecured claims for rejection damages allowed by the Bankruptcy Court (at the same payout, on a percentage basis, as Gaming’s other unsecured creditors). OpBiz will not be responsible for damages incurred under post-petition contracts and leases that it does not assume. OpBiz may

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

have to arrange for replacement services with respect to any services provided under contracts or leases that are not assumed by OpBiz.

      Casino Revenues and Promotional Allowances — The Company recognizes revenues in accordance with industry practice. Casino revenue is the net win from gaming activities (the difference between gaming wins and losses). Casino revenues are net of incentive discounts to casino patrons and accruals for anticipated payouts of progressive and certain other slot machine jackpots. Revenues include the retail value of rooms, food and beverage and other items that are provided to customers on a complimentary basis. A corresponding amount is deducted as promotional allowances. The cost of such complimentaries included as casino expenses is as follows:

	December 31

	2003	2002	2001

	(In thousands)
Rooms	$3,476	$3,056	$4,059
Food and beverage	10,051	9,044	12,941
Other	1,806	1,539	1,259

Total cost of promotional allowances	$15,333	$13,639	$18,259

      Cash, Cash Equivalents and Restricted Cash — Cash and cash equivalents include cash on hand and in banks, interest-bearing deposits, money market funds and investments purchased with an original maturity of 90 days or less. As of December 31, 2003 and 2002, restricted cash consisted of cash and cash equivalents held for gaming regulatory requirements and funds pledged to secure obligations under Nevada workers’ compensation requirements.

      Inventories — Inventories consisting primarily of food, beverage and operating supplies are stated at the lower of cost or market cost and is determined using the first-in, first-out method.

      Property and Equipment — Additions, improvements and replacements of property and equipment are recorded at cost. Ordinary maintenance and repairs which do not improve or extend the service lives of the respective assets are expensed as incurred. Interest costs associated with construction were capitalized until August 18, 2000, the Aladdin’s date of opening.

      Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

Building and leasehold improvements	39 years
Furniture and equipment	5 years
Energy service asset	17-20 years

      Pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 144 Accounting for Impairment or Disposal of Long Lived Assets, the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or a group of assets may not be recoverable. Assets to be held and used are measured for impairment using an undiscounted cash flow analysis. If the carrying value exceeds the estimated future undiscounted cash flows from the related assets, impairment is measured based on a discounted cash flow model. Assets held for sale are recognized at the lower of the asset carrying value or fair value, less selling costs. Fair value for assets held for sale is determined through comparable sales, solicited offers or discounted cash flow models. The Company has recorded an impairment charge of approximately $29,478,000 during the year ended December 31, 2003. As discussed in Note 5, the Company has classified substantially all of its assets as “assets held for sale” and has ceased recording depreciation as of August 29, 2003.

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Debt Issuance Costs — Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense based on the related debt agreements using the effective interest method or a method that approximates the effective interest method.

      Advertising Costs — Advertising costs are expensed as incurred and included in selling, general and administrative costs and expenses. Advertising costs totaled approximately $8,116,000, $8,596,000 and $10,435,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

      Fair Value of Certain Financial Instruments — The carrying value of cash equivalents, receivables and all current liabilities approximates fair value because of the short-term maturity of these instruments. The fair value of a financial instrument is the amount at which the instrument could be exchanged in an arms-length transaction between willing parties.

      Income Taxes — The Company is a limited liability company and will be taxed as a partnership for federal income tax purposes. Accordingly, no provision for federal income taxes is provided for in the accompanying financial statements.

      Change in Accounting Principles — At January 1, 2001, Gaming changed its method of accounting for interest rate collars to comply with the provisions of SFAS No. 133, Accounting for Derivative Interests and Hedging. Gaming’s interest rate collars do not qualify for accounting as hedges under SFAS No. 133 and, accordingly, changes to the fair value of the interest rate collars are recognized in earnings. On January 1, 2001, Gaming recorded a liability of $10,700,000 for the fair value of its interest rate collars at that date with a corresponding cumulative effect adjustment in the consolidated statements of operations. The interest rate collars were terminated as of the Petition Date (see Note 10).

      Complimentaries — In November 2000, the Emerging Issues Task Force (“EITF”) of the Financial Accounting Standards Board (“FASB”) reached a consensus on EITF Issue No. 00-14, Accounting for Certain Sales Incentives. EITF Issue No. 00-14 requires that discounts which result in a reduction or refund of the selling price of a product or service in a single exchange transaction be recorded as a reduction of revenues. The Company’s accounting policy related to incentives to induce gaming, such as free or discounted rooms, food and beverage and other services complies with EITF Issue No. 00-14. The amount of “free plays” and coupons to date has not been significant.

      Player’s Club Liability — The Company’s “Player’s Club” loyalty program allows customers to earn “points” based on the volume of their gaming activity. These points are redeemable for certain complimentary services and/or cash rebates. In February 2001, the EITF reached a consensus on EITF Issue No. 00-22, Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers (“EITF Issue No. 00-22”). EITF Issue No. 00-22 requires that the redemption of points for cash be recorded as a reduction of revenue. The Company has complied with the requirements of EITF Issue No. 00-22 in the accompanying consolidated statements of operations. The adoption of EITF Issue No. 00-22 does not affect net income. The amount of player club points and time or volume based incentives recorded as a reduction of revenues was approximately $6,161,000, $4,145,000 and $4,160,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

      Impact of Recently Issued and Adopted Accounting Standards — In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this statement is that an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The provisions of this statement are

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of these requirements had no impact on the consolidated results of operations or financial position.

      In November 2002, the FASB issued FASB Interpretation No. (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands the information disclosures required by guarantors for obligations under certain types of guarantees. It also requires initial recognition at fair value of a liability for such guarantees. FIN 45 will apply the liability recognition requirements to all guarantees issued or modified after December 31, 2002. The adoption of these requirements had no impact on the consolidated results of operations or financial position.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. The objective if FIN 46 is to improve financial reporting by companies involved with variable interest entities. FIN 46 changes certain consolidation requirements by requiring a variable interest entity to be consolidated by a company that is subject to a majority of the risk loss from the variable interest entity’s activities or receive a majority of the entity’s residual returns or both. The Company will be required to adopt FIN 46 in fiscal year 2004. The adoption of FIN 46 is not expected to have an impact on the financial statements.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and hedging activities under SFAS No. 133. The Company adopted the provisions of SFAS No. 149 that relate to SFAS 133 Implementation Issues on April 1, 2003 and adopted the provisions related to contracts entered into or modified after June 30, 2003 on July 1, 2003. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted SFAS No. 150 effective July 1, 2003, and there was no impact on its financial position, results of operations or cash flows.

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications — Certain reclassifications, having no effect on net losses, have been made to the prior year’s consolidated financial statements to conform with current year presentation.

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Accounts Receivable

      Accounts receivable are as follows:

	December 31

	2003	2002

	(In thousands)
Casino accounts receivable	$10,797	$13,406
Less allowance for doubtful accounts	(6,626)	(7,716)

	4,171	5,690

Hotel receivables	9,374	10,335
Less allowance for doubtful accounts	(1,378)	(1,290)

	7,996	9,045
Other receivables	1,202	81

	$13,369	$14,816

      Activity for allowance for doubtful accounts for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Balance at	Allowance for	Write-offs,	Balance at
	Beginning of	Doubtful	Net of	End of
Description	Period	Accounts	Recoveries	Period

Year Ended December 31, 2003	$9,006	$208	$(1,210)	$8,004
Year Ended December 31, 2002	9,916	2,859	(3,769)	9,006
Year Ended December 31, 2001	6,483	4,390	(957)	9,916

3.	Prepaid Expenses

      Prepaid expenses consist of the following:

	December 31

	2003	2002

	(In thousands)
Prepaid gaming taxes	$2,395	$2,018
Prepaid property tax	1,064	759
Other prepaid assets	2,137	3,372

	$5,596	$6,149

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment

      Property and equipment consist of the following:

	December 31

	2003	2002

	(In thousands)
Land	$36,395	$36,395
Building and improvements	365,686	384,263
Furniture, fixtures and equipment	248,386	254,258
Construction in progress	860	813
Energy service asset	35,153	37,120

	686,480	712,849
Less accumulated depreciation and amortization	(190,110)	(146,828)

	$496,370	$566,021

5.	Impairment

      On August 29, 2003, the Bankruptcy Court confirmed the Company’s plan of reorganization and approved the Purchase Agreement with OpBiz. As a result, the Company classified substantially all of its assets as “assets held for sale” and performed an impairment review in accordance with SFAS 144. An impairment loss of approximately $29,478,000 was recognized based on a discounted cash flow analysis and allocated to the individual assets based on their relative fair values. The Company ceased recording depreciation expense as of August 29, 2003.

6.	Liabilities Subject to Compromise

      Liabilities subject to compromise under reorganization proceedings consist of the following:

	December 31

	2003	2002

	(In thousands)
Accounts payable trade	$1,319	$6,314
Accounts payable construction	—	2,140
Accrued interest	6,647	6,647
Accrued interest — interest rate collars	2,794	2,794
Other accrued expenses	7,461	7,816
Bank credit facility	434,736	434,736
FF&E facility	15,822	17,006
FF&E lease	41,172	43,012
Related party payable	14,420	14,420
Interest rate collars payable	25,142	32,342

	$549,513	$567,227

      By virtue of the Chapter 11 filing, the Company ceased accruing interest on the Bank credit facility, the FF&E facility, the FF&E lease and the Energy Service Obligation as of the Petition Date.

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of February 27 2004, Gaming Holdings has not filed for relief under the Bankruptcy Code and the 13 1/2% Senior Discount Notes (the “Notes”) issued by Gaming Holdings and recorded as a liability on its balance sheet, have not been classified as subject to compromise as the Notes are an obligation of Gaming Holdings and not Gaming. Gaming Holdings has no assets or operations or sources of capital other than 100% of the outstanding common membership interests and 100% of the outstanding Series A preferred membership interests of Gaming.

      The consolidated balance sheets do not reflect, as liabilities, the total amount of the claims filed against Gaming in the Chapter 11 Case since a reasonable estimate of additional bankruptcy claims and pre-petition liabilities and settlement value of certain contingent and/or disputed bankruptcy claims could not be made as of the date of the financial statements.

7.	Reorganization Items

      Reorganization items consisted of the following:

	December 31

	2003	2002	2001

	(In thousands)
Write-off of debt issuance costs	$—	$—	$23,104
Professional fees	10,576	9,205	2,457
Interest earned on accumulated cash during Chapter 11 proceedings	(876)	(839)	(112)
Extinguishment of pre-petition debt	(20)	626	—
Management retention expense	1,926	1,602	307
Claim valuation	497	—	—
Other	—	10	—

	$12,103	$10,604	$25,756

      Prior to the Petition Date, deferred debt issuance costs were amortized over the life of the related notes and included in interest expense. The Company expensed all remaining unamortized deferred debt issuance costs as of the Petition Date.

      Pre-petition professional fees of approximately $240,000 related to the reorganization have been included in selling, general and administrative expenses in the accompanying consolidated statements of operations for the year ended December 31, 2001. Post-petition professional fees related to the reorganization are subject to Bankruptcy Court approval and are expensed as incurred.

8.	Other Accrued Expenses

      Other accrued expenses consist of the following:

	December 31

	2003	2002

	(In thousands)
Customer deposits	$3,330	$4,107
Other accrued expenses	12,849	15,133

Total	$16,179	$19,240

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Energy Service Obligation

      The Company’s long-term debt and current maturities of long-term debt, exclusive of amounts classified as “Liabilities Subject to Compromise,” consist of its energy service obligation to Northwind as follows:

	2003	2002

	(In thousands)
Energy service obligation	$34,690	$35,664
Less current maturities of energy service obligation	(1,132)	(1,010)

Total long-term energy services obligation	$33,558	$34,654

      The Company and Northwind are parties to an energy service agreement. Pursuant to this agreement, Northwind provides hot and cold water and emergency power to the casino and hotel. In order to meet its obligations under the energy service agreement, Northwind constructed a central utility plant on land owned by the Company and leased to Northwind. The central utility plant and equipment with an original cost of $40,000,000 (collectively “Costs”) is owned by Northwind. Northwind paid all costs in connection with the construction, purchase and installation of the central utility plant. The charges payable under the energy service agreement include a fixed component applied to the Costs and a component based on reimbursement of costs related to the operation of the central utility plant. The Company’s share of Costs under its energy service agreement is based on the total Costs less the amounts payable by the owner of the shopping mall adjacent to the Aladdin. The share of the original Costs allocated to the owner of the shopping mall is approximately $2,900,000. The Company accounts for the energy service agreement as a capitalized Energy Service Obligation.

      In December of 2002, Gaming assumed the energy service agreement and several related agreements pursuant to a settlement agreement with various parties approved by the Bankruptcy Court. Accordingly, the Company has classified the energy service obligation as long-term debt rather than liabilities subject to compromise. Under the assumed agreement, Gaming is required to repay the Costs including an interest component of 12.14% and Northwind’s guaranteed return of 10% on their initial investment over a 20-year term.

10.	Liabilities Subject to Compromise

      FF&E Facility and FF&E Lease — The Company has a pre-petition term loan facility that provided financing for the acquisition of $20,000,000 of gaming equipment and other specified equipment (“FF&E Facility”) and a capital lease for nongaming furniture, fixtures and equipment (“FF&E Lease”). The FF&E Facility and FF&E Lease have been classified as a liability subject to compromise in the accompanying consolidated balance sheets (see Note 6). Pursuant to an order of the Bankruptcy Court, the Company has been making adequate protection payments on the FF&E Facility and FF&E Lease (see Note 15).

      Chapter 11 Financing — On the Petition Date, the Bankruptcy Court authorized Gaming to pay pre-petition employee wages, salaries, benefits and certain other employee obligations during the Chapter 11 Case. In addition, the Bankruptcy Court authorized the payment of certain pre-petition obligations owed to critical trade and other creditor. The Bankruptcy Court also authorized Gaming to continue various programs for the benefit of its operations, including the honoring of pre-petition customer deposits, gaming wagers and chips and tokens. Gaming sought and the Bankruptcy Court approved $50,000,000 of debtor-in-possession financing (the “DIP Loan”) from a syndicate of banks, including Bank of New York, as Collateral Agent and Administrative Agent (the “DIP Lenders”). The DIP Loan is secured by a Bankruptcy Code Section 364(c)(1) super-priority claim, and a Section 364(d) priming lien on the collateral securing the Bank Credit Facility (as defined below) subject to certain carve-outs for allowed administrative claims. The DIP

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Loan initially expired on July 8, 2002 and was renewed through December 31, 2002, although the maximum borrowings under the DIP Loan were reduced to $25,000,000. The Company has no outstanding balance on the DIP Loan because the cash flows generated from the Aladdin have been sufficient to support operations. Accordingly, the DIP Loan was not renewed after it expired on December 31, 2002.

      The DIP Loan also provided for a commitment fee of 1.5% annually of the average daily unused balance during the original term. The commitment fee was reduced to 1% of $25,000,000 for the renewal period.

      Debt issuance costs incurred in connection with the issuance of the DIP Loan have been capitalized and amortized using a method which approximates the effective interest method.

      Term Loans — Gaming has a pre-petition credit facility (“Bank Credit Facility”) with various financial institutions (collectively the “Lenders”) and the Bank of New York as current administrative agent for the lenders. The Credit Agreement consists of four separate term loans. Term A Loan comprises a term loan of $134,750,000 and matures approximately 5 1/2 years after the initial borrowing date. Term B Loan comprises a term loan of $114,000,000 and matures 8 1/2 years after the initial borrowing date. Term C Loan comprises a term loan of $160,000,000 and matures ten years after the borrowing date. Term D Loan comprises a term loan of $50,000,000 and matures 8 1/2 years after the borrowing date. Interest on the term loans was computed as follows: Term A Loan, at the London Interbank Offered Rate (“LIBOR”) plus 300 basis points until the Aladdin commenced operations, then LIBOR plus an amount between 150 basis points and 275 basis points depending upon Gaming’s earning before interest, taxes, depreciation and amortization; Term B Loan, LIBOR plus 200 basis points while the funds were held in the cash collateral account and LIBOR plus 350 basis points once the funds were utilized for the construction of the Aladdin; Term C Loan, LIBOR plus 200 basis points while the funds were held in the cash collateral account and LIBOR plus 400 basis points once the funds were utilized for the construction of the Aladdin; Term D Loan, LIBOR plus 350 basis points once the funds were advanced.

      As security for the Bank Credit Facility, Gaming Holdings has entered into a deed of trust in favor of the Lenders securing all obligations of the Company under the Bank Credit Facility, encumbering the Aladdin (including any and all leasehold interests) as a first priority lien. In addition, the Company has either assigned or entered into security agreements in favor of the Lenders for all present and future leases, accounts receivable, licenses and any other tangible or intangible assets owned or leased by the Company, subject to the rights of the FF&E Lenders under the FF&E Facility.

      As further security for the Bank Credit Facility and to the extent permissible, the owners of Gaming Holdings have pledged their interests in Gaming Holdings to the Lenders and Gaming Holdings has pledged its interest in Gaming (other than the Series A Preferred Membership Interests) to the Lenders.

      The Bank Credit Facility has been classified as a liability subject to compromise in the accompanying consolidated balance sheets (see Note 6).

      Interest Rate Swaps — The Company had the following interest rate derivative financial instruments in effect as of the Petition Date (the “Interest Rate Swaps”): (i) an interest rate collar with an amortizing notional amount of $245,700,000 ($222,200,000 at the Petition Date), a maximum and minimum interest rate of 8.00% and 6.25%, respectively, and a maturity date of June 30, 2005, (ii) an interest rate collar with an amortizing notional amount of $159,200,000 ($157,200,000 at the Petition Date), a maximum rate of 8.00%, a minimum rate of 6.25% and a maturity date of June 30, 2005; (iii) an interest rate collar with a notional amount of $50,000,000, a maximum rate of 8.00%, a minimum rate of 6.25%, and a maturity of June 30, 2005. All rates noted above are the three-month LIBOR equivalents only and do not include the impact of the basis point additions to LIBOR that are used in calculating interest expense on the Company’s term loans. The fair market value of the Company’s interest rate derivative financial instruments as provided by the counterparty, was a net payable of approximately $10,700,000 at December 31, 2000. On January 1, 2001, Gaming recorded

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

a liability of $10,700,000 for the fair value of its interest rate collars at that date with a corresponding cumulative effect adjustment in the consolidated statements of operations.

      The interest rate swaps and collars were terminated as of the Petition Date. The market value of the outstanding swap agreements as of that date was approximately $32,300,000. The Company recorded the cost of terminating the swap agreements as net interest rate collar expense in the accompanying consolidated statements of operations. The interest rate collar payable of approximately $32,300,000 and related accrued interest of approximately $2,800,000 have been classified as liabilities subject to compromise in the accompanying consolidated balance sheets (see Note 6).

      Fair Value of Long-Term Debt — Due to significant credit risk and uncertainty surrounding the Chapter 11 proceedings, the Company is unable to determine the fair value of the Term A Loan, Term B Loan, Term C Loan and Term D Loan, the obligations under the FF&E Facility and the Energy Service Obligation. The fair market value of the Company’s interest rate swaps is based on the estimated termination values at September 28, 2001 as provided by the counterparty to the swaps.

11.	Leases

      The Company leases certain real property, furniture and equipment. The leases are accounted for as operating leases in accordance with SFAS No. 13, Accounting for Leases.

      At December 31, 2003, aggregate minimum rental commitments under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following (in thousands):

December 31	Leases

2004	$649,914
2005	450,504
2006	220,234
2007	—
2008	—
Thereafter	—

Total	$1,320,652

      Rental expense amounted to approximately $1,266,000, $1,257,000 and $13,314,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

12.	Member’s Equity

      Gaming Holdings owns 100% of the Series A Preferred Membership Interests (the “Preferred Interests”) of the Company as of December 31, 2003. These interests earn a return of 13.5% of the Preferred Interest balance compounded on a semi-annual bond equivalent basis (March 1 and September 1) for the first five years after the initial issuance of the Preferred Interests and a return of 13.5% of $221,500,000 compounded on a semi-annual bond equivalent basis beginning the sixth year after the initial issuance. The cumulative unpaid return on the Preferred Interests is approximately $106,453,000 as of December 31, 2003.

13.	Related Party Transactions and Guarantees

      Land Contribution and Restricted Land — Both Sommer Enterprises and Gaming Enterprises contributed land to Gaming Holdings. The land was originally owned by Holdings, a related party under common control, and therefore the land has been recorded at its carryover basis. In addition, the land was subject to

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain indebtedness that was paid by the Company on the date of the contribution. The indebtedness exceeded the carryover basis of the land and therefore resulted in a negative contribution by Sommer Enterprises.

      The carryover basis of the land was approximately $40,250,000, but a portion of the land was classified as restricted land due to a requirement to transfer the land to Aladdin Bazaar, LLC (“Bazaar”) that was completed in November 2000. Until December 2003, Bazaar was effectively owned 35.36% by the Sommer Trust. In December 2003, Bazaar’s interest in the shopping mall adjacent to the Aladdin was sold and transferred to Boulevard Invest LLC, a Delaware limited liability company. The shopping mall is an integrated part of the Aladdin entertainment complex. The carryover basis of the land was allocated to the shopping mall based on an appraisal of the entire land parcel.

      GAI, LLC Consulting Agreement — The Company has entered into a consulting agreement with GAI, LLC (“GAI”), which is 100% beneficially owned by the Company’s former Chief Executive Officer; however, an option has been granted to a third party to acquire a 15% interest of GAI’s interest in Gaming Holdings. The consulting agreement was terminated as of the Petition Date.

      The Salle Privee Agreement — The Company, London Clubs and LCNI are parties to an agreement (“Salle Privee Agreement”) which relates to the operation of The London Club at the Aladdin, an approximately 15,000 square foot gaming section located on a separate level of the Aladdin Casino. Under this agreement, London Clubs has agreed to guaranty the obligations of LCNI. In consideration for the services to be furnished by LCNI under the Salle Privee Agreement, the Company agreed to pay to LCNI a performance-based incentive fee. This fee will be calculated based on a range of percentages applied to certain thresholds of The London Club at the Aladdin EBITDA (defined as gross revenue attributable to The London Club at the Aladdin, less all costs and expenses directly attributable to The London Club at the Aladdin). No performance based incentive fee had been earned through December 31, 2003. This agreement has been deemed rejected by the bankruptcy court.

      Keep-Well Agreement and Completion Guaranty — Holdings, Aladdin Bazaar Holdings, LLC (“Bazaar Holdings”) and London Clubs entered into the Keep-Well Agreement (“Keep-Well Agreement”) in favor of the Lenders under the Bank Credit Facility. The Sommer Trust joined and became a party to the Keep-Well Agreement in July 2000 (Holdings, Bazaar Holdings, London Clubs and the Sommer Trust, collectively, the “Sponsors”). The Keep-Well Agreement is the joint and several agreement of the Sponsors to make certain quarterly cash equity contributions to the Company if the Company fails to comply with the minimum fixed charge coverage ratio set forth in the Bank Credit Facility, but in no event shall the aggregate cash equity contributions required to be made in any fiscal year of Gaming exceed $30,000,000 and such obligations continue until the satisfaction of certain conditions. Pursuant to the Chapter 11 proceedings and other factors, a default has occurred under the Keep-Well Agreement. The Lenders may determine pursuant to such default that $150,000,000 (as detailed in the underlying agreement) is currently due and payable by the Sponsors. Bazaar Holdings, London Clubs and the Sommer Trust have notified Gaming that settlements were reached with the Lenders. Any payments pursuant to settlement will be made directly to the Lenders.

      London Clubs, the Sommer Trust and Bazaar Holdings, which is indirectly owned 99% by the Sommer Trust, are guarantors under a completion guaranty (“Bank Completion Guaranty”) for the benefit of the Lenders, under which they have agreed to guarantee, among other things, the completion of the Aladdin. In July 2000, Jack Sommer, the Company’s Chairman of the Board and his spouse, Laura Sommer, each individually have joined and became a party to the Bank Completion Guaranty. The Bank Completion Guaranty is not subject to any maximum dollar limitations. For payments made pursuant to the Bank Completion Guaranty, Gaming Holdings issues (i) Series A Preferred Shares in exchange for the contribution of such payments and (ii) Series D Preferred Shares representing a profits-only interest in Gaming Holdings. The holders of the Notes are not a party to the Bank Completion Guaranty, however, London Clubs, the

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sommer Trust and Bazaar Holdings have entered into a limited completion guaranty for the benefit of the Noteholders (“Noteholder Completion Guaranty”) under which they guarantee completion of the Aladdin, subject to certain important exceptions, limitations and qualifications. The Noteholder Completion Guaranty contains certain intercreditor provisions which significantly limit the rights of the Trustee under the Noteholder Completion Guaranty. Although Gaming does not believe there is currently any amount due under the Bank Completion Guaranty or Noteholder Completion Guaranty, if it were determined that there were amounts due, there can be no assurance that the parties to either the Bank Completion Guaranty or the Noteholder Completion Guaranty will be able to make such payments to the Company if required pursuant to these agreements.

      During 1998, London Clubs received a fee of $2,650,000 for its obligations under the Keep-Well Agreement and in addition is entitled to an annual fee of 1.5%, payable in arrears, of the Company’s annual average indebtedness with respect to a $265,000,000 portion of the Bank Credit Facility, which is supported by the Keep-Well Agreement. Such fees accrue from the closing date of the Bank Credit Facility and are payable from available cash flow after the opening of the Aladdin. As of the Petition Date, the Company had accrued approximately $14,400,000 in Keep-Well fees to London Clubs, which is reported in the consolidated balance sheet as related party payables subject to compromise. Additionally, the Company agreed to reimburse approximately $2,800,000 to London Clubs for certain expenses incurred relating to the Aladdin; however, London Clubs has agreed to defer the payment of approximately $189,000 of this reimbursement. As of December 31, 2003, London Clubs received approximately $2,400,000 of this $2,800,000 reimbursement obligation.

14.	Employee Benefit Plan

      401K Plan — The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code covering its employees. The plan allows employees to defer, within prescribed limits, up to 15% of their income on a pre-tax basis through contributions to the plan. The Company currently matches, within prescribed limits, 50% of all employees’ contributions up to 3% of their individual earnings. The Company recorded charges for matching contributions of approximately $1,036,000, $1,076,000 and $682,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

      Health Insurance Plan — The Company maintains a qualified employee health insurance plan covering all employees who work in a full-time capacity. The plan, which is self-funded by the Company with respect to claims below a certain maximum amount, requires contributions from eligible employees and their dependents. The Company recorded expenses related to the group medical plan of approximately $12,078,000, $10,538,000, and $9,339,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

      Self-Funded Employee Health Care Insurance Program — The Company’s employee health care benefits program is self-funded up to a maximum amount per claim. Claims in excess of this maximum amount are fully insured through a stop-loss insurance policy. Accruals are based on claims filed and estimates of claims incurred but not reported. At December 31, 2003 and 2002, the Company’s liability for unpaid and incurred but not reported claims totaled approximately $2,136,000 and $1,671,000, respectively, and is included in accrued liabilities in the accompanying consolidated balance sheets. While the total cost of claims incurred depends on future developments, in management’s opinion, recorded reserves are adequate to cover the payments of future claims.

15.	Commitments and Contingencies

      Employment Agreements — On December 5, 2001, the Bankruptcy Court approved management retention and severance agreements (“Retention Agreements”) for ten of the Company’s executives. The

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Retention Agreements were subsequently amended in May of 2003. The executives are divided into two levels for purposes of computing retention compensation pursuant to the Retention Agreements.

      “Level One” executives (three individuals) will receive a stay bonus equal to 100% of their base salary for each month worked, payable at the earlier of an effective date of a plan of reorganization or termination of the executive. The stay bonus for the Level One executives will accrue at one (for two individuals) and one and a quarter times (for one individual) their existing base salaries for a maximum of twelve months. If a Level One executive is not offered a comparable position upon reorganization or sale of the Company, the Retention Agreements provide for severance equal to six months of existing annual base salary, payable monthly, commencing upon employment termination.

      “Level Two” executives (seven individuals) will receive a stay bonus equal to 40% of their base salary for each month worked, payable at the earlier of an effective date of a plan of reorganization or termination of the executive. The stay bonus for the Level Two executives will accrue at their existing base salaries for a maximum of twelve months. If a Level Two executive is not offered a comparable position upon reorganization or sale of the Company, the Retention Agreements provide for severance equal to six months of existing annual base salary, payable monthly, commencing upon employment termination.

      The Retention Agreements as amended were effective May of 2003 for Level One and Level Two executives. The Company has recorded approximately $1,926,000, $1,602,000 and $307,000, in expenses related to the stay bonuses in the accompanying financial statements as a reorganization item for the years ended December 31, 2003, 2002 and 2001, respectively.

Litigation:

      Mechanics Liens — On September 26, 2002, the Company commenced an adversary proceeding against various mechanics lien claimants (the “Bazaar Mechanics Liens”) in the Bankruptcy Court. The complaint stems from the filing and recordation of mechanics’ liens on the Company’s real property (“Gaming Site”) when in fact the labor and materials was for work performed on the property owned by Bazaar (the “Bazaar Site”). The complaint seeks declaratory judgment under 28 U.S.C. 2201 and pursuant to 11 U.S.C. 105 that (i) each of the Bazaar Mechanics’ Liens resulted from labor and materials supplied by the Bazaar Mechanics’ Lien Claimants solely to the Bazaar Site, (ii) each of the Bazaar Mechanics’ liens were not the result of labor and materials supplied by the Bazaar Mechanics’ Lien Claimants for the Gaming Site, (iii) the labor and materials supplied by each of the Bazaar Mechanics’ Lien Claimants which resulted in the Bazaar Mechanics’ Liens did not benefit Gaming or the Gaming Site (iv) the Bazaar Mechanics’ Liens are allocated and apportioned entirely to the Bazaar site, (v) the Bazaar Mechanics’ Liens are inappropriately charged to and recorded on the Gaming Site and are expunged from the Gaming Site, (vi) an order requiring each of the Bazaar Mechanics’ Lien Claimants, or their successors or assigns, to execute valid lien releases of their respective mechanics’ liens on the Gaming Site, and (vii) for an award of Debtor’s reasonable attorneys’ fees and costs. As a result of the action, all but two of the Bazaar Mechanics Liens have been voluntarily released from the Gaming Site. Those two Bazaar Mechanics Lien claimants are Nu Floor Systems, Inc. (“Nu Floor”) and Uriah Enterprises (“Uriah”), both of which are in their own respective bankruptcies. On or about December 31, 2003, the Company filed motions for relief from the automatic stay in those respective cases requesting that the Bankruptcy Court terminate the automatic stay to allow the Company to proceed with the adversary proceeding. On or about January 28, 2004 and February 9, 2004 respectively, orders were entered in the Bankruptcy Court in the Uriah and Nu Floor cases granting the Company’s motions for relief from the automatic stay. The Company expects the Uriah and Nu Floor Bazaar Mechanics Liens to be either voluntarily released or released via a judgment in the Company’s favor. The Company anticipates this adversary proceeding to be fully resolved by June 2004.

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Construction Litigation — During 1997, Gaming commenced the design and construction of the Aladdin. On or about December 4, 1997, Gaming and Fluor Enterprises, Inc. fka Fluor Daniel, Inc. (“Fluor”) entered into that certain Guaranteed Maximum Price Contract For Design/ Build Services (the “Contract”) to perform certain design/build construction services for certain portions of the Aladdin. On or about March 12, 1998, Sturgeon Electric Co., Inc. (“Sturgeon”) entered into a subcontract with Fluor (the “Sturgeon Subcontract”), whereby Sturgeon agreed to design and construct the electrical system and the fire/life safety system for certain portions of the Aladdin. The design and construction of the high-rise portion of the Aladdin’s structural steel systems was subcontracted to SMI-Owen Steel Company (“SMI”). SMI contracted to design, fabricate and construct the entire staggered-steel truss/hollow-core plank structural system within 40 weeks from the issuance of a notice to proceed to SMI (the “SMI Contract”).

      Fluor and Gaming had numerous disputes relating to the Contract. Pursuant to the Contract, Gaming commenced arbitration before the American Arbitration Association (“AAA”), which resulted in Fluor filing counterclaims against Gaming. In order to resolve those disputes, Gaming and Flour entered into a Settlement Agreement on or about August 4, 2000 (the “Fluor Settlement Agreement”).

      Pursuant to the Fluor Settlement Agreement, Gaming and Fluor agreed to resolve the disputes between them and to put aside their differences and to work together on the construction project. In addition, Fluor became obligated to seek recovery of certain liquidation claims on behalf of Aladdin in arbitration proceedings against Sturgeon and SMI as described below and certain other third parties as more particularly set forth in the Fluor Settlement Agreement.

      Sturgeon filed an arbitration demand against Flour in October 2000, seeking, inter alia, recovery of moneys withheld from Fluor and Sturgeon by Gaming. The arbitration case (the “Sturgeon Arbitration”) was initiated by Sturgeon to resolve certain disputes against Fluor regarding the Sturgeon Subcontract. Pursuant to the Fluor Settlement Agreement, Fluor filed a joint counter-demand for arbitration before the AAA against Sturgeon in December 2000.

      Further, pursuant to the Fluor Settlement Agreement, Fluor also brought claims against SMI on behalf of Gaming (the “SMI Arbitration”) based on allegations of SMI’s numerous breaches of contract and defaults under the SMI Contract, including failure to timely complete the steel work.

      On February 27, 1998, St. Paul issued a Subcontract/ Vendor Default Protection policy, and other policies relative to the construction work under the Contract. On March 14, 2000, SMI brought suit in the Southern District of Texas seeking damages under the insurance policies issued by St. Paul to Fluor (the “SMI Case”). Subsequently, St. Paul filed a complaint for declaratory relief against Flour (the “St. Paul Case”). The St. Paul Case was subsequently consolidated with the SMI Case. Gaming was plaintiff in intervention and counter-defendant and Fluor was a counter-claimant in the St. Paul Case. Following a meeting held in July 18, 2002, Gaming, Fluor and St. Paul reached a settlement, in order to settle the claims asserted by and against St. Paul by Gaming and/or Fluor, including the St. Paul Case pending in the Southern District of Texas.

      The St. Paul settlement provided for a one-time cash payment of $20,500,000 to Gaming/ Fluor and a release by Gaming and Fluor of all claims under the insurance policies (subject to certain exceptions) issued by St. Paul with respect to the Aladdin. The parties to the SMI Arbitration agreed to settle and compromise all matters between them arising out of or relating to the SMI Contract by agreement entered into in November 2003. Pursuant to the SMI settlement agreement, Gaming received $3.5 million in full settlement of all claims.

      The parties to the Sturgeon Arbitration agreed to compromise all matters between them arising out of or relating to the Sturgeon Subcontract pursuant to a settlement agreement effective on or about June 5, 2003

ALADDIN GAMING, LLC AND SUBSIDIARIES
(A Nevada limited liability company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(“Sturgeon Settlement Agreement”). Pursuant to the Sturgeon Settlement Agreement, Gaming received $2.3 million.

      The settlement funds paid on behalf of Gaming were remitted directly to the Lenders. The payment resulted in complete releases of claims against Gaming and its property, but did not reduce Gaming’s outstanding amounts under the Bank Credit Facility or Interest Rate Swaps.

      Richard J. Goeglein — On September 28, 2001, Richard J. Goeglein, a former officer of the Company, and GAI, which is owned by Mr. Goeglein, filed a compliant in District Court, Clark County, Nevada (the “State Court”), against Gaming, Gaming Holdings and other persons alleging breach of contract, breach of implied covenant of good faith and fair dealing, negligence and negligent misrepresentation, and intentional misrepresentation. With respect to the action brought by Mr. Goeglein against the Company and Gaming Holdings, the litigation has been settled to the mutual satisfaction of the parties. The terms of this settlement are to remain confidential, but the result is no liability on the part of the Company. Gaming Holdings is to pay Mr. Goeglein’s legal fees in the approximate amount of $103,000 and to cause the redemption of the outstanding 3% of Gaming Holdings membership interest.

      Regarding the claims filed with the Bankruptcy Court by Mr. Goeglein and GAI, the Creditors Trust, acting on behalf of the Official Unsecured Creditors Committee, will be entitled to a single unsecured claim in the total amount of $575,000 and the pending adversary action against GAI shall be dismissed with prejudice.

      General Electric Capital Corporation — On or about November 28, 2001, a stipulation and order for adequate protection for the FF&E Facility was entered with the Bankruptcy Court. Pursuant to the order, the Company has been making adequate protection payments to General Electric Capital Corporation (“GECC”) on a monthly basis. The order does not provide for an allocation of the adequate protection payment between the term loan and capital lease. Management has allocated the payment between the term loan and capital lease on a pro-rata basis in the accompanying financial statements.

      In October 2001, the State of Nevada Department of Taxation completed an audit of the Company’s sales and use tax returns from opening through the Petition Date. The audit resulted in a deficiency notice of $2,500,000 plus interest assessments. The deficiency related to equipment financed through the capital lease of the FF&E Facility. The liability for the tax deficiency is included in liabilities subject to compromise in the accompanying consolidated balance sheet (see Note 6).

      Supplemental Adequate Protection — On or about August 15, 2003, a supplemental stipulation and order for adequate protection for the Bank Credit Facility and GECC was entered with the Bankruptcy Court. Pursuant to the order, the Company has been making monthly adequate protection payments of $1,200,000 to Bank of New York (“BNY”), as administrative agent, for the benefit of the Lenders (the “Supplemental Adequate Protection Payments”). The Supplemental Adequate Protection Payments are distributed by BNY and applied to the bank group claims as outlined in the order. The Company has recorded the Supplemental Adequate Protection Payments as a reduction of interest rate collars payable in the accompanying financial statements.

BH/RE, L.L.C.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed consolidated balance sheet of BH/RE as of December 31, 2003 and statement of operations for the year ended December 31, 2003 give effect to the Aladdin acquisition and the financing of the Aladdin acquisition as if they occurred, for balance sheet purposes, on December 31, 2003 and, for statement of operations purposes, on January 1, 2003. There can be no assurance that the Aladdin acquisition will be consummated. See “Item 1 — Business — Planned Acquisition of the Aladdin.” The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the dates specified, nor are they indicative of our future results of operations or financial condition. The unaudited pro forma condensed consolidated financial statements are based on and should be read in conjunction with, and are qualified in their entirety by, the historical consolidated financial statements and notes thereto of BH/RE and Aladdin Gaming (including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” relating thereto) appearing elsewhere in this registration statement.

BH/RE. L.L.C.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(As of December 31, 2003)

			Pro Forma		BH/RE
	Aladdin		Adjustments		Pro Forma
	Gaming	BH/RE	(See Note 2)		As Adjusted

	(In thousands)
ASSETS
Cash and cash equivalents	$38,240	$—	$(14,632	)(a)	$22,325
			(1,283	)(b)
Restricted cash and cash equivalents	4,189	—	(4,189	)(c)(1)	—
Receivables from related parties	38	—	(38	)(d)	—
Accounts receivable — net of allowance for doubtful accounts	13,369	—	—		13,369
Inventory	1,920	—	—		1,920
Prepaid expenses	5,596	—	(4,986	)(c)(2)	610
Deposits	2,885	—	(406	)(c)(3)	2,479

Total current assets	66,237	—	(25,534)		40,703
Restricted cash — long term	—	10,061	79,939	(e)	90,000
Property and equipment — net	496,370	—	4,630	(f)	501,000
Other assets — net of accumulated amortization	1,591	3,225	(3,225	)(g)	1,591

Total assets	$564,198	$13,286	$55,810		$633,294

LIABILITIES AND MEMBERS’ EQUITY
Current portion of energy service obligation	$1,132	$—	$—		$1,132
Accounts payable — trade	3,910	—	—		3,910
Accrued expenses and other current liabilities	29,457	—	(6,442	)(c)(4)	23,015

Total current liabilities	34,499	—	(6,442)		28,057
Energy service obligation — net of current portion	33,558	—	—		33,558
Due to Affiliates	—	13,008	(13,008	)(d)	—
Liabilities subject to compromise	549,513	—	(549,513	)(h)	—
Credit facility	—	—	476,901	(i)	462,901
			(14,000	)(j)
Other long term liabilities	—	—	14,000	(j)	14,000

Total liabilities	617,570	13,008	(92,062)		538,516
Commitments and contingencies	—	—	—		—
Minority interest	—	1,509	18,500	(d)	20,009
Members’ equity
Membership interest	395,370	—	(395,370	)(k)	76,000
			10,000	(d)
			66,000	(d)
Accumulated deficit	(448,742)	(1,231)	448,742	(k)	(1,231)

Total members’ equity	(53,372)	(1,231)	129,372		74,769

Total liabilities and members’ equity	$564,198	$13,286	$55,810		$633,294

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

BH/RE, L.L.C.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
(For the Year Ended December 31, 2003)

			Pro Forma		BH/RE
	Aladdin		Adjustments		Pro Forma
	Gaming	BH/RE	(See Note 3)		As Adjusted

	(In thousands)
Revenues
Casino	$110,642	$—	$—		$110,642
Hotel	95,836	—	—		95,836
Food and beverage	68,084	—	—		68,084
Other	18,378	—	—		18,378

Gross revenues	292,940	—	—		292,940
Less: promotional allowances	(26,400)	—	—		(26,400)

Net revenues	266,540	—	—		266,540

Expenses
Casino	62,626	—	—		62,626
Hotel	28,913	—	4,070	(a)	32,983
Food and beverage	44,032	—	—		44,032
Other	14,344	—	—		14,344
Selling, general and administrative	61,701	1,283	(443	)(b)	65,819
			3,278	(c)
Impairment of long-lived assets	29,478	—	—		29,478
Depreciation and amortization	43,495	—	17,500	(d)	60,995

Total costs and expenses	284,589	1,283	24,405		310,277
Loss from operations	(18,049)	(1,283)	(24,405)		(43,737)
Interest income (expense), net	(9,953)	52	(31,388	)(e)	(35,291)
			5,998	(f)

Loss before reorganization items	(28,002)	(1,231)	(49,795)		(79,028)
Reorganization items	(12,103)	—	12,103	(g)	—

Net loss	$(40,105)	$(1,231)	$(37,692)		$(79,028)

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

BH/RE, L.L.C.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

      The following notes to unaudited pro forma condensed consolidated financial statements give effect to the Aladdin acquisition financing and the Aladdin acquisition as if they had occurred, for balance sheet purposes, on December 31, 2003 and, for statement of operations purposes, on January 1, 2003.

      1. The pro forma purchase price is calculated as follows:

Amount

(In thousands)
Fair value of acquisition(i)	$511,591
Estimated transaction fees and expenses	6,000

Total	$517,591

      The preliminary allocation of the pro forma purchase price is as follows:

Amount

(In thousands)
Net working capital(ii)	$15,000
Land	36,395
Buildings, furniture, fixtures and equipment	464,605
Other assets	1,591

Total	$517,591

The final purchase price and its allocation will be based on appraisals and estimates by management and is expected to be completed within one year of the completion of the Aladdin acquisition.

(i)	Represents the estimated fair value of the assets to be acquired from Aladdin Gaming and the assumption of the energy service obligation.

(ii)	Represents net working capital (including cash) to be transferred by Aladdin Gaming as part of the Aladdin acquisition.

      2. The following is a brief description of the adjustments to the pro forma balance sheet to reflect the Aladdin acquisition as if it had occurred December 31, 2003.

(a)	Represents cash to be retained by Aladdin Gaming.

(b)	Represents reimbursements for transaction fees and expenses paid by affiliates on behalf of BH/RE.

(c)	Represents the portions of the following assets and liabilities that will remain with Aladdin Gaming:

(1) restricted cash

(2) prepaid expenses

(3) deposits

(4) accrued liabilities

(d)	Represents the elimination of related party payables and receivables.

(e)	Represents capital contributions by holders of the equity membership interests of BH/RE and Starwood for the planned renovation of the Aladdin into the PH Resort and transaction fees and expenses.

BH/RE, L.L.C.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

(f)	Represents an adjustment to property and equipment based on the purchase price allocation. Depreciation has been computed using the straight-line method over the following useful lives: building and leasehold improvements — 39 years; furniture and equipment — five years; and energy service asset — 17 to 20 years.

(g)	Represents the transaction fees and expenses that will be capitalized as part of the purchase price for the Aladdin.

(h)	Represents an adjustment to eliminate the liabilities subject to compromise.

(i)	Represents the Aladdin acquisition financing consisting of $510 million senior secured notes that bear interest at three-month LIBOR plus a margin (as defined in the Credit Agreement) and mature six years from the issue date. The senior secured notes have been discounted by $33 million to reflect their estimated fair value, which is based on the fair value of the assets acquired and the assumption of the energy service obligation.

(j)	In connection with the Aladdin acquisition financing described in note 2(i), OpBiz will be required to make a $14 million cash payment to the holders of the senior secured notes to reduce the principal amount of the notes to $496 million and to obtain a release of the lien on the vacant property. We plan to develop a vacation resort ownership or similar project on that property. It is assumed that the $14 million will be obtained through additional debt financing.

(k)	Represents the elimination of member’s equity and accumulated deficit of Aladdin Gaming.

      3. The following is a brief description of the adjustments to the pro forma statement of operations to reflect the Aladdin acquisition as if it had occurred January 1, 2003.

(a)	Represents an adjustment for the Sheraton hotel management fee. OpBiz has entered into a management contract with Sheraton to assist in the management, operation and promotion of the Hotel and to permit the use of the Sheraton brand and trademarks in the promotion of the Hotel for a fee of 4% of gross Hotel and Hotel related operating revenues and 2% of gross rental revenues from third party leases in the Hotel, plus certain centralized service fees that have not been included in the adjustment.

(b)	Represents an adjustment for an employment contract that will be eliminated pursuant to the purchase agreement.

(c)	Represents an adjustment for fees related to the licensing agreement between OpBiz and Planet Hollywood. The agreement grants OpBiz a license to use the Planet Hollywood marks, Internet domain names that incorporate the Planet Hollywood marks and Planet Hollywood’s collection of memorabilia for a fee of 1.75% of non-Casino revenues. In general, the license fees become payable after OpBiz begins operating as the PH Resort. The licensing agreement expires in 2028 with options to extend the term for three successive 10-year terms.

(d)	Represents an adjustment to reflect the estimated annual depreciation expense related to the acquired assets.

(e)	Represents the estimated interest expense and debt discount amortization related to the $510 million senior secured notes. The interest rate is based on a variable LIBOR index. An increase of 1/8 of a percentage point in the average LIBOR rate would increase BH/RE’s annual interest cost by approximately $625,000.

(f)	Represents historical interest costs that will be eliminated as a result of the Aladdin acquisition.

(g)	Represents an adjustment to eliminate the reorganization items.

BH/RE, L.L.C.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS — (Continued)

      4. Other explanatory notes:

Since BH/RE is a limited liability company, there is no provision for federal income taxes.